Exhibit (a)(3)

NOVEL DENIM HOLDINGS LIMITED

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong

, 2005

Dear Members:

      You are cordially invited to attend a Meeting of Members (the “Special Meeting”) of Novel Denim Holdings Limited to be held on                     , 2005, at                     :00 a.m., Hong Kong time, at the offices of Novel Denim at 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong.

      At the Special Meeting, you will be asked to consider and vote upon the Agreement and Plan of Merger (“Merger Agreement”) by and among Novel Denim Holdings Limited, a British Virgin Islands international business company (“Novel Denim” or the “Company”), NDH Acquisition Limited, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company (“NDHA”), Novel Apparel (BVI) Limited, a British Virgin Islands international business company and member of the Company (“Apparel”), and Novel Holdings (BVI) Limited, a British Virgin Islands international business company and beneficial owner of 80% of the outstanding shares of Apparel, and approve the merger contemplated by the Merger Agreement. NDHA was formed solely for the purpose of acquiring all of the outstanding ordinary shares of Novel Denim (the “Ordinary Shares”) not already owned or controlled by Apparel and Kee Chung Chao. Both Novel Denim and NDHA are controlled by Apparel and Kee Chung Chao. Pursuant to the merger, NDHA will be merged with and into Novel Denim, with Novel Denim continuing as the surviving company, which will no longer be a publicly-traded company.

      If the Merger Agreement is adopted and the merger is approved and completed in accordance with its terms you will be entitled to U.S.$1.20 in cash for each Ordinary Share of Novel Denim that you own, less any applicable taxes, without interest. Immediately, prior to the merger, it is intended that each outstanding option for Novel Denim’s Ordinary Shares will be converted into the right to receive in cash an amount equal to the product of the excess, if any, of U.S.$1.20 over the per share exercise price of such option multiplied by the number of shares subject to the option, and less any applicable taxes, without interest. The total cash consideration payable to Novel Denim’s members in connection with the merger is approximately U.S.$3.6 million.

      On December 10, 2004, a Special Committee of our board of directors unanimously determined that the proposed merger on the terms and subject to the conditions set forth in the Merger Agreement is fair to the members of Novel Denim other than Apparel, Kee Chung Chao and their affiliates and is in the best interests of Novel Denim and its members taken as a whole, and resolved to approve the Merger Agreement and recommend that the Board of Directors of Novel Denim adopt and approve the Merger Agreement. The Special Committee consists of two directors who are neither officers nor employees of Novel Denim, are not directly or indirectly affiliated with Novel Denim, and will not own an economic interest in Novel Denim following the merger. On December 13, 2004, the board of directors, taking into account the unanimous recommendation of the Special Committee, voted to approve the Merger Agreement and resolved to recommend that you vote “FOR” approval and adoption of the Merger Agreement and the merger.

      In reaching its decision, the Special Committee considered many factors, including a written opinion delivered by Benedetto, Gartland & Company, Inc., the Special Committee’s financial advisor, on December 10, 2004, stating that, as of that date, and based on, and subject to, the matters set forth in the opinion, the consideration to be paid to Novel Denim’s members (other than Apparel and Kee Chung Chao) in the merger was fair from a financial point of view to the Novel Denim members receiving such payment.

      The accompanying proxy statement explains the proposed merger and provides specific information concerning the Merger Agreement and the Special Meeting. We urge you to read these materials, including the Merger Agreement attached as Exhibit B and other appendices, completely and carefully.

      The Merger Agreement requires that the merger be approved and adopted by an affirmative vote of the holders of a majority of the outstanding Ordinary Shares. Approval of the transaction by the members is assured as Apparel and Kee Chung Chao collectively own 63% of the total number of issued and outstanding Ordinary Shares of Novel Denim and have agreed pursuant to a Voting Agreement to vote their Ordinary Shares in favor of the transaction. You have the right to dissent from the merger under the laws of the British Virgin Islands, and upon compliance with procedural requirements, receive the “fair value” of your shares if the merger is completed. In order to exercise dissenters’ rights, you must indicate in writing your dissent either before the Special Meeting or at the Special Meeting before the vote on the merger occurs and you must not vote in favor of the merger. Additionally, the dissent must include a statement that the member proposes to demand payment for his shares if the action is taken.

      Whether or not you can attend the Special Meeting, please read the proxy statement carefully, then sign, date, and return the enclosed proxy card promptly in the enclosed pre-addressed postage-paid envelope, so that your shares will be represented at the Special Meeting. If you later attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

      Failure to return a properly executed proxy card or vote at the Special Meeting will have the same effect as a vote against the approval and adoption of the Merger Agreement and merger. If you have any questions or need assistance in completion of your proxy, please contact Novel Denim’s investor relations office in writing at 11 West 42nd Street, 21st Floor, NY, NY 10036, or by phone at 1-212-953-1373.

      Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of this transaction, passed upon the fairness or merits of this transaction, or passed upon the accuracy or adequacy of the disclosure in this document. Any representation to the contrary is a criminal offense.

      This proxy statement is dated                    , 2005 and is first being mailed to Novel Denim members on or about                     , 2005.

Sincerely,

Kee Chung Chao
Director, Chief Executive Officer and President

NOVEL DENIM HOLDINGS LIMITED

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong

NOTICE OF MEETING OF MEMBERS

To Be Held on                         , 2005

       NOTICE IS HEREBY GIVEN that a Meeting of Members (the “Special Meeting”) of Novel Denim Holdings Limited will be held on                     , 2005, at      :00 a.m., Hong Kong time, at the offices of Novel Denim at 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong, for the following purpose, as more fully described in the Proxy Statement accompanying this Notice:

      1. To consider and vote upon the Agreement and Plan of Merger (“Merger Agreement”) dated as of December 13, 2004 by and among Novel Denim Holdings Limited, a British Virgin Islands international business company (the “Company” or “Novel Denim”), NDH Acquisition Limited, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company (“NDHA”), Novel Apparel (BVI) Limited, a British Virgin Islands international business company and member of the Company (“Apparel”), and Novel Holdings (BVI) Limited, a British Virgin Islands international business company and beneficial owner of 80% of the outstanding shares of Apparel, pursuant to which NDHA will be merged with and into the Company, with the Company being the surviving company in the merger.

      2. To transact other business that may properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

      Under the terms of the Merger Agreement, the issued and outstanding ordinary shares of the Company, par value U.S.$1.00 per share (the “Ordinary Shares”) owned by Kee Chung Chao (who owns 505,000 Ordinary Shares, representing 6.3% of the issued and outstanding Ordinary Shares, as well as 20% of the outstanding ordinary shares of Apparel) and Apparel (which owns 4,550,000 Ordinary Shares, representing 56.7% of the issued and outstanding Ordinary Shares and which is wholly-owned directly by Kee Chung Chao and indirectly by other members of the Chao family, including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou) would be converted into the right to receive ordinary shares of the surviving company. All other Ordinary Shares would be converted into the right to receive U.S. $1.20 per share in cash, without interest. Each outstanding option to acquire Ordinary Shares would be converted into the right to receive in cash an amount equal to the product of (a) the number of Ordinary Shares previously subject to such option and (b) the excess, if any, of U.S. $1.20 over the exercise price per Ordinary Share previously subject to such option, without interest. If the Merger Agreement is approved and the transactions contemplated thereby are effected, Novel Denim will be wholly-owned, directly and indirectly, by Kee Chung Chao and other members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou). Additionally, Novel Denim will have fewer than 300 members of record. As a result, Novel Denim will be eligible to and intends to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, in which case Novel Denim will no longer be required to file annual and periodic reports or make other filings with the Securities and Exchange Commission that are applicable to public companies and the Ordinary Shares will no longer be listed on the NASDAQ SmallCap Market.

      The Merger Agreement is governed by the laws of the British Virgin Islands, the jurisdiction in which the Company is incorporated, which require that all amendments to the Merger Agreement be approved by the members of Novel Denim.

      The board of directors of the Company, following consideration of the unanimous recommendation of a special committee of the board consisting of two directors who are not officers or employees of the Company, are not directly or indirectly affiliated with the Company or the Chao family, and will not own an economic interest in the surviving company following the merger, has approved the Merger Agreement, and has determined that the Merger Agreement is advisable and that the proposed merger is fair to, and in the best interests of, the Company and its members (other than Apparel, Kee Chung Chao and their affiliates). A copy of the Merger Agreement is attached as Appendix B to this proxy statement.

      Novel Denim has set the close of business on                     , 2005, as the record date for determining members who are entitled to notice of and to vote at the Special Meeting.

      All members are cordially invited to attend the Special Meeting in person. Whether or not you expect to attend the Special Meeting, your vote is important. To assure your representation at the Special Meeting, please sign and date the enclosed proxy card and return it promptly in the enclosed envelope, which requires no additional postage if mailed in the United States.

By order of the Board of Directors,

Kee Chung Chao
Director, Chief Executive Officer and President

                    , 2005

Approval of the transaction by the members is assured as Apparel and Kee Chung Chao collectively own 63% of the total number of issued and outstanding Ordinary Shares of Novel Denim and have agreed pursuant to a Voting Agreement to vote their Ordinary Shares in favor of the transaction. Please read the attached proxy statement carefully, complete, sign and date the enclosed proxy card as promptly as possible and return it in the enclosed envelope.

NOVEL DENIM HOLDINGS LIMITED

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong

PROXY STATEMENT

FOR MEETING OF MEMBERS
To Be Held on                         , 2005

       The Board of Directors of Novel Denim Holdings Limited, a British Virgin Islands international business company (the “Company” or “Novel Denim”), is providing this proxy statement to its members to solicit their vote for use at a Meeting of Members (the “Special Meeting”) to be held on                     , 2005. The Special Meeting will be held at the offices of Novel Denim, 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong, at      :00 a.m., Hong Kong time. This proxy statement and the accompanying proxy card are being mailed on or about                     , 2005, to members of record as of                     , 2005.

      At the Special Meeting, members will vote upon the Agreement and Plan of Merger (“Merger Agreement”) dated as of December 13, 2004 by and among Novel Denim, NDH Acquisition Limited, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company (“NDHA”), Novel Apparel (BVI) Limited, a British Virgin Islands international business company and member of the Company (“Apparel”), and Novel Holdings (BVI) Limited, a British Virgin Islands international business company and beneficial owner of 80% of the outstanding shares of Apparel, pursuant to which NDHA will be merged with and into the Company, with the Company being the surviving company in the merger. Under the terms of the Merger Agreement, the issued and outstanding ordinary shares of the Company, par value U.S.$1.00 per share (the “Ordinary Shares”) owned by Kee Chung Chao (who owns 505,000 Ordinary Shares, representing 6.3% of the issued and outstanding Ordinary Shares, as well as 20% of the outstanding ordinary shares of Apparel) and Apparel (which owns 4,550,000 Ordinary Shares, representing 56.7% of the issued and outstanding Ordinary Shares and which is wholly-owned directly by Kee Chung Chao and indirectly by other members of the Chao family, including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou) would be converted into the right to receive ordinary shares of the surviving company. All other Ordinary Shares would be converted into the right to receive U.S.$1.20 per share in cash, without interest. Each outstanding option to acquire Ordinary Shares would be converted into the right to receive in cash an amount equal to the product of (a) the number of Ordinary Shares previously subject to such option and (b) the excess, if any, of U.S.$1.20 over the exercise price per Ordinary Share previously subject to such option, without interest. The transactions contemplated by the Merger Agreement, the cash payments to members and other related matters are referred to in this proxy statement as the “Transaction.”

      After the Transaction, Novel Denim will be wholly-owned directly and indirectly by Kee Chung Chao and other members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou). Additionally, Novel Denim will have fewer than 300 members of record. As a result, Novel Denim will be eligible to and intends to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934 and will no longer be required to file annual and periodic reports or make other filings under the federal securities laws that are applicable to public companies. Additionally, the Ordinary Shares will no longer be listed on the NASDAQ SmallCap Market.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Transaction, passed upon the merits or fairness of the Transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

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NOTICE TO UNITED STATES MEMBERS

      Novel Denim is an issuer incorporated pursuant to the laws of the British Virgin Islands. Members of Novel Denim who are not residents of the British Virgin Islands should be aware that the disposition of Ordinary Shares and Options pursuant to the Merger Agreement may have tax consequences both in the British Virgin Islands and in the United States which may not be described fully herein.

      The enforcement by members of civil liabilities under the United States federal securities Laws may be affected adversely by the fact that Novel Denim is incorporated under the Laws of the British Virgin Islands and that all but one of its directors and all but one of its officers are not residents of the United States, and that a substantial portion of the assets of the Company and said Persons may be located outside the United States. As a result, it may be difficult for members to effect service of process within the United States upon such Persons or to enforce against them judgments of Courts of the United States predicated upon civil liabilities under the United States federal securities Laws or the securities or “blue sky” Laws of any state within the United States. Members in the United States should not assume that courts in the British Virgin Islands (a) would enforce judgments of United States courts obtained in actions against the Company or such directors, officers and experts predicated upon the civil liability provisions of the United States federal securities Laws or the securities or “blue sky” Laws of any state within the United States or (b) would enforce, in original actions, liabilities against the British Virgin Islands or such directors, officers and experts predicated upon the United States federal securities Laws or any state securities or “blue sky” Laws.

      THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS TRANSACTION RELATES TO THE SECURITIES OF A FOREIGN COMPANY AND IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

CURRENCY

      All dollar references in this proxy statement are in U.S. dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

      Certain statements in this proxy statement, including statements preceded by, or predicated upon the words “anticipates,” “appears,” “believes,” “expects,” “estimated,” “hopes,” “plans,” “should,” “would,” “projects” or similar words constitute forward-looking statements. Such forward-looking statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to: uncertainties in the garment and fabric industries; competition in the apparel fabric industry; our dependence on key customers and our lack of long-term contracts; risks associated with our foreign operations; tax matters; an absence of an active trading market in our shares; continued operating losses; changes in international trade policies; our production capacity; availability and cost of raw materials; our dependence upon key personnel; differences in laws of the British Virgin Islands; exchange rate fluctuations; our control by our principal member; and taxation of foreign corporations; as well as other risks and uncertainties both referenced and not referenced in this proxy statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY TERM SHEET

      The following summary briefly describes the proposed Transaction. While this summary describes what Novel Denim believes are the most material terms and features of the Transaction, members should read the entire proxy statement and the documents incorporated in this proxy statement by reference before voting. As used in this proxy statement, the transactions contemplated by the Merger Agreement, the cash payments to members and other related matters are referred to in this proxy statement as the “Transaction.”

Summary of the Transaction

      The Board of Directors following consideration of the unanimous recommendation of a special committee of the board (the “Special Committee”) consisting of two directors who are not officers or employees of the Company, are not directly or indirectly affiliated with the Company or the Chao family, and will not own an economic interest in the surviving company following the merger, has unanimously approved the Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 13, 2004 by and among the Company, NDH Acquisition Limited (“NDHA”), a direct subsidiary of the Company, Novel Apparel (BVI) Limited (“Apparel”) and Novel Denim Holdings Limited (“Holdings”) pursuant to which NDHA will be merged with and into the Company, with the Company being the surviving company in the merger, and recommends that the members of the Company approve the Merger Agreement and the transactions contemplated thereby. Under the terms of the Merger Agreement, the issued and outstanding ordinary shares of the Company, par value $1.00 per share (the “Ordinary Shares”) owned by Kee Chung Chao (who owns 505,000 Ordinary Shares, representing 6.3% of the issued and outstanding Ordinary Shares, as well as 20% of the outstanding ordinary shares of Apparel) and Apparel (which owns 4,550,000 Ordinary Shares, representing 56.7% of the issued and outstanding Ordinary Shares and which is wholly-owned directly by Kee Chung Chao and indirectly by other members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou) would be converted into the right to receive ordinary shares of the surviving company. All other Ordinary Shares would be converted into the right to receive $1.20 per share in cash, without interest. Each outstanding option to acquire Ordinary Shares would be converted into the right to receive in cash an amount equal to the product of (a) the number of Ordinary Shares previously subject to such option and (b) the excess, if any, of $1.20 over the exercise price per Ordinary Share previously subject to such option, without interest. If the Merger Agreement is approved and the transactions contemplated thereby are effected, Novel Denim will be wholly-owned directly and indirectly by Kee Chung Chao and other members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou).

The Participants

      Novel Denim Holdings Limited — Originally founded in 1988, Novel Denim Holdings Limited, a British Virgin Islands international business company, offers a wide range of high-quality basic and value-added fabric in accordance with customer specifications. Novel Denim is focused on producing an extensive range of different kinds of denim and chino fabrics, including lighter-weight fabrics and fabrics made with alternative weaves and treatments. Novel Denim’s customers include major manufacturers, retailers and licensees that market under proprietary labels and trademarks. The Company’s principal manufacturing facilities are located in South Africa and China, with discontinued assets remaining in Mauritius.

      NDH Acquisition Limited — NDH Acquisition Limited, a British Virgin Islands international business company and direct wholly-owned subsidiary of Novel Denim Holdings Limited, was formed in 2004. The sole purpose of NDHA is to merge with and into Novel Denim pursuant to the merger described in this Proxy Statement, with Novel Denim as the surviving company.

      Novel Apparel (BVI) Limited — Novel Apparel (BVI) Limited, a British Virgin Islands international business company and member of Novel Denim Holdings Limited, is a privately held holding company whose principal business is holding its Novel Denim Ordinary Shares for investment purposes. The Company is a subsidiary of Apparel, as Apparel owns approximately 56.7% of the outstanding Ordinary Shares of the Company.

      Novel Holdings (BVI) Limited — Novel Holdings (BVI) Limited, a British Virgin Islands International Business Company, is a privately held holding company whose principal business is holding and selling securities for investment purposes. Holdings owns 80% of the outstanding ordinary shares of Apparel. The Company is an indirect subsidiary of Holdings.

      Westleigh Limited — Westleigh Limited (“Westleigh”), a British Virgin Islands international business company (“Westleigh”), is a privately held holding company whose principal business is purchasing, holding and selling securities for investment purposes. Westleigh owns all of the outstanding ordinary shares of Holdings. The Company is an indirect subsidiary of Westleigh.

      Kee Chung Chao — Kee Chung Chao is a director and the Chief Executive Officer and President of Novel Denim. Mr. Chao is responsible for the overall activities of the Company. Mr. Chao owns 6.3% of the outstanding Ordinary Shares and 20% of the outstanding ordinary shares of Apparel.

      The Company, NDHA, Apparel, Holdings, Westleigh and Kee Chung Chao, collectively, are the “Participants”.

The Special Meeting

      The Special Meeting of our members will be held on                     , 2005, at      :00 a.m., Hong Kong time, at our offices at 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong (the “Special Meeting”). At the Special Meeting you will be asked to consider and vote to approve and adopt the Merger Agreement.

      Members are entitled to vote their Ordinary Shares if Novel Denim’s records show that such members held their shares as of the record date, which is                     , 2005. On the record date, there were                     Ordinary Shares outstanding, held by approximately           holders of record. Each Ordinary Share is entitled to one vote on each matter submitted at the Special Meeting.

      Approval of the proposal requires the affirmative vote of the holders of at least a majority of the outstanding Ordinary Shares entitled to vote. The transaction has not been structured to require the affirmative vote of the unaffiliated holders of a majority of the outstanding Ordinary Shares entitled to vote. Approval of the transaction by the members is assured as Apparel and Kee Chung Chao collectively own 63% of the total number of issued and outstanding Ordinary Shares of Novel Denim and have agreed pursuant to a Voting Agreement to vote their Ordinary Shares in favor of the Transaction. See “The Voting Agreement” beginning on page 45.

      A quorum will be present at the Special Meeting if a majority of the outstanding Ordinary Shares entitled to vote is represented at the Special Meeting in person or by proxy. Shares with respect to which a proxy have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present.

      The Ordinary Shares represented by properly completed proxies received at or before the time for the Special Meeting (or any adjournment) will be voted as directed by the respective members unless the proxy appointments are revoked as described below. If no instructions are given, executed proxy cards will be voted “FOR” approval of the proposal.

      Members may revoke their proxies at any time before the vote is taken at the Special Meeting. To revoke a proxy, a member must either: notify Novel Denim’s Corporate Secretary in writing at Novel Denim’s principal executive offices; submit a later dated proxy to Novel Denim’s Corporate Secretary; or attend the Special Meeting and vote his or her shares in person. A member’s attendance at the Special Meeting will not automatically revoke his proxy. A member who holds his or her shares in street name should refer to the voting form provided by his or her broker for additional information regarding the voting of his or her shares.

Special Factors

Purpose of the Transaction

      The primary purpose of the Transaction is to reduce the number of Novel Denim’s members of record to fewer than 300, thereby enabling Novel Denim (1) to terminate its obligation to file annual and periodic reports and make other filings under the federal securities laws and (2) to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended, or the 1934 Act. Novel Denim will no longer be subject to the Sarbanes-Oxley Act of 2002 and our officers will no longer be required to certify the accuracy of our financial statements. As a result of the Transaction, Novel Denim would be able to realize the cost savings that would be achieved by eliminating most of the expenses related to its disclosure, reporting and compliance requirements under the 1934 Act and its listing requirements on the NASDAQ SmallCap Market for its Ordinary Shares. Novel Denim will thereafter be considered a private company. Our Ordinary Shares will no longer be listed on the Nasdaq SmallCap Market. Novel Denim is undertaking the Transaction for the reasons, and to attain the benefits, set forth below. Novel Denim is undertaking the Transaction at this time in order to effect the cost savings referred to below as soon as possible and, in particular, to avoid the significant prospective compliance costs relating to Sarbanes-Oxley described below. In addition, the sooner that Novel Denim completes the Transaction, the sooner members who are to receive cash in the Transaction will receive and be able to reinvest or otherwise make use of such cash payments.

Reasons for and Benefits of the Transaction

      The reasons for the Transaction include the following:

•	Novel Denim believes that, given its lack of profitability, it is critical to reduce costs where possible and thus limit increases in its borrowings. The Company’s public company expenses represent a significant portion of its selling, general and administrative expenses.

•	Novel Denim believes that the legal and liability costs and risks of being public are substantial and increasing. The fees and expenses of securities counsel (excluding fees and expenses relating to the Transaction) totaled $40,000 in fiscal 2004. Our directors’ and officers’ liability insurance premiums totaled $240,000 in fiscal 2004. Additionally, Novel Denim believes that the governance requirements of the Sarbanes-Oxley Act of 2002, along with the current environment for public companies, will increase the cost and difficulty of retaining and recruiting qualified and experienced members of its Board of Directors. In the absence of the Transaction, our public company expenses are expected to increase over 40% in fiscal 2006 (excluding fees of the Special Committee of the Board appointed to consider the Transaction and all other fees incurred in connection with the Transaction) compared to fiscal 2003, our fiscal year during which the Sarbanes-Oxley Act was implemented. If we remain a public company, we believe that these costs will increase further significantly, particularly as we incur costs in order to become compliant with section 404 of the Sarbanes-Oxley Act of 2002, which will be required for fiscal 2006. Although the possibility and cost of potential securities litigation cannot be quantified, we believe that any future securities litigation would be time-consuming, disruptive and costly, even if Novel Denim were to prevail in such litigation.

•	Novel Denim believes that current and foreseeable market conditions limit opportunities for sustained and significant revenue and net income growth. Specifically: (a) over the last twelve months, we have closed or wound-down our operations in Mauritius and our garment operation in South Africa, which together represented approximately $102.5 million or 68% of total sales in fiscal 2004; (b) we believe that long term organic growth of our business will be very limited due to the maturity of the industry in which we compete and the Company’s lack of profitability; and (c) our financial condition makes merger or acquisition opportunities in our industry unattractive. In addition, increasing expenses of being public due to regulatory requirements will likely restrict the Company’s ability to react profitably.

•	Novel Denim believes that our characteristics (low market capitalization and relatively low historical average return on assets or equity), the characteristics of our Ordinary Shares (low price, limited trading volume, no dividend and no analyst coverage), as well as the general volatility of our industry, have had and will continue to have a negative effect on our long-term share price.

•	Novel Denim believes that the characteristics of our Ordinary Shares discussed above do not allow us to effectively use shares as a currency for acquisition opportunities or to generate additional capital for other strategic opportunities.

•	Novel Denim recognizes that our shares are already relatively illiquid (averaging approximately 5,300 and 7,000 shares traded per day during the 12 and 36 months, respectively, prior to the public announcement of the proposed Transaction) and that this illiquidity causes price volatility whenever relatively large blocks of shares are sought to be purchased or sold.

•	Novel Denim believes that the disclosures that we are required to make as a public company put us at a competitive disadvantage to our mostly non-public competitors. We believe that we will benefit from no longer having to place this information into the public domain.

•	Given the foregoing, the members receiving the $1.20 for each of their shares will receive a 71% premium for their Ordinary Shares (based on the closing price of $0.70 the day Novel Denim announced its consideration of a potential transaction) they would not otherwise be able to obtain.

      Benefits of the Transaction to Novel Denim are expected to include the following:

•	Eliminating the current costs of being public, which are substantial and which we expect will increase significantly in fiscal 2006 and 2007. (For a breakdown of our expected costs, see “Special Factors — Purpose of and Reasons for the Transaction” beginning on page 22);

•	Reducing the substantial time that management and other employees spend preparing and reviewing the periodic reports required of publicly-traded companies and managing member relations and communications, thus enabling them to devote more of their time and energy to core business operations; and

•	Increasing management’s flexibility to consider and initiate actions that may produce long-term benefits and growth without the pressure and expectation to produce quarterly earnings per share growth.

      Benefits of the Transaction to Apparel and Kee Chung Chao include the following:

•	Apparel and Kee Chung Chao, who collectively own approximately 63.0% of the outstanding Ordinary Shares of Novel Denim, will hold all of the outstanding shares in the surviving company;

•	The Company’s future earnings and growth will be solely for their benefit and not for the benefit of Novel Denim’s current members;

•	Apparel and Kee Chung Chao may benefit from the reduction in total shares outstanding or from the cost savings by Novel Denim not being public, either or both of which may result in higher earnings per share;

•	Novel Denim’s officers and employees will benefit from eliminating the time and effort associated with implementation of the Section 404 internal controls certification provisions of the Sarbanes-Oxley Act; and

•	Novel Denim’s officers and directors will benefit from eliminating the legal risks associated with being a public company.

      Benefits of the Transaction to members of Novel Denim other than Apparel, Kee Chung Chao and their affiliates include the following:

•	Members receiving the $1.20 for each of their shares will receive a 71% premium for their Ordinary Shares (based on the closing price of $0.70 the day Novel Denim announced its consideration of a potential transaction) they would not otherwise be able to obtain;

•	Such members will receive cash for their shares without having to pay brokerage commissions and other transaction costs; and

•	Members receiving the $1.20 for each of their shares are receiving an amount that is 50% above the upper threshold of the going concern equity share price valuation range presented by Benedetto, Gartland & Company, Inc., financial advisor to the Special Committee (“Benedetto, Gartland”) in connection with the delivery of its written opinion.

      See “Special Factors — Benefits of the Transaction” beginning on page 26.

Disadvantages of the Transaction

      Disadvantages of the Transaction to Novel Denim include the following:

•	Novel Denim’s working capital and assets will be decreased and indebtedness increased, to fund the purchase of Ordinary Shares, option buy outs and the other costs of the Transaction, as described below under “Special Factors — Source of Funds; Financing of the Transaction” beginning on page 40; and

•	The limited ability that Novel Denim has to raise capital in the public securities markets or to use our shares as an acquisition currency will be effectively eliminated.

      Disadvantages of the Transaction to Apparel and Kee Chung Chao include the following:

•	Apparel and Kee Chung Chao will have no market liquidity for their Ordinary Shares;

•	The risk that the Company will decrease in value following the merger; and

•	The incurrence by the Company of approximately $4.6 million of new debt in respect of the Transaction, including the payment by the Company of approximately $1.0 million in transaction costs and estimated fees and expenses related to the merger and financing transactions.

      Disadvantages of the Transaction to members of Novel Denim other than Apparel, Kee Chung Chao and their affiliates include the following:

•	The cash price offered to members under the proposed Transaction is less than the $2.67 book value of the Ordinary Shares as of September 30, 2004, although such cash price is within the $1.02 - $1.35 pro forma projected book value per Ordinary Share at March 31, 2005 as calculated by Benedetto, Gartland based on certain assumptions provided by Novel Denim management;

•	The receipt of the payment for their shares will be a taxable transaction for federal income tax purposes;

•	Members who are cashed out will be unable to participate in any future operating results of Novel Denim; and

•	Members who are cashed out for $1.20 per Ordinary Share in the Transaction may receive less for their shares than they would if the Ordinary Shares continued trading on the NASDAQ SmallCap Market.

      See “Special Factors — Disadvantages of the Transaction” beginning on page 26.

Effects of the Transaction

      If approved by the members and implemented by the Board, the Merger Agreement will become effective on such date as may be determined by the Board.

      If the Transaction is completed, the following will occur:

•	NDHA will be merged with and into the Company, with the Company being the surviving company.

•	Each Ordinary Share issued and outstanding immediately prior to the effective time of the Transaction (other than Ordinary Shares held by Apparel and Kee Chung Chao and Ordinary Shares held by members who validly exercise and perfect appraisal rights) will be converted into the right to receive $1.20 in cash, without interest. Each outstanding option to acquire Ordinary Shares will be converted into the right to receive in cash an amount determined by multiplying the excess, if any, of $1.20 over the per share exercise price of the option and the number of Ordinary Shares subject to the option, net of any applicable withholding taxes, without interest.

•	At the effective time of the merger, the current members, other than Apparel and Kee Chung Chao, will cease to have ownership interests in the Company or rights as members except for the right to surrender Ordinary Shares in exchange for the cash consideration provided pursuant to the Merger Agreement and/or to perfect their appraisal rights. Apparel and Kee Chung Chao will hold all of the outstanding ordinary shares in the surviving company.

•	Novel Denim will have fewer than 300 record holders of Ordinary Shares and, therefore, will be eligible to, and plans to, terminate registration of the Ordinary Shares with the Securities and Exchange Commission, which will terminate our obligation to continue filing annual and periodic reports and make other filings under the federal securities laws that are applicable to public companies, will terminate the obligation of our officers to certify the accuracy of our financial statements and we will no longer be considered a public company.

•	Our Ordinary Shares will no longer be listed on the NASDAQ SmallCap Market.

•	It is expected that, upon consummation of the Transaction, the operations of Novel Denim will be conducted substantially as they currently are being conducted, with the exception of fulfilling its requirements as a public company, and: (1) the expected changes in our credit facility and the related use of funds to finance the Transaction and related costs, (2) Novel Denim’s plans to deregister its Ordinary Shares under the 1934 Act and delist its Ordinary Shares from the NASDAQ SmallCap Market, and (3) Novel Denim’s plans to wind-down and attempt to sell its South African textile operations as contemplated in the prospective financial information provided to the Special Committee. At the effective time of the Transaction, the directors of Novel Denim will become the directors of the surviving company. It is expected that the executive officers of Novel Denim immediately prior to the effective time of the Transaction will remain the executive officers of the surviving company.

Alternatives Considered

      Prior to deciding to pursue the Transaction, Novel Denim considered and rejected a number of alternatives, including maintaining the status quo, increasing the public float, selling Novel Denim, causing a reverse/ forward share split combination, liquidating Novel Denim and other “going private” transactions.

Board Determination of the Fairness of the Transaction

      A Special Committee of independent directors appointed by the Board to consider the Transaction and the Board have determined that the Transaction on the terms and subject to the conditions set forth in the Merger Agreement is fair to the members (other than Apparel, Kee Chung Chao and their affiliates) and in the best interests of Novel Denim and its members taken as a whole, and the Board unanimously recommends that members vote “FOR” the Proposal in order to effect the Transaction.

      The determination of the Special Committee and the Board is based on a number of procedural and substantive factors, including the following:

Procedural Factors:

•	The Special Committee was established with sole power to make the decision of whether or not to recommend the Transaction; and the Special Committee’s membership consists of Novel Denim’s two independent directors, Leavitt B. Ahrens, Jr. and Noel Jervis, who represent the interests of Novel Denim’s minority members. In assessing the independence of the members of the Special Committee, the Board noted that the independent directors own 8,500 Ordinary Shares and 24,000 options (but no vested options that would be in-the-money at a purchase price of $1.20 per share) in the aggregate, which will be converted into the right to receive cash consideration upon consummation of the Transaction on the same basis as for other holders of Ordinary Shares and options.

•	The Special Committee retained its own independent financial advisor and legal counsel.

•	Novel Denim retained its own legal counsel.

•	The Special Committee negotiated at arms-length with Novel Denim and thoroughly deliberated regarding the proposed Transaction, with the result that the payment to Novel Denim’s holders was increased from $0.95 to $1.20 per share.

•	The Transaction is being effected in accordance with all applicable requirements of British Virgin Islands law and Novel Denim’s Amended and Restated Memorandum and Articles of Association.

•	The Merger Agreement implementing the Transaction is being submitted to a vote of Novel Denim’s members and is subject to the approval of holders of a majority of Novel Denim’s outstanding Ordinary Shares, recognizing that members to be cashed out in the Transaction hold a nominal percentage of the vote and that Apparel and Kee Chung Chao (owning an aggregate of 63% of the outstanding Ordinary Shares) have agreed to vote their Ordinary Shares in favor of the Transaction pursuant to a Voting Agreement.

•	Under the International Business Companies Act (Cap 291) of the British Virgin Islands (the “IBCA”) and Novel Denim’s Amended and Restated Memorandum and Articles of Association, Novel Denim’s members are entitled to dissenters’ or appraisal rights.

•	Any amendment or modification of, or supplement to, the Merger Agreement that is adverse to the holders of Ordinary Shares shall require the consent of the Special Committee.

Substantive Factors:

•	Based on the Special Committee’s determination that the Merger Agreement is in the best interests of Novel Denim and its members taken as a whole, and that the cash price of $1.20 per Ordinary Share to be paid to the holders of Ordinary Shares who will receive cash is fair to such holders, the Special Committee unanimously approved the Merger Agreement and recommended that the Board adopt and approve the Merger Agreement. The Special Committee determined that the Transaction, on the terms and conditions set forth in the Merger Agreement, is fair to the members (other than Apparel, Kee Chung Chao and their affiliates).

•	The terms of the Transaction, including the cash payments to holders of Ordinary Shares who will receive cash, resulted from arms’-length negotiations between Novel Denim and the Special Committee.

•	The Board believes that the Transaction is the superior transaction for Novel Denim and its members as compared to the feasible alternatives considered. See “Financial Information — Market Prices of the Ordinary Shares” beginning on page 54 and “Special Factors — Recommendation of the Board; Fairness of the Transaction-Book Value” beginning on page 30.

•	The Special Committee’s financial advisor, Benedetto, Gartland, has rendered its opinion that, as of the date of its opinion, the cash price of $1.20 per Ordinary Share to be paid to Novel Denim’s members (other than Apparel and Kee Chung Chao) is fair from a financial point of view to Novel Denim’s members receiving such payment.

•	Based on the recommendation by the Special Committee, the fairness opinion of Benedetto, Gartland, the fact that the $1.20 per share price either exceeds or is within the range of the valuation methods used by Benedetto, Gartland as well as the overall valuation and is at the high end of the trading range of the Ordinary Shares since announcing the closure of its Mauritian operations, and that no commissions will be paid by those receiving cash, the Board concurred with the Special Committee that the Transaction is fair to the members (other than Apparel, Kee Chung Chao and their affiliates).

Interests of Novel Denim’s Directors and Executive Officers in the Transaction

      In considering the recommendation of the Board of Directors with respect to the Transaction, members should be aware that Novel Denim’s executive officers and directors have interests in the Transaction that are in addition to, or different from, our members generally. These interests may create potential conflicts of interest and include the following:

•	As a result of the Transaction, all of the outstanding ordinary shares of the surviving company will be controlled directly by Kee Chung Chao or indirectly by other members of the Chao family (including Messrs. Kee Chung Chao, Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou, all of whom (other than K.P. Chao) serve as directors and/or executive officers).

•	Leavitt B. Ahrens, Jr. and Noel Jervis, members of the Special Committee, will each receive compensation of approximately $25,000, in the aggregate, plus out of pocket expenses, for serving on the Special Committee.

•	Leavitt B. Ahrens, Jr. and Noel Jervis, members of the Special Committee, own an aggregate of 8,500 Ordinary Shares, representing 0.1% of the current outstanding Ordinary Shares, and 24,000 options (but no vested options that would be in-the-money at a purchase price of $1.20 per share), which will be treated on the same basis as the Ordinary Shares and options held by all other members other than Apparel and Kee Chung Chao.

•	While there are still significant controls, regulations and liabilities for directors and executive officers of private companies, the additional legal exposure for Novel Denim’s directors and executive officers from securities laws relating to public companies will be eliminated.

•	All of our directors and executive officers who directly own Ordinary Shares, other than Kee Chung Chao, will receive cash for their shares as a result of the Transaction. See “Special Factors — Interests of Novel Denim’s Directors and Executive Officers in the Transaction” beginning on page 33.

•	Pursuant to the Merger Agreement, the surviving company has agreed to maintain indemnification and directors’ and officers’ insurance in place for a period of time following the Merger.

      The Transaction will not trigger any change of control provisions in any of our executive officers’ employment agreements.

Fairness Opinion of Benedetto, Gartland

      On December 10, 2004, Benedetto, Gartland delivered to the Special Committee its written opinion to the effect that, as of the date of such opinion and based upon and subject to the matters stated in the opinion, the cash consideration to be paid in the proposed Transaction to Novel Denim’s members (other than Apparel and Kee Chung Chao) is fair, from a financial point of view, to Novel Denim’s members receiving such payments. The full text of the written opinion of Benedetto, Gartland, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix A to this proxy statement. You should read the opinion carefully in its entirety, along with the discussion under “Special Factors — Opinion and Report of the Financial Advisor” beginning on page 34.

Source of Funds; Financing of the Transaction

      Based on estimates of record ownership of Ordinary Shares and the number of shares outstanding and other information as of December 22, 2004, we estimate that the total funds required to pay the consideration to members entitled to receive cash for their shares, to cash out options, and to pay the other costs of the Transaction, will be approximately $4.6 million. We intend to fund this requirement using available cash, amounts available under our loan agreements and, if necessary, loans from Apparel. Pursuant to the Merger Agreement, Apparel has guaranteed to provide the Company, the surviving company or the exchange agent such funds as may be necessary to fund the cash consideration to be paid to holders of Ordinary Shares. Holdings has agreed to provide Apparel, if necessary, with up to $3,500,000 to meet this obligation.

Conduct of Novel Denim’s Business after the Transaction

      Novel Denim’s executive officers will remain the same immediately following the Transaction.

      Novel Denim expects to conduct its business and operations after the effective date of the Transaction in substantially the same manner as they are currently being conducted and, except as described in this proxy statement with respect to (1) the expected changes in our credit facility and the related use of funds to finance the Transaction and related costs, (2) Novel Denim’s plans to deregister its Ordinary Shares under the 1934 Act and delist its Ordinary Shares from the NASDAQ SmallCap Market, and (3) the likely closure and eventual sale of the Company’s South African textile operations. The Transaction is not anticipated to have a material effect upon the conduct of Novel Denim’s business.

The Merger Agreement

      On December 13, 2004, the Company entered into the Merger Agreement with NDHA, Apparel and Holdings. The following is a summary of the material terms of the Merger Agreement and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached as Appendix B hereto.

      The Merger Agreement provides for a merger whereby NDHA will be merged with and into the Company, with the Company being the surviving company in the merger. At the effective time of and as a result of the merger, the issued and outstanding Ordinary Shares owned by Kee Chung Chao and Apparel would be converted into the right to receive ordinary shares of the surviving company. All other Ordinary Shares would be converted into the right to receive $1.20 per share in cash, without interest. Each outstanding option to acquire Ordinary Shares would be converted into the right to receive in cash an amount equal to the product of (a) the number of Ordinary Shares previously subject to such option and (b) the excess, if any, of $1.20 over the exercise price per Ordinary Share previously subject to such option, without interest.

      Following the effective time of the merger, the directors and officers of the Company shall be the directors and officers of the surviving company.

      The parties have made customary representations, warranties and covenants in the Merger Agreement. Subject to the satisfaction or waiver of the conditions to the Merger, Apparel fully and unconditionally agreed to provide the Company such funds as may be necessary to pay the cash consideration to be paid to the holders of Ordinary Shares (other than Apparel and Kee Chung Chao). In connection with this guarantee, Holdings agreed to provide Apparel, its direct subsidiary, with up to U.S.$3,500,000 as needed by Apparel to meet its obligations under the Merger Agreement. Consummation of the merger is subject to various customary conditions, including the approval by the members of the Company and NDHA and no legal impediment to the merger. The Merger Agreement contains customary termination rights for the Company and NDHA.

The Voting Agreement

      On December 13, 2004, concurrently and in connection with the Merger Agreement, the Company entered into the Voting Agreement with NDHA, Apparel and Kee Chung Chao (the “Voting Agreement”). The following is a summary of the material terms of the Voting Agreement and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is attached as Appendix C hereto. Pursuant to the Voting Agreement, and subject to certain conditions specified therein, Apparel and Kee Chung Chao agreed to vote their Ordinary Shares of the Company in favor of the approval and adoption of the Merger Agreement and the merger, and against any other action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or NDHA under the Merger Agreement or which would result in any of the conditions to the Company’s or NDHA’s obligations under the Merger Agreement not being fulfilled. See “The Voting Agreement” beginning on page 45.

United States Federal Income Tax Consequences

      Generally, the receipt of cash for Ordinary Shares will be treated for tax purposes in the same manner as if the shares had been sold in the market for cash. As to members who will remain members of Novel Denim following the Transaction, the tax consequences to those members of the Transaction will depend on each member’s own unique situation. Accordingly, members may wish to consult their own tax advisor to determine the effect of the Transaction under applicable federal, state, local and foreign tax laws. See “Certain United States Federal Income Tax Consequences” beginning on page 46 for a description of certain United States federal income tax consequences of the Transaction.

British Virgin Islands Income Tax Consequences

      Novel Denim and NDHA are generally exempt from taxation in the British Virgin Islands and there will be no income tax consequences arising from the merger unless a member of the Company is a person resident in the British Virgin Islands for tax purposes. It should be noted that a person would not be a resident in the British Virgin Islands for tax purposes merely by holding shares in a British Virgin Islands registered company.

Anticipated Accounting Treatment of Merger

      For accounting and financial reporting purposes, the merger will be accounted for as a purchase.

Dissenters’ or Appraisal Rights

      Under the IBCA and Novel Denim’s Amended and Restated Memorandum and Articles of Association, Novel Denim’s members are entitled to dissenters’ or appraisal rights. See “Dissenters’ Rights; Escheat Laws” beginning on page 48.

Recommendation of the Board

      The Board recommends that the members vote “FOR” the proposal to approve the Transaction. Unless a contrary choice is specified, proxies solicited by the Board will be voted “FOR” approval of the proposal to approve the Transaction. See “Special Factors — Recommendation of the Board; Fairness of the Transaction” beginning on page 30.

Financial Information

Selected Per Share Financial Information

      The following table sets forth selected historical per share financial information for Novel Denim. The information presented below is derived from the consolidated historical financial statements of Novel Denim, including the related notes thereto. This table should be read together with the Selected Historical Financial Information beginning on page 56 and the consolidated financial statements of Novel Denim and the notes thereto included in Novel Denim’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004, and Novel Denim’s Current Reports on Form 6-K filed on August 12, 2004 and November 17, 2004, which information is incorporated by reference in this proxy statement.

	As and for the	As and for the
	Three Months	Six Months
	Ended	Ended
	September 30, 2004	September 30, 2004

Net Income per Ordinary Share from Continuing Operations:
Basic	$(0.24)	$(0.43)
Diluted	$(0.24)	$(0.43)
Net Income per Ordinary Share:
Basic	$(0.08)	$(0.27)
Diluted	$(0.08)	$(0.27)
Book Value per Ordinary Share:	$2.67	$2.67
Dividends per Ordinary Share:	$0.00	$0.00
Weighted Average Ordinary Shares Outstanding
Basic	8,027,809	8,027,809
Diluted	8,027,809	8,027,809

Market Price of Ordinary Shares

      The last sale price of the Ordinary Shares on November 24, 2004, the day Novel Denim announced its consideration of a going-private transaction proposal, was $0.70 per share. The closing price of the Ordinary Shares on December 10, 2004, the business day before Novel Denim announced the approval of this Transaction by the Special Committee and Board of Directors, was $0.96 per share. On January      , 2005 (the most recent practicable date prior to the printing of this proxy statement), the closing price of the Ordinary Shares was $[          ] per share. See “Financial Information — Market Prices of the Ordinary Shares” beginning on page 54.

THE PARTICIPANTS

Novel Denim Holdings Limited

1/F, Novel Industrial Building

850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong
852-2785-5988

      Novel Denim Holdings Limited is the subject company. Originally founded in 1989 by Kee Chung Chao and Silas K.F. Chou, Novel Denim Holdings Limited, a British Virgin Islands international business company, offers a wide range of high-quality basic and value-added fabric in accordance with customer specifications. Novel Denim is focused on producing an extensive range of different kinds of denim and chino fabrics, including lighter-weight fabrics and fabrics made with alternative weaves and treatments. Novel Denim’s customers include major manufacturers, retailers and licensees that market under proprietary labels and trademarks. The Company’s principal manufacturing facilities are located in South Africa and China, with discontinued assets remaining in Mauritius. For information regarding the directors and senior management of Novel Denim, see “Management of Novel Denim — Directors and Senior Management” beginning on page 55. The address for each of these individuals is c/o Novel Denim Holdings Limited, 1/F, Novel Industrial Building 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong, and their business telephone number is 852-2785-5988.

NDH Acquisition Limited

c/o Novel Denim Holdings Limited

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong
852-2785-5988

      NDH Acquisition Limited is a British Virgin Islands international business company that was formed in 2004 and is a direct wholly-owned subsidiary of the Company. The sole purpose of NDHA is to merge with and into the Company pursuant to the merger described in this proxy statement, with the Company as the surviving company. The sole director of NDH Acquisition Limited is Kee Chung Chao. For more information regarding Kee Chung Chao, see “The Participants — Kee Chung Chao” beginning on page 14.

Novel Apparel (BVI) Limited

c/o Novel Enterprises Limited

12/ F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong
852-2371-8888

      Novel Apparel (BVI) Limited is a British Virgin Islands international business company and member of Novel Denim. Novel Denim is a subsidiary of Apparel, as Apparel owns approximately 56.7% of the outstanding Ordinary Shares of the Company. The only members of Apparel are Holdings (which owns 80% of the Ordinary Shares of Apparel and is indirectly wholly-owned by members of the Chao family) and Kee Chung Chao (who owns 20% of Apparel). Apparel is a privately held holding company whose principal business is holding its Novel Denim Ordinary Shares for investment purposes. The directors of Apparel are K.P. Chao, Ronald Chao, Susana Chou, Silas Chou, Lester M.Y. Ma and Kee Chung Chao. For information regarding the directors other than K.P. Chao and Kee Chung Chao, see “Management of Novel Denim — Directors and Senior Management” beginning on page 55. For more information regarding Kee Chung Chao, see “The Participants — Kee Chung Chao” beginning on page 14. K.P. Chao is a co-founder of Novel Enterprises Limited (“NEL”), a Hong Kong corporation and wholly owned subsidiary of Westleigh, and has been the Chairman of the Board of NEL since 1964. NEL is a holding company primarily involved in apparel manufacturing, and has an address of 12/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong and a business telephone number of 852-2371-8888. Mr. Chao has also been the Chairman of Novel Industries Company Ltd., a diversified investment holding company based in Hong Kong, since 1985. The address of Novel Industries Company Ltd. is 12/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong and its telephone number is 852-2371-8888. Mr. Chao founded Hong Kong Dragon Airlines Ltd. (“Dragonair”) in 1985 and has been the Honorary Chairman of Dragonair for the past five years. He has also been acting as the Honorary Consul of Mauritius to Hong Kong since 1990. In addition, Mr. Chao received an Honorary Doctorate and is the Honorary Professor of Zhejiang University, the Advisor (Professorial rank) to Tsinghua University, and the Advisor (Professorial rank) to Ningbo University of the People’s Republic of China. He is a national of the People’s Republic of China. The Secretary and sole officer of Apparel is Novel Secretaries Limited. Novel Secretaries Limited is a Hong Kong corporation whose purpose is to provide secretarial services to the Novel group of companies. The address for Novel Secretaries Limited is c/o Novel Enterprises Limited, 12/F, Novel Industrial Building 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong, and its business telephone number is 852-2371-8888.

Novel Holdings (BVI) Limited

c/o Novel Enterprises Limited

12/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong
852-2371-8888

      Novel Holdings (BVI) Limited, a British Virgin Islands international business company, is a privately held holding company whose principal business is holding and selling securities for investment purposes. The Company is an indirect subsidiary of Holdings, as Holdings owns 80% of the outstanding ordinary shares of Apparel. Holdings is a wholly-owned subsidiary of Westleigh. The directors of Holdings are K.P. Chao, Ronald Chao, Susana Chou, Silas Chou and Lester M.Y. Ma. For information regarding the directors other than K.P. Chao, see “Management of Novel Denim — Directors and Senior Management” beginning on page 55. For information regarding K.P. Chao, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. The Secretary and sole officer of Holdings is Novel Secretaries Limited. For more information regarding Novel Secretaries Limited, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13.

Westleigh Limited

c/o Novel Enterprises Limited

12/ F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong
852-2371-8888

      Westleigh Limited, a British Virgin Islands international business company, is a privately held holding company whose principal business is purchasing, holding and selling securities for investment purposes. The Company is an indirect subsidiary of Westleigh, as Westleigh wholly-owns Holdings. Westleigh is owned by K.P. Chao, Ronald Chao, Susana Chou and Silas Chou. The directors of Westleigh are K.P. Chao, Ronald Chao, Susana Chou and Silas Chou. For information regarding the directors other than K.P. Chao, see “Management of Novel Denim — Directors and Senior Management” beginning on page 55. For information regarding K.P. Chao, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. The Secretaries and only officers of Westleigh are Lester M.Y. Ma and Novel Secretaries Limited. For more information regarding Novel Secretaries Limited, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13.

Kee Chung Chao

c/o Novel Denim Holdings Limited

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong
852-2785-5988

      Kee Chung Chao is a founder of Novel Denim and has been the Chief Executive Officer and President of Novel Denim since February 1996. Mr. Chao is responsible for the overall activities of the Company. He also has been a Director of the Company since 1990. Mr. Chao owns 6.3% of the outstanding Ordinary Shares and 20% of the outstanding ordinary shares of Apparel. Mr. Chao has also been a Director of NEL since 1996. For more information regarding NEL, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. Mr. Chao is a national of the Republic of Mauritius. Mr. Chao’s business address is c/o Novel Denim Holdings Limited, 1/F, Novel Industrial Building 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong, and his business telephone number is 852-2785-5988.

THE SPECIAL MEETING

General

      We are providing this proxy statement to our members of record as of                     , 2005, along with a proxy card that our Board of Directors is soliciting for use at the Special Meeting of our members to be held on                     , 2005, at      :00 a.m., Hong Kong time, at our offices at 1/F, Novel Industrial Building 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. At the Special Meeting, members will vote upon the proposal to approve the Merger Agreement (the “Proposal”).

Who Can Vote at the Special Meeting

      Members are entitled to vote their Ordinary Shares if Novel Denim’s records show that such members held their shares as of the record date, which is                     , 2005. On the record date, there were                     Ordinary Shares outstanding, held by approximately                     holders of record. Each Ordinary Share is entitled to one vote on each matter submitted at the Special Meeting.

Attending the Special Meeting

      Holders whose Ordinary Shares are held by a broker, bank or other nominee (i.e., in “street name” or “nominee name”), will need proof of ownership to be admitted to the Special Meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. Members wishing to vote their Ordinary Shares held in street name in person at the Special Meeting must get a written proxy in their name from the broker, bank or other nominee that holds such members’ shares.

Vote Required

      Approval of the proposal requires the affirmative vote of the holders of at least a majority of the outstanding Ordinary Shares entitled to vote. The transaction has not been structured to require the affirmative vote of the unaffiliated holders of a majority of the outstanding Ordinary Shares entitled to vote. The Proposal is a “non-discretionary” item, meaning that brokerage firms cannot vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to a Proposal (“broker non-vote shares”) and shares with respect to which a proxy has been marked as an abstention with respect to a Proposal will not be counted as votes cast on that Proposal. Failures to vote shares, abstentions and broker non-vote shares will have the same effect as votes against a Proposal. Accordingly, the Board of Directors urges you to complete, date and sign the accompanying proxy appointment form and return it promptly in the enclosed postage-prepaid envelope.

      A quorum will be present at the Special Meeting if a majority of the outstanding Ordinary Shares entitled to vote is represented at the Special Meeting in person or by proxy. Shares with respect to which a proxy have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present.

      Approval of the transaction by the members is assured as Apparel and Kee Chung Chao collectively own 63% of the total number of issued and outstanding Ordinary Shares of Novel Denim and have agreed pursuant to the Voting Agreement to vote their Ordinary Shares in favor of the transaction. See “The Voting Agreement” beginning on page 45. Other than the Voting Agreement and the expressed intent of directors and executive officers to vote their shares for the Transaction, we have not obtained any assurances or agreements from any of our members as to how they will vote on the Proposal.

Voting and Revocation of Proxies

      The Ordinary Shares represented by properly completed proxies received at or before the time for the Special Meeting (or any adjournment) will be voted as directed by the respective members unless the proxy appointments are revoked as described below. If no instructions are given, executed proxy cards will be voted “FOR” approval of the proposal.

      Members may revoke their proxies at any time before the vote is taken at the Special Meeting. To revoke a proxy, a member must either: notify Novel Denim’s Corporate Secretary in writing at Novel Denim’s principal executive offices; submit a later dated proxy to Novel Denim’s Corporate Secretary; or attend the Special Meeting and vote his or her shares in person. A member’s attendance at the Special Meeting will not automatically revoke his proxy. A member who holds his or her shares in street name should refer to the voting form provided by his or her broker for additional information regarding the voting of his or her shares.

Solicitation of Proxies

      Novel Denim will pay the costs of soliciting proxies for the Special Meeting. Directors, officers and other employees of Novel Denim or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. We will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such brokerage firms and other custodians, nominees and fiduciaries, and we will reimburse these record holders for their reasonable out-of-pocket expenses. We may consider retaining a proxy solicitation firm. If we do, we will bear all of the fees, costs and expenses.

Recommendation of the Board of Directors

      The Board of Directors of Novel Denim has unanimously approved the Merger Agreement. The Board of Directors unanimously recommends that Novel Denim’s members vote “FOR” approval of the Merger Agreement. See “Special Factors — Recommendation of the Board; Fairness of the Transaction” beginning on page 30.

Matters to be Considered at the Special Meeting

      At the Special Meeting, the members will be asked to vote to approve and adopt the Merger Agreement and to approve the merger contemplated by the Merger Agreement. Pursuant to the merger, NDHA will be merged with and into Novel Denim, with Novel Denim as the surviving company. See “The Merger Agreement” beginning on page 41.

      At the effective time of the merger, each Ordinary Share of the Company issued and outstanding immediately prior to the filing of the Merger Agreement and the articles of merger with the Registrar of Corporate Affairs (i) owned by Apparel and Kee Chung Chao will be converted into the right to receive shares in the surviving company or (ii) owned by any other member will be converted into the right to receive $1.20 in cash, without interest, except for shares for which appraisal rights have been perfected properly under section 83 of the IBCA and the Merger Agreement, which will be entitled to receive the consideration provided by the IBCA.

      Like all other members, executive officers of the Company and the board of directors (other than Kee Chung Chao) will be entitled to receive $1.20 per share in cash, without interest, for each Ordinary Share held by them at the time of the merger.

      All holders of outstanding options to purchase Ordinary Shares will be able to receive, for each Ordinary Share subject to an option, an amount equal to the positive difference between $1.20 and the per share exercise price of such option, multiplied by the number of shares subject to the option.

      The Company does not expect a vote to be taken at the Special Meeting on any matter other than the Proposal. However, if any other matters are properly presented at the Special Meeting for consideration, the holders of the proxies will have discretion to vote on these matters in accordance with their best judgment.

      In accordance with British Virgin Islands law relating to meetings of members, no other business may be presented at the Special Meeting other than matters incidental to the conduct of the Special Meeting.

Surrender of Ordinary Shares

      Members possessing share certificates should not send their share certificates now. Members should send them only after they have received a letter of transmittal from Novel Denim. Members holding Ordinary Shares represented by book-entry should follow the instructions in the letter of transmittal they receive from Novel Denim. Letters of transmittal will be mailed as soon as practicable after the Transaction is complete.

      Promptly following the consummation of the Transaction, Novel Denim will send letters of transmittal to all members of record. The letter of transmittal is for use in surrendering Ordinary Share to Novel Denim. A member possessing share certificates (other than Apparel and Kee Chung Chao) will receive cash in the amount to which the holder is entitled as a result of the Transaction upon proper completion and execution of a letter of transmittal and return thereof to the exchange agent together with such member’s share certificates. A member holding book-entry shares (other than Apparel and Kee Chung Chao) will receive instructions in the letter of transmittal for surrendering such member’s book-entry shares and will receive cash in the amount to which the holder is entitled as a result of the Transaction, upon proper completion and execution of a letter of transmittal and return thereof to the exchange agent.

      After the Transaction, each holder of record of Ordinary Shares immediately prior to the effective time of the Transaction which are converted into the right to receive cash consideration shall cease to have any rights as a member of the Company or the surviving company, except for the right to surrender his or her share certificate or certificates or, in the case of book-entry shares, to surrender such Ordinary Shares, in exchange for the cash consideration provided pursuant to the Merger Agreement and/or to perfect his or her right to an appraisal of and receive payment thereupon for his or her Ordinary Shares pursuant to section 83 of the IBCA and the Merger Agreement if such holder has validly exercised and perfected and not withdrawn or lost such appraisal rights, and no transfer of such holder’s Ordinary Shares that were issued and outstanding prior to the effective time of the Transaction shall be made on the share register of the Surviving Company. See “Dissenters’ Rights; Escheat Laws” beginning on page 48. If, after the effective Time, share certificates or book-entry shares formerly representing Ordinary Shares of such holders are surrendered to the surviving company, they shall be cancelled and exchanged for the cash consideration set forth in the Merger Agreement. No interest or dividends shall be paid or accrued on such cash consideration. No dividends or other distributions with respect to Ordinary Shares which are converted into the right to receive cash consideration with a record date after the effective Time shall be paid to the holder of any unsurrendered share certificates or book-entry share with respect to the Ordinary Shares represented thereby.

      At and after the effective time of the Transaction, each holder of record of Ordinary Shares immediately prior to the effective time of the Transaction which are converted into the right to receive shares in the surviving company shall cease to have any rights as a member of the Company, except for the right to surrender his or her share certificate or certificates or, in the case of book-entry shares, to surrender such Ordinary Shares in exchange for shares in the surviving company pursuant to the Merger Agreement. If, after the effective time of the Transaction, share certificates or book-entry shares formerly representing Ordinary Shares held by such holders are surrendered to the surviving company, they shall be cancelled and exchanged for shares in the surviving company pursuant to the Merger Agreement.

      All amounts payable to members will be subject to applicable British Virgin Islands laws relating to abandoned property. No service charges or brokerage commissions will be payable by members in connection with the Transaction. Novel Denim will not pay any interest on any cash amounts payable to its members as a result of the Transaction.

SPECIAL FACTORS

Background of the Transaction

      In July 1997, Novel Denim completed its initial public offering of 4,250,000 Ordinary Shares at a price of $18.00 per share. Original members retained 4,550,000 shares, selling 2,812,500 shares included in the initial public offering. Initially, the Ordinary Shares traded on NASDAQ and subsequently were listed on the

NASDAQ SmallCap Market on November 15, 2003. Since the initial public offering, the Ordinary Share closing price has ranged from a high of $28.63 on March 27, 1998 to a low of $0.49 on November 3, 2004. From April 1, 2004 through November 24, 2004 (the date prior to the public announcement of the consideration of a proposed Transaction) the closing price of the Ordinary Shares has ranged from a high of $2.40 on April 27, 2004 to a low of $0.49 on November 3, 2004. Over the last five years, the Ordinary Shares have also had a low trading volume and have not had analyst coverage.

      During the summer of 2004, at the request of the Board of Directors, management of Novel Denim undertook a preliminary exploration of strategic alternatives and going private transactions designed to produce cost savings to the Company as a result of eliminating expenses related to disclosure, reporting and compliance requirements applicable to the Company under the 1934 Act and the NASDAQ SmallCap Market listing requirements.

      At a meeting of Novel Denim’s Board of Directors on October 16, 2004, members of management and the Board of Directors expressed their concerns about the requirements and costs of compliance with the Sarbanes-Oxley Act, especially given their perception that Novel Denim receives little benefit from being a public company. Management reviewed with the Board its preliminary research regarding strategic alternatives and going private transactions. In particular, management focused on certain recent precedent transactions in which similarly situated public companies had utilized a reverse stock split (and cash-out of fractional shares) transaction to reduce the number of shareholders of record to a level that would enable the subject company to delist and deregister its securities. At the same time, management and the Board considered the possibility of a reverse stock split or other significant transaction pursuant to which all of the unaffiliated members of the Company would be cashed-out of their investment in the Company.

      Due to the potential conflicts of interest involved in any of such transactions and for the protection of the minority members, the Board concluded that it was prudent to establish a special committee, consisting of independent directors, to study and, ultimately, approve or disapprove any such transaction, including the negotiation of the amount of any cash payment to unaffiliated holders of Ordinary Shares. Accordingly, the Special Committee was established on October 17, 2004, and Leavitt B. Ahrens, Jr. and Noel Jervis were appointed members of the Special Committee, after confirming that neither of them had any significant past or current relationship with Novel Denim or its management. The Board of Directors delegated to the Special Committee the exclusive power and authority to (1) review, evaluate and negotiate the terms and provisions, and determine the advisability of a potential reverse stock split or going private transaction that would reduce the number of members of record of the Company from its current level to less than 300 holders of record and result in the deregistration of the Ordinary Shares under the 1934 Act and delisting its Ordinary Shares from the NASDAQ SmallCap Market, respectively, with respect to the interests of minority members; (2) determine, in its sole discretion, whether such a transaction was fair to, and in the best interests of, the members; (3) approve or disapprove (in its sole discretion) the transaction documents and any such transaction, subject to the approval of the full Board of Directors; (4) make a recommendation to the full Board of Directors to approve or disapprove the transaction documents and any such transaction; and (5) if the Special Committee and the full Board of Directors approved the transaction documents and any such transaction, to take any other action necessary or advisable to consummate such transaction. The Special Committee was not authorized to solicit offers to purchase Novel Denim or its assets.

      The Board also authorized the retention by the Special Committee of legal counsel and a financial advisor to assist and advise the Special Committee with respect to its duties and discharge of the authority delegated to it. The Special Committee selected Shearman & Sterling LLP and Conyers Dill & Pearman as its legal counsel to assist with any proposed transaction and Benedetto, Gartland as its financial advisor to assist in evaluating any proposed transaction and to prepare an opinion as to the fairness, from a financial point of view, of such a transaction to the members who would receive cash in the transaction. The Special Committee considered experience in these types of transactions, availability, references and cost in making these selections. Other than this retention by the Special Committee, Novel Denim has not had any relationship with, or paid fees to, Benedetto, Gartland or its personnel.

      Following its retention by the Special Committee and in contemplation of a potential reverse-stock split or other going private transaction proposal by management of the Company, Benedetto, Gartland undertook a preliminary valuation analysis of the Company. For purposes of such analysis, Benedetto, Gartland received financial information from and had meetings with the management of the Company.

      At a meeting of the Special Committee on November 22, 2004, the Special Committee discussed with Benedetto, Gartland the work on valuation of the Company performed by Benedetto, Gartland. At the meeting, Shearman & Sterling LLP reviewed with the members of the Special Committee matters relating to the process to be followed by the Special Committee in reviewing the terms of the Transaction when a proposal with respect thereto is received, as well as applicable U.S. federal securities laws.

      On November 24, 2004, in a letter from K.C. Chao, Director, Chief Executive Officer and President of Novel Denim, and Alain Rey, Director, Chief Financial Officer and Senior Vice-President — Finance of Novel Denim, to Noel Jervis, Chairman of the Special Committee, the management of Novel Denim, with the support of its controlling member, Apparel, offered to acquire for cash all the outstanding Ordinary Shares, other than shares held by Apparel and affiliates thereof, for $0.95 per share. The text of the letter follows:

November 24, 2004

Mr. Noel Jervis

Chairman
Special Committee to the Board of Directors of
Novel Denim Holdings Limited
Spencer House, Spencer Drive
Nuthall, Nottingham NG16 1DG
England

Dear Noel:

      We are pleased to submit this proposal on behalf of the management of Novel Denim Holdings Limited (the “Company”), with the support of the Company’s controlling shareholder, Novel Apparel (BVI) Limited (the “Controlling Shareholder”, and together with Company shareholders that are members of the Chao family, the “Majority Shareholders”), to acquire for cash up to all of the outstanding ordinary shares (the “Shares”) of the Company held by shareholders that are not Majority Shareholders (the “Minority Shareholders”) for a price of $0.95 per share (the “Cash Consideration”).

      As you know, the Company has been exploring various alternatives, including a merger or a reverse stock split, by which we could reduce costs related to the Company’s status as a public, reporting company, including costs associated with the Sarbanes-Oxley Act. Based on our efforts thus far, management believes the most effective manner to accomplish this goal would be through the Company’s creation of a vehicle to merge with the Company, with the Company surviving such merger (the “Surviving Corporation”). Shares of the Company held by the Minority Shareholders would be converted into the right to receive the Cash Consideration and Shares held by the Majority Shareholders would be converted into the right to receive a number of ordinary shares in the Surviving Corporation.

      We are confident that our proposal is not only in the best interests of the Company’s stockholders, but also in the best long-term interests of the Company, its management and its employees. Our proposal does not depend on sales of any Company assets, plant closings, employee layoffs or any termination of or change in retirement benefits.

      We believe that we are in a position to enter into immediate negotiations with the Special Committee with regard to the transaction’s documentation due to the fact that (i) we will not need to conduct any due diligence prior to the consummation of the transaction and (ii) we will have no financing related condition precedent as the Company intends to use it’s current borrowing capacity to finance the transaction and the Controlling Shareholder has indicated its willingness to provide the support necessary to secure such borrowings. Moreover, we anticipate that the transaction could be effectuated quickly because definitive documentation will require very limited (i) representations and warranties and (ii) conditions to closing.

      Nothing in this letter should be considered to constitute a binding obligation or commitment of the Company to proceed with, or consummate, a transaction. Any transaction between the parties is subject to, and qualified in its entirety by, the execution and delivery of mutually acceptable definitive agreements.

      As required by law we will file with the Securities and Exchange Commission (the “Commission”) amendments to the Schedule 13D and 13Gs that certain of the Majority Shareholders have on file with the Commission to report our proposal made in this letter. A copy of this letter will be attached as an exhibit to such amendments.

      We are very excited about this transaction and are prepared to commit all necessary resources to proceed as quickly as possible. We look forward to your response to our proposal. Should you have any questions, please call K.C. Chao (852-2785-5988) or Alain Rey (230-242-8572).

Very truly yours,

NOVEL DENIM HOLDINGS LIMITED

/s/ K.C. CHAO	/s/ ALAIN REY

K.C. Chao Director, Chief Executive Officer and President	Alain Rey Director, Chief Financial Officer and Senior Vice-President — Finance

      On November 24, 2004, Novel Denim issued a press release and subsequently filed a Current Report on Form 6-K advising that Novel Denim was considering an acquisition of all of the Ordinary Shares not held by Apparel and Kee Chung Chao and deregistration of the Ordinary Shares under the 1934 Act and delisting of the Ordinary Shares from the NASDAQ SmallCap Market, respectively, and that a Special Committee had been formed for the purposes of evaluating whether to go forward with such a transaction and to negotiate the terms thereof. On November 29, 2004 Kee Chung Chao, Apparel and Apparel’s indirect parent, Westleigh Limited, filed reports on Schedule 13D with the Securities and Exchange Commission disclosing the same.

      On November 29, 2004, the Special Committee had a meeting to discuss the proposal of the management of the Company and to prepare for the Special Committee’s negotiations with the Company regarding such proposal. Conyers Dill & Pearman discussed with the members of the Special Committee their fiduciary duties, as well as the duties of skill and care with respect to reviewing and considering the proposal under BVI law. Shearman & Sterling LLP reminded the Special Committee of the purpose of the Special Committee and procedures to be followed in considering and reviewing the proposal.

      On the morning of December 1, 2004, Messrs Chao, Jervis, Ahrens, Michael Benedetto of Benedetto, Gartland and Andrew Fine and Alain Rey (telephonically) of Novel Denim met in London, England to negotiate the financial terms of the proposed transaction. Mr. Chao provided certain financial information (including an analysis of adjustments to book value for the expected costs of closing the Company’s South African operations) to explain management’s offer of $0.95 per share. After discussing this financial information and the offer with Mr. Benedetto, Mr. Jervis stated that the Special Committee deemed management’s initial offer of $0.95 per share to be inadequate. Mr. Chao stated that, while management believed its initial offer was fair and offered a substantial premium over the pre-announcement trading price, it would be willing to consider increasing its offer to $1.15 per share to take into account expected post-Transaction cost savings due to deregistering and delisting. At this point, the parties agreed to resume discussions later in the day, and the Special Committee met privately with Mr. Benedetto to discuss Mr. Chao’s proposal.

      That afternoon Mr. Jervis expressed to Messrs Chao and Fine the importance the Special Committee placed on book value from a valuation perspective, and asked if the Company could increase its offer beyond

$1.15 per share. Mr. Chao responded that, subject to further discussion with management and the Company affiliates, he would support increasing the offer to, but not in excess of, a price of $1.20 per share, which was approximately the midpoint of the best and worst case scenarios used to calculate projected pro forma book value per share. Mr. Jervis indicated that the Special Committee was prepared to consider a transaction pursuant to which members of the Company would receive $1.20 per share cash consideration, subject to review and analysis by its financial advisor and consideration of the other terms of such a transaction.

      On December 3, 2004, Simpson Thacher & Bartlett LLP, the Company’s legal counsel, distributed to Shearman & Sterling LLP, the Special Committee’s counsel, an initial draft of the Merger Agreement. During the period from December 3, 2004 through December 13, 2004 representatives from the Company, the Special Committee, Shearman & Sterling LLP and Simpson Thacher & Bartlett LLP, along with local counsel from the British Virgin Islands, participated in active negotiations concerning the terms of the Merger Agreement.

      On December 8, 2004, Mr. Chao telephoned Mr. Jervis and informed him that the Company and its affiliates were prepared to increase the cash consideration to be received by members of the Company in the merger to $1.20 per share, subject to satisfactory resolution of the remaining contractual issues.

      On December 9, 2004, the Special Committee met with its financial advisor and legal counsel. At the meeting, the Special Committee, its financial advisor and legal counsel discussed the results of the negotiations with the management of the Company, the status of the valuation of the Company performed by Benedetto, Gartland and the terms of the draft Merger Agreement received from the Company and its legal counsel.

      On December 9, 2004, due to the limited financial resources of the Company, the Special Committee requested that Apparel act as guarantor and agree to provide the Company such funds as may be necessary to pay the cash consideration to be paid to the holders of Ordinary Shares. Later in the day, Mr. Chao responded that the Company and Apparel would agree to such a request and that Holdings had agreed to provide Apparel, its direct subsidiary, with up to U.S.$3,500,000 as needed by Apparel, to meet its obligations under the Merger Agreement.

      On the morning of December 10, 2004, the Special Committee, in order to increase the certainty that the Transaction would be consummated if the Merger Agreement were entered into, requested that Apparel and Kee Chung Chao execute a voting agreement to vote their Ordinary Shares in favor of the Transaction. Apparel and Kee Chung Chao agreed, subject to negotiation of a mutually acceptable voting agreement. On December 10, 2004 Shearman & Sterling LLP sent a draft of the Voting Agreement to Simpson Thacher & Bartlett LLP.

      On December 10, 2004, the Special Committee, after consideration of the increased cash consideration and the other terms of the Merger Agreement and the delivery by Benedetto, Gartland of its fairness opinion, subject to satisfactory resolution of several remaining issues in the Merger Agreement, unanimously determined that the Transaction, on the terms and conditions set forth in the Merger Agreement, is fair to the members of the Company other than Apparel, Kee Chung Chao and their affiliates, approved the Merger Agreement and recommended that the Board adopt and approve the Merger Agreement.

      From December 10, 2004 through December 13, 2004, the parties negotiated and finalized the terms of the Merger Agreement and the Voting Agreement.

      On the morning of December 13, 2004, the Board met to consider the conclusions of the Special Committee. The Board of Directors considered the interests of the members of the Company (other than, and unaffiliated with, Apparel and Kee Chung Chao) and, as required by the law of the British Virgin Islands, the needs of the Company and its members as a whole and the Company as a going concern. Having regard to such considerations and various other factors, the Board of Directors of the Company determined that (i) the Transaction and the Merger Agreement, is fair to the members (other than, and unaffiliated with, Apparel and Kee Chung Chao) and (ii) the Merger Agreement is in the best interests of the Company and its members taken as a whole. After discussion, the full Board unanimously approved the Merger Agreement and the Transaction.

      On December 13, 2004, the parties thereto executed the Merger Agreement and Voting Agreement. (See “The Merger Agreement” beginning on page 41 and “The Voting Agreement” beginning on page 45.)

      Novel Denim issued a press release, followed by a Current Report on Form 6-K filed on December 14, 2004, advising that Novel Denim’s Board had voted in favor of the Transaction and that a cash payment of $1.20 per Ordinary Share had been agreed upon for all Ordinary Shares cashed out in the Transaction. On December 14, 2004 Kee Chung Chao, Apparel and Apparel’s indirect parent Westleigh Limited filed reports on Schedule 13D with the Securities and Exchange Commission disclosing the same.

Purpose of and Reasons for the Transaction

      The primary purposes of the Transaction are (A) to enable Apparel and Kee Chung Chao to acquire the entire equity interest in the Company and (B) to reduce the number of Novel Denim’s members of record to fewer than 300, thereby enabling Novel Denim (1) to terminate its obligation to file annual and periodic reports and make other filings under the federal securities laws and (2) to terminate the registration of the Ordinary Shares under the 1934 Act and the listing of the Ordinary Shares on NASDAQ. As a result, we would be able to realize, and Apparel and Kee Chung Chao will benefit from, the cost savings that would be achieved by eliminating most of the expenses related to our disclosure, reporting and compliance requirements under the 1934 Act and our listing requirements on the NASDAQ SmallCap Market for our Ordinary Shares. As a public reporting company, we incur significant expenses, most of which would be eliminated or reduced significantly as a result of the Transaction, including the following:

•	fees and expenses of counsel to review and assist in the preparation of securities reports and news releases, as well as advising us on securities law and NASDAQ SmallCap Market compliance matters;

•	NASDAQ SmallCap Market listing fees for the Ordinary Shares;

•	insurance premiums for directors’ and officers’ liability insurance in an amount sufficient to attract and retain qualified directors and executive officers;

•	fees and expenses of our exchange agent and others for printing, postage, share transfer and other administrative expenses to service public members, most of whom are holders of relatively small numbers of Ordinary Shares;

•	fees and expenses of investor relations advisors and consultants hired from time to time;

•	independent accountants’ fees for auditing our financial statements and reviewing our quarterly financial statements and earnings releases; and

•	outside directors’ fees for their services and expenses related thereto.

      The Transaction would also have the effect of:

•	eliminating the cost of maintaining small member accounts; and

•	reducing the substantial time that management and other employees spend preparing and reviewing periodic reports required of publicly-traded companies and managing member relations and communications, thus enabling them to devote more of their time and energies to the Company’s strategy and operations.

      As a public company, the following items, among others, must be prepared and filed with the Securities and Exchange Commission:

•	annual reports on Form 20-F including certifications by our chief executive officer and chief financial officer of the accuracy of the financing statements contained in those reports and beginning in fiscal 2006 certification of internal controls by the Company’s independent accountants under Section 404 of the Sarbanes-Oxley Act of 2002;

•	current reports on Form 6-K; and

•	ownership change reports as required by regulations under Section 13 of the 1934 Act.

      With a large number of small members, the costs associated with these reports and other filing obligations result in significant overhead expenses. The cost of administering each member’s account and the amount of time spent by Novel Denim’s management in responding to member inquiries is the same regardless of the number of shares held in the account. Accordingly, the burden to Novel Denim of maintaining many small accounts is disproportionately high when compared with the total number of shares involved.

      Novel Denim incurs direct and indirect costs associated with compliance with the Securities and Exchange Commission’s filing and reporting requirements imposed on public companies. We also incur substantial indirect costs as a result of, among other things, management’s time expended in preparing and reviewing such filings. Since we have relatively few executive personnel, these indirect costs can be substantial. Based on our experience in prior years, the direct external annual costs resulting from Novel Denim’s being a public company, and which can be avoided by being a private company, are estimated as follows:

Independent audit cost premium	$70,000
Investor relations and other public company costs	$200,000
Board fees and expenses	$125,000
Legal	$50,000
Directors’ and officers’ liability insurance	$250,000
Training, education and other	$50,000

Total	$745,000

      Estimates of the annual savings expected to be realized if the Transaction is implemented are based upon (1) the actual historical costs to Novel Denim of the services and disbursements in each of the above categories that were reflected in its recent historical financial statements and (2) the allocation to each category of management’s estimates of the portion of the expenses and disbursements in such category believed to be solely or primarily attributable to Novel Denim’s public reporting company status. In some instances, Novel Denim’s management’s estimates were based on information provided by others or upon verifiable assumptions. For example, discussions with other privately held companies and our own previous experience as a private company lead us to believe that there will be a reduction in auditing fees if we cease to be public, because of a reduction in risk and the absence of quarterly reviews. In addition, there will be limited need for legal counsel for securities matters, reduced cost associated with outside directors and the related expenses, limited need for printing services if we no longer file reports with the Securities and Exchange Commission, and reduced directors’ and officers’ liability insurance costs if we no longer face the legal risks associated with being a public company. Other estimates were more subjective (e.g., the savings in exchange agent’s fees that could be expected because of the reduction in the number of accounts to be handled by the exchange agent, the lower printing and mailing costs attributable to such reduction and the less complicated disclosure required by Novel Denim’s private status, the need for fewer directors’ meetings (and the consequent reduction in associated expenses), and the reduction in direct miscellaneous clerical and other expenses (e.g., the word processing, edgarizing, telephone and fax charges associated with securities filings, and the elimination of the charges imposed by brokers and banks to forward materials to beneficial holders)).

      The actual savings to be realized may be higher or lower than estimated above. Novel Denim expects that if we become private before our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 is due, then we will not be required to file such Report and, as a result, a portion of the estimated savings could be realized in 2005 due to reductions in audit and legal fees associated with the preparation and review of that Report. In addition, we expect the various costs associated with remaining a public company will continue to increase as a result of Sarbanes-Oxley and related regulations. We estimate that, in addition to the $745,000 in savings referred to above, the incremental out-of-pocket costs that will be avoided are as follows:

Fiscal 2006 and
Annually
Description of Expense	Thereafter

Additional cost for audit, internal control certification and testing and information technology control certification and testing	$400,000
Additional accounting personnel	$100,000
Software and hardware	$50,000
Legal and Other	$50,000
Total	$600,000

      None of these cost estimates includes the cost or time of any personnel or management currently employed by Novel Denim. These estimates are consistent with a survey conducted by Financial Executives International in January, 2004. A recent update of that survey by Financial Executives International found that actual costs are running 40% above the amounts estimated in January by the surveyed companies. Based on our size and limited financial resources, the Board does not believe the costs associated with remaining a public company are justified.

      Novel Denim believes Sarbanes-Oxley and related regulations will have the effect of increasing the internal burdens and potential liabilities of being a public reporting company, as well as increasing compliance costs, legal fees, audit fees, director and officer insurance premiums and compensation for outside directors. The legal costs alone of a claim can be cost prohibitive to a small public company even if no liability is ultimately found and even if it is found to be a frivolous lawsuit.

      Currently, Novel Denim has no in-house legal counsel and has generally relied upon outside legal counsel for advice on legal matters, including securities laws. We expect the total legal costs for securities reporting and compliance for fiscal 2006 to represent between a 50% and 100% increase over fiscal 2004 costs of approximately $55,000.

      Novel Denim’s independent auditors have indicated an expectation for a fee increase over the amount paid in 2004 for audit fees, quarterly review fees and reviewing securities reporting documents. Our independent auditors have not given a specific estimate of fees required to perform a compliance review of the effectiveness of internal controls and procedures for financial reporting purposes as required by Section 404 of Sarbanes-Oxley, however these fees are expected to be a significant percentage of their audit fee. We would also need to hire a third party to review these internal controls and procedures during calendar 2005 to resolve any issues before the independent auditors’ required compliance review report is issued for fiscal 2006. We estimate that this would cost an additional $500,000. We would also need to hire additional personnel to meet the requirements of Sarbanes-Oxley at an estimated incremental cost of $150,000.

      In July 2004, Novel Denim purchased a one-year directors’ and officers’ liability insurance policy for approximately $202,500. Indications are that future premiums could increase significantly based on the current legal environment and the Company’s indebtedness.

      In 2004, outside director compensation was increased due to an increased number of audit committee meetings. Our director fees in fiscal 2004 (excluding fees of the Special Committee of the Board appointed to consider the Transaction and all other fees incurred in connection with the Transaction) were 10% above the amounts paid in to fiscal 2002, the year before the Sarbanes-Oxley Act was enacted. We believe that if we stay public, directors’ fees would need to be increased further due to increasing responsibilities and potential liabilities imposed by new regulations. The level of compensation necessary to retain and attract qualified independent directors has not been quantified, but those costs are expected to increase. In addition, we believe that the litigation environment surrounding directors of public companies will make it increasingly difficult for smaller public companies to retain and attract qualified, independent directors.

      No longer being a reporting company will also free up management’s time currently spent on Novel Denim’s securities reporting and compliance obligations to focus on core business operations. We have traditionally maintained a lean management team, and currently, this management team spends a considerable amount of its time dealing with the securities reporting and compliance obligations, particularly given the new internal and disclosure controls implemented by Novel Denim. Furthermore, additional review time is spent by management with respect to their individual certifications related to each statement contained in periodic reporting documents filed with the Securities and Exchange Commission.

      The Transaction will permit Novel Denim’s management team to focus its attention on long-term value, rather than the short-term earnings focus generally imposed on public reporting companies. Due to the highly cyclical and highly competitive nature of our business, operating results vary significantly from year-to-year and quarter-to-quarter. As a public company, our management may be required to make public disclosures, even though such disclosures may put us at a competitive disadvantage. As a private company, the pressure imposed by the investing community to generate short-term earnings and to disclose strategic initiatives will no longer exist, and operating decisions can be made with more of a long-term perspective.

      Novel Denim’s public company status has not provided the originally anticipated benefit of better access to the capital markets or growth through merger and acquisition activity. We continue to find that financing expansion and growth through traditional, asset-based financing is in our best interest and is consistent with our organic growth strategy. Further, dilution and pricing would likely make it impossible for us to undertake a public follow-on offering that would be acceptable to us or our members. We do not see any viable merger or acquisition opportunities in our industry, and therefore we are not able to use our Ordinary Shares to effect acquisitions. If an acquisition target were to be identified, we believe that the dilution to and valuation of our shares would not make it an acceptable acquisition currency. Even as publicly-traded shares, there is a very limited trading market for Novel Denim’s shares, especially for sales of larger blocks of our shares, and we believe that members derive little benefit from our status as a publicly-traded company.

      Members receiving the $1.20 for each of their shares will receive a 71% premium for their Ordinary Shares (based on the closing price of $0.70 the day Novel Denim announced its consideration of a potential transaction) they would not otherwise be able to obtain. Furthermore, structuring the Transaction to cash out smaller members without their incurring typical transaction costs, such as brokerage commissions, provides those smaller members the best opportunity to realize the value attributable to their shares. While the $1.20 per Ordinary Share being offered is less than the book value per Ordinary Share, we believe that the market price of our Ordinary Shares is unlikely to equal or exceed the book value, because (1) book value has limited value in predicting future cash flows (particularly as we are closing operations and operating at a loss), which we believe is a key factor in determining value, (2) there are other valuation methodologies that are based on or comparable to the present value of cash flows, and (3) there appears to be no historical correlation between our book value per share and the market price of our Ordinary Shares. See “Special Factors — Recommendation of the Board; Fairness of the Transaction-Book Value” beginning on page 30 for a more detailed explanation. Novel Denim believes that the disclosures that we are required to make as a public company put us at a competitive disadvantage to our mostly non-public competitors. We believe that we will benefit from no longer having to place this information into the public domain.

      Management of Novel Denim believes, and the Board concurs, that the long-term viability and ultimately the success of the Company is best served by taking Novel Denim private. The going private proposal is being made at this time because the sooner the proposal can be implemented, the sooner we will cease to incur the expenses and burdens of being a public company (which are expected to significantly increase in the near future) and the sooner members who are to receive cash in the Transaction will receive and be able to reinvest or otherwise make use of such cash payments. We have determined that there are limited advantages, and yet there are significant and increasing disadvantages for the Company remaining public.

Benefits of the Transaction

      Benefits of the Transaction to Novel Denim are expected to include the following:

•	Eliminating the current costs of being public, which are substantial and which we expect will increase significantly in fiscal 2005 and 2006. (For a breakdown of our expected costs, see “Special Factors — Purpose of and Reasons for the Transaction” beginning on page 22);

•	Reducing the substantial time that management and other employees spend preparing and reviewing the periodic reports required of publicly-traded companies and managing member relations and communications, thus enabling them to devote more of their time and energy to core business operations; and

•	Increasing management’s flexibility to consider and initiate actions that may return the Company to profitability and produce long-term benefits and growth without the pressure and expectation to produce quarterly earnings per share growth.

      Benefits of the Transaction to Apparel and Kee Chung Chao include the following:

•	Apparel and Kee Chung Chao, who collectively own approximately 63.0% of the outstanding Ordinary Shares of Novel Denim, will hold all of the outstanding shares in the surviving company;

•	The Company’s future earnings and growth will be solely for their benefit and not for the benefit of Novel Denim’s other current members;

•	Apparel and Kee Chung Chao may benefit from the reduction in total shares outstanding or from the cost savings by Novel Denim not being public, either or both of which may result in higher earnings per share;

•	Novel Denim’s officers and employees will benefit from eliminating the time and effort associated with the implementation of the Section 404 internal controls certification provisions of the Sarbanes-Oxley Act: and

•	Novel Denim’s officers and directors will benefit from eliminating the legal risks associated with being a public company. See “Special Factors — Interests of Novel Denim’s Directors and Executive Officers in the Transaction” beginning on page 33.

      Benefits of the Transaction to members of Novel Denim other than Apparel, Kee Chung Chao and their affiliates include the following:

•	Members receiving the $1.20 for each of their shares will receive a 71% premium for their Ordinary Shares (based on the closing price of $0.70 the day Novel Denim announced its consideration of a potential transaction) they would not otherwise be able to obtain;

•	Such members will receive cash for their shares without having to pay brokerage commissions and other transaction costs; and

•	Such members receiving the $1.20 for each of their shares are receiving an amount that is 50% above the upper threshold of the going concern equity share price valuation presented by Benedetto, Gartland in connection with the delivery of its written opinion. (See “Special Factors — Opinion and Report of the Financial Advisor” beginning on page 34.)

Disadvantages of the Transaction

      Disadvantages of the Transaction to Novel Denim include the following:

•	Novel Denim’s working capital and assets will be decreased and indebtedness increased, to fund the purchase of Ordinary Shares, option buy outs and the other costs of the Transaction, as described below under “Special Factors — Source of Funds; Financing of the Transaction” beginning on page 40; and

•	The limited ability that Novel Denim has to raise capital in the public securities markets or to use our shares as an acquisition currency will be effectively eliminated.

      Disadvantages of the Transaction to Apparel and Kee Chung Chao include the following:

•	Apparel and Kee Chung Chao will have no market liquidity for their Ordinary Shares;

•	The risk that the Company will decrease in value following the merger; and

•	The incurrence by the Company of approximately $4.6 million of new debt including the payment by the Company of approximately $1.0 million in transaction costs and estimated fees and expenses related to the merger and financing transactions.

      See “Special Factors — Sources of Funds; Financing of the Transaction” beginning on page 40.

      Disadvantages of the Transaction to members of Novel Denim other than Apparel, Kee Chung Chao and their affiliates include the following:

•	The cash price offered to members under the proposed Transaction could be less than the market price at the time the Transaction is consummated and is substantially less than the $2.67 book value per share of the Ordinary Shares as of September 30, 2004, although such cash price is within the $1.02 – $1.35 pro forma projected book value per Ordinary Share at March 31, 2005 as calculated by Benedetto, Gartland based on certain assumptions provided by Novel Denim management;

•	The receipt of the payment for their shares will be a taxable transaction for federal income tax purposes;

•	Members who will receive cash consideration in the Transaction will be unable to participate in any future operating results of Novel Denim; and

•	Members who will receive $1.20 in cash per Ordinary Share in the Transaction may receive less for their shares than they would if the Ordinary Shares continued trading on the NASDAQ SmallCap Market.

      See “Special Factors — Effect of the Transaction on Novel Denim” beginning on page 27 and see “Certain United States Federal Income Tax Consequences” beginning on page 46.

Effect of the Transaction on Novel Denim

      If the conditions to the closing of the Transaction are either satisfied or waived, NDH Acquisition Limited will be merged with and into the Company, with the Company being the surviving company. After the Transaction, Apparel and Kee Chung Chao will own all of the ordinary shares of the surviving company.

      When the Transaction is completed, each Ordinary Share issued and outstanding immediately prior to the effective time of the Transaction (other than Ordinary Shares held by Apparel and Kee Chung Chao and Ordinary Shares held by members who validly exercise and perfect appraisal rights) will be converted into the right to receive $1.20 in cash. Each outstanding option will be canceled in exchange for an amount in cash determined by multiplying the excess, if any, of $1.20 over the per share exercise price of the option and the number of Ordinary Shares subject to the option, net of any applicable withholding taxes.

      At the effective time of the merger, the current members, other than Apparel and Kee Chung Chao, will cease to have ownership interests in the Company or rights as members except for the right to surrender Ordinary Shares in exchange for the cash consideration provided pursuant to the Merger Agreement and/or to perfect their appraisal rights. Therefore, current members other than Apparel and Kee Chung Chao will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company.

      At the effective time of the merger, the directors of Novel Denim will become the directors of the surviving company. It is expected that the executive officers of Novel Denim immediately prior to the effective time of the merger will remain the executive officers of the surviving company. At the effective time of the merger, the Amended and Restated Memorandum and Articles of Association of the Company will become the Amended and Restated Memorandum and Articles of Association of the surviving company.

      At the effective time of the merger, Novel Denim will have fewer than 300 record holders of Ordinary Shares and, therefore, will be eligible to, and plans to, terminate registration of the Ordinary Shares with the Securities and Exchange Commission, which will terminate our obligation to continue filing annual and periodic reports and make other filings under the federal securities laws that are applicable to public companies, will terminate the obligation of our officers to certify the accuracy of our financial statements, and we will no longer be considered a public company. Our Ordinary Shares will no longer be listed on the NASDAQ SmallCap Market.

      It is expected that, upon consummation of the merger, the operations of Novel Denim will be conducted substantially as they currently are being conducted, with the exception of: (1) the expected changes in our credit facility and the related use of funds to finance the Transaction and related costs, (2) Novel Denim’s plans to deregister its Ordinary Shares under the 1934 Act and delist the shares from the NASDAQ SmallCap Market, and (3) the likely closure and eventual sale of the Company’s South African textile operations. In addition, Novel Denim will not be subject to the obligations and constraints, and the related direct and indirect costs and personnel requirements, associated with being a public company. The Transaction is not anticipated to have a material effect upon the conduct of Novel Denim’s business.

      Except as otherwise described in this proxy statement, neither Novel Denim nor its controlling members have any present plans or proposals that relate to, or would result in, an extraordinary corporate transaction following completion of the merger involving the Company’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. It is expected, however, that following the merger, Novel Denim’s management will continuously evaluate and review the Company’s business and operations and may develop new plans and proposals that they consider appropriate to maximize the value of the Company. Novel Denim and its controlling members have expressly reserved the right to make any changes deemed appropriate in light of their evaluation and review or in light of future developments.

      The following table sets forth the interests in the Company’s net book value and net earnings of Apparel and Kee Chung Chao prior to, and immediately after, the merger based upon the net book value and net earnings of the Company as of and for the six-month period ended September 30, 2004 (dollars in thousands).

Ownership Prior to the Merger				Ownership After the Merger

Net Book Value		Net Earnings		Net Book Value		Net Earnings

$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%

$13,517	63.0	$(1,352)	63.0	$21,455	100	$(2,146)	100

      Upon completion of the merger, members other than Apparel and Kee Chung Chao will no longer hold any direct or indirect equity interest in the Company and therefore will no longer own any interest in its net book value or net earnings.

Alternatives Considered

      Prior to deciding to pursue this Transaction, Novel Denim considered a number of alternatives to the Transaction. These alternatives were presented to and discussed by the Board. These alternatives are discussed below. However, for the reasons set forth below, management did not recommend any of these alternatives to the Board, and the Board ultimately concurred that these alternatives should not be pursued:

      Maintaining the Status Quo. Novel Denim considered whether maintaining the status quo would be a viable strategy. The costs associated with maintaining public company status (expected to be at least $1.25 million per year beyond fiscal 2005), the Company’s projected losses and the substantial increase in risks associated with being public made it clear that maintaining the status quo was not viable. We considered our size and resources, the relatively small and diminishing benefit that we believe Novel Denim and our members have received as a result of Novel Denim’s being a publicly-held company and the increasing risks to Novel Denim and our officers and directors in the current regulatory environment.

      Increasing Public Float. Novel Denim has considered issuing additional Ordinary Shares to increase the public float. However, given the historical and continued losses as well as decline in the Ordinary Share price and the virtual closure in public equity markets during the past two years for issuers of our size, we were unwilling, even if possible, to dilute the existing members at these price levels. For similar reasons, we did not pursue the private equity markets. Because the share price of the Ordinary Shares was already less than $1.00, we were unwilling to consider a forward split to increase the number of outstanding shares without an offering because of the further reduction in share price that would likely result and its effect on Novel Denim’s ability to meet NASDAQ SmallCap Market listing standards, among other things.

      Selling Novel Denim. Novel Denim determined that the sale of the company was not a viable strategy, given the controlling members’ opposition to any such sale transaction. The cyclical and highly competitive nature of the textile business, the weak financial condition of most of our competitors who we regard as potential likely acquirers and the high risk of failure of any merger with other textile companies due to their unions, their legacy costs (retiree pension and medical costs), their financial condition, and cultural issues, led us to believe that the controlling members’ would oppose any such sale transaction and therefore, obtaining member approval of the sale would have been unlikely.

      Reverse/Forward Share Divisions and Combinations. Novel Denim considered several variations of reverse/forward share divisions and combinations. As permitted under British Virgin Islands law, members whose Ordinary Shares were converted into less than one share in a combination of shares (because they had fewer shares than the combination ratio at the effective time of the combination) would have received a cash payment from Novel Denim for each Ordinary Share they held immediately before the combination. Members who owned more than one share after the combination would have received one share for every number of shares they owned prior to the combination equal to the combination ratio and for each fractional share they would have otherwise received as a result of the forward combination, members would have receive a cash payment per pre-combination share in lieu of a fractional share. However, this would result in members still remaining other than Apparel and Kee Chung Chao, and thus there would be costs associated with maintaining a larger number of members. The Company saw no advantage to having members other than Apparel and Kee Chung Chao that would justify the associated increased cost and uncertainty.

      “Going Private” Transactions. Novel Denim considered various forms of “going private” transactions in addition to the merger that would make us eligible to terminate the registration of our Ordinary Shares under the 1934 Act and our listing on the NASDAQ SmallCap Market. For example, we considered an odd-lot tender offer, whereby an offer to purchase share positions of fewer than a certain number of shares would be undertaken in an attempt to reduce the number of members of record to fewer than 300. However, this would result in members still remaining other than Apparel and Kee Chung Chao, and thus there would be costs associated with maintaining a larger number of members. The Company saw no advantage to having members other than Apparel and Kee Chung Chao that would justify the associated increased cost and uncertainty. Because of the volitional nature of a tender offer, no assurance could be given that an odd-lot tender offer would result in reducing the number of members of record to fewer than 300.

      In Summary. Novel Denim discussed these alternatives with the Board. Based on such discussions and the factors described in “Special Factors — Purpose of and Reasons for the Transaction” beginning on page 22, the Board determined that changing Novel Denim’s status from that of a public, reporting company to that of a private, non-reporting company is the appropriate strategy for Novel Denim. Further, the Board concluded that the Transaction is the most expeditious and economical alternative to accomplish that objective.

      Novel Denim has not sought, and has not received, any proposals from any persons for the merger or consolidation of Novel Denim, or for the sale or other transfer of all or substantially all of Novel Denim’s assets, or for the sale or other transfer of securities of Novel Denim that would enable the holder thereof to exercise control of Novel Denim. The Board did not seek any such proposals because such transactions are inconsistent with the narrower purpose of the proposed Transaction and because the holders of a majority of the outstanding shares have stated that they would not likely vote in favor of such a proposal.

Recommendation of the Board; Fairness of the Transaction

      Each of the Participants, the Special Committee and the Board unanimously has determined that the Transaction is fair to, and in the best interests of Novel Denim and its members other than Apparel, Kee Chung Chao and their affiliates. The Board also believes, based on discussions with legal counsel, that the process for approving the Transaction was procedurally fair. The Board recommends that members vote “FOR” approval and adoption of the Merger Agreement and the Transaction. In considering the recommendation of the Board of Directors with respect to the Transaction, members should be aware that Novel Denim’s executive officers and directors have interests in the Transaction that are in addition to, or different from, our members generally and that these interests may create potential conflicts of interest. See “Special Factors — Interests of Novel Denim’s Directors and Executive Officers in the Transaction” beginning on page 33.

      As discussed above, the Board considered several alternatives to the Transaction, but ultimately approved the Transaction. See “Special Factors — Alternatives Considered” beginning on page 28.

      During the two months preceding the approval of the Transaction by the Board, and in connection with determining whether the Transaction is fair to the members receiving cash and whether the Transaction is in the best interests of Novel Denim and Apparel and Kee Chung Chao, the Special Committee and the Board considered a number of factors and various information presented by management. The Special Committee and the Board did not assign any specific weights to the factors below, and individual directors may have given differing weights to different factors. Factors considered included:

•	Current and Historical Market Prices and Trading Volumes of the Ordinary Shares. The Ordinary Shares are quoted on the NASDAQ SmallCap Market, but are thinly traded. During the 12 months prior to the public announcement of the proposed Transaction, the average trading volume was approximately 5,300 shares per day, with less than 1,000 shares trading on 21% of those days. During the 36 months prior to the public announcement of the proposed Transaction, the average trading volume was approximately 7,000 shares per day, with less than 1,000 shares trading on 27% of those days. High and low sales prices for the Ordinary Shares from November 25, 2003, to November 29, 2004 ranged from $0.49 to $2.40 per share. The Board noted that average closing prices for the three months, six months, 12 months and 24 months prior to November 24, 2004, the date of announcement of a potential transaction, were approximately $0.95, $1.15, $1.51 and $1.99 per share, respectively. See “Financial Information — Market Prices of the Ordinary Shares” beginning on page 54 for more information about the Ordinary Share prices. The closing sale price of the Ordinary Shares on November 24, 2004, the day Novel Denim announced its consideration of a going-private transaction proposal, was $0.70.

•	Book Value. As of September 30, 2004, the book value per Ordinary Share was $2.67. Benedetto, Gartland also calculated Novel Denim’s pro forma projected book value per Ordinary Share at March 31, 2005 at $1.35 and $1.02 based on certain assumptions provided by management. Due to the changing nature of Novel Denim’s asset base, including its discontinued operations in Mauritius as well as its plans to liquidate its remaining South African assets, Benedetto, Gartland determined that the range of pro forma projected book value per Ordinary Share at March 31, 2005 was of greater relevance than the book value per Ordinary Share as of September 30, 2004 because the pro forma calculation included the impact of discontinued operations and assets held for disposition. The information utilized by Benedetto, Gartland to calculate projected pro forma book value per Ordinary Share was prepared by Novel Denim’s management during October 2004 and reflects certain supplementary information provided to Benedetto, Gartland in December 2004. The information gave effect to the liquidation of Novel Denim’s South African assets per management’s two projected scenarios, best and worst case (differentiated primarily by the recovery rates associated with certain working capital items), and included certain adjustments for the merger contemplated by the Merger Agreement. The Transaction price falls within the range of such Benedetto, Gartland analysis.

•	Going Concern Value. In determining the cash amount to be paid to members receiving cash in the Transaction, the value of the Ordinary Shares on the basis of a going concern was presented in

Benedetto, Gartland’s report. Benedetto, Gartland did not consider the amount per share that might be realized in a sale of all or substantially all of the shares or assets of Novel Denim, believing that consideration of such an amount was inappropriate in the context of a Transaction that would not result in a change of control of Novel Denim and having no reason to believe that the sum of the values of the parts would exceed the value of the whole. In considering the going concern value of Novel Denim, the analyses and conclusions of Benedetto, Gartland indicated a share price range of $0.40 to $0.80 per Ordinary Share, as described below under “Special Factors — Opinion and Report of the Financial Advisor” beginning on page 34.

•	Earnings. Historical earnings of Novel Denim for the previous three fiscal years and for the first two quarters of fiscal 2005 and the relevance of historical earnings to future prospects were factored into the going concern analysis. For the three years ended March 31, 2002, 2003 and 2004, Novel Denim reported income (loss) from continuing operations of $(2.2) million, $(8.7) million and $(15.8) million, respectively. For the three and six month periods ended June 30, 2004 and September 30, 2004, Novel Denim reported net income of $ (1.9) million and $(3.4) million, respectively. Historical earnings volatility is caused by a number of factors, including excess capacity in the textile industry, volatility in the cost and availability of cotton, effects of imports and tariffs on the textile industry, general market conditions and the dollar exchange rate, among others. Short-term earnings can deviate significantly, negatively or positively, from average results, and periods of higher earnings are typically followed by periods of below-average results. Over time, because of the excess capacity in the textile industry, management believes earnings will trend toward historical averages.

•	Opinion of the Financial Advisor. Benedetto, Gartland rendered its written opinion to the Special Committee on December 10, 2004, to the effect that, as of the date of such opinion and based upon and subject to the matters stated therein, the cash price of $1.20 per Ordinary Share to be paid to Novel Denim’s members (other than Apparel and Kee Chung Chao) in the Transaction is fair, from a financial point of view, to Novel Denim’s members who will receive such payment. For more information about the opinion, see “Special Factors — Opinion and Report of the Financial Advisor” beginning on page 34 and a copy of the opinion of Benedetto, Gartland attached as Appendix A to this proxy statement. The Transaction price either exceeds or is within the range of prices referenced in Benedetto, Gartland’s analysis.

•	Opportunity to Liquidate Ordinary Shares. Members receiving cash in the Transaction will liquidate their holdings without incurring brokerage costs, particularly given the relatively illiquid market for Ordinary Shares, at a price that represents a premium over most historical and recent trading prices. Management believes this opportunity is a benefit to such members given the relatively low price, limited trading volume and illiquidity of our Ordinary Shares (the trading volume of which averaged approximately 5,300 and 7,000 shares traded per day during the 12 and 36 months, respectively, prior to the public announcement of the proposed Transaction). Prior to announcement of the Transaction, the Ordinary Shares were trading below the NASDAQ SmallCap Market’s minimum price per share listing requirement. If NASDAQ delisted the Ordinary Shares because this requirement was not satisfied, it is likely that the members’ investment in the Ordinary Shares would become largely illiquid.

•	Absence of Any Other Offers. The Board did not seek, and neither the Board nor the Special Committee is aware of, any proposals in the last two years from any unaffiliated persons for the merger or consolidation of Novel Denim, or for the sale or other transfer of all or substantially all of Novel Denim’s assets, or for the sale or other transfer of securities of Novel Denim that would enable the holder to exercise control of Novel Denim. The Board does not presently intend to seek any such proposal.

•	Potential Cost Savings. The Transaction, if consummated, enables the Company to realize cost savings from the Company no longer being subject to disclosure, reporting and compliance requirements arising under the federal securities acts and NASDAQ.

      At the Board’s meeting on December 13, 2004, the Board was informed of the material elements of the Benedetto, Gartland report supporting its fairness opinion. The Special Committee and the Board had an opportunity to ask questions and discuss each of Benedetto, Gartland’s analyses individually.

      After careful consideration of all of these factors, the Board concluded that $1.20 per share was not only a fair price to members being cashed out, but also to the members remaining after the Transaction after taking into account the pro forma analysis which examined the effect of the Transaction on Novel Denim itself.

      The Board also believes that the Transaction is procedurally fair to members other than Apparel, Kee Chung Chao and their affiliates because, among other things:

•	The Special Committee was formed, consisting of all the outside directors, and has reviewed and determined the fairness of the Transaction and has negotiated on an arms-length basis with the controlling members of the Company.

•	All members of the Special Committee hold Ordinary Shares and options that will be converted into the right to receive cash pursuant to the Transaction.

•	The Special Committee retained its own counsel and investment advisor to represent and assist the Special Committee with its deliberations and negotiations.

•	The Transaction is being effected in accordance with all applicable requirements of British Virgin Islands law and Novel Denim’s Amended and Restated Memorandum and Articles of Association.

•	Under the International Business Companies Act (Cap 291) of the British Virgin Islands (the “IBCA”) and Novel Denim’s Amended and Restated Memorandum and Articles of Association, Novel Denim’s members are entitled to dissenters’ or appraisal rights.

•	Any amendment or modification of, or supplement to, the Merger Agreement that is adverse to the holders of Ordinary Shares shall require the consent of the Special Committee.

•	The Merger Agreement implementing the Transaction is being submitted to a vote of Novel Denim’s members and is subject to the approval of holders of a majority of Novel Denim’s outstanding Ordinary Shares, recognizing that members who will receive cash consideration in the Transaction hold a nominal percentage of the vote and that pursuant to the Voting Agreement, Apparel and Kee Chung Chao (owning an aggregate of 63% of the outstanding Ordinary Shares) have agreed to vote their Ordinary Shares in favor of the Transaction.

      The Board also took into consideration that although holders of Ordinary Shares that are cashed out will receive cash consideration for their shares, the remaining members will bear the burden of the expenses of the Transaction.

      The Board did not believe that it was necessary to appoint an independent third party to represent and negotiate the Transaction on behalf of members receiving cash. For the reasons set forth in the preceding section, including the appointment of the Special Committee and the Special Committee’s retention of independent financial and legal advisors, the Board believed that there were sufficient procedural safeguards in place.

      The Transaction is not structured so that approval of at least a majority of minority members is required. The Board determined that any such voting requirement would usurp the power of the holders of the majority of Novel Denim’s outstanding Ordinary Shares to consider and approve the proposed Transaction as provided under British Virgin Islands law and Novel Denim’s Amended and Restated Memorandum and Articles of Association. The Board reviewed numerous similar transactions and found that the majority of other British Virgin Islands companies engaging in similar transactions did not require the approval of a majority of the minority members.

      In reaching a conclusion on the financial, procedural and substantive fairness of the transaction, the Board did not assign any specific weights to the foregoing factors. These factors were considered as a whole, and each of the parties may have put different weights on different factors. In selecting a valuation method, the Board considered historical market prices, book value, liquidation value, and the various measures of going concern value presented by Benedetto, Gartland. All parties concluded that no single valuation method should be utilized, but that all should be taken into consideration.

      After consideration of the factors described above, the Board believes that the Transaction is fair, notwithstanding the lack of an independent third party to represent unaffiliated members, the absence of such an unaffiliated member approval requirement or special provisions for access to corporate files.

Interests of Novel Denim’s Directors and Executive Officers in the Transaction

      In considering the recommendation of the Board of Directors with respect to the Transaction, members should be aware that Novel Denim’s executive officers and directors have interests in the Transaction that are in addition to, or different from, the members generally. These interests may create potential conflicts of interest and include the following:

•	As a result of the Transaction, all of the outstanding ordinary shares of the surviving company will be controlled directly by Kee Chung Chao or indirectly by other members of the Chao family (including Messrs. Kee Chung Chao, Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou, all of whom (other than K.P. Chao) serve as directors and/or executive officers).

•	Leavitt B. Ahrens, Jr. and Noel Jervis, members of the Special Committee, will each receive compensation for serving on the Special Committee. Such compensation will aggregate approximately $25,000 each.

•	Leavitt B. Ahrens, Jr. and Noel Jervis, members of the Special Committee, own an aggregate of 8,500 Ordinary Shares, representing 0.1% of the current outstanding Ordinary Shares, and 24,000 options (but no vested options that would be in-the-money at a purchase price of $1.20 per share), which will be treated on the same basis as the Ordinary Shares and options held by all other members other than Apparel and Kee Chung Chao.

•	The legal exposure for board members of public companies has increased significantly, especially in the aftermath of recent legislation and related regulations and liabilities for directors and executive officers of public companies. The additional legal exposure for Novel Denim’s directors and executive officers from securities laws relating to public companies will be eliminated by the Transaction.

•	All of our directors and executive officers who directly own Ordinary Shares, other than Kee Chung Chao, will receive cash for their shares as a result of the Transaction. See “Special Factors — Interests of Novel Denim’s Directors and Executive Officers in the Transaction” beginning on page 33.

•	Pursuant to the Merger Agreement, the surviving company has agreed to maintain indemnification and directors’ and officers’ insurance in place for a period of time following the Merger.

•	The table below sets forth information with respect to Ordinary Shares owned by our directors and executive officers and members of the Chao family.

Name	Shares Owned

Apparel(1)	4,550,000
Kee Chung Chao	505,000
K.P. Chao	55,000

(1)	Holdings owns 80% of the Ordinary Shares of Apparel with Kee Chung Chao, the Company’s Chief Executive Officer and President, owning the remaining 20%. Holdings is indirectly wholly-owned by members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou).

      The Transaction will not trigger any change of control provisions in any of our executive officers’ employment agreements.

      While there are still significant controls, regulations and liabilities for directors and executive officers of private companies, the legal exposure for Novel Denim’s directors and executive officers will be greatly reduced after the Transaction.

Opinion and Report of the Financial Advisor

      In connection with the proposed Merger, the Special Committee engaged Benedetto, Gartland to render an opinion as to the fairness, from a financial point of view, of the cash payment in the amount of $1.20 to be paid in the Merger to Novel Denim’s members (other than Apparel and Kee Chung Chao). On December 10, 2004, at a meeting of the Special Committee, Benedetto, Gartland delivered a report and written opinion to the effect that, as of the date of the opinion and based upon and subject to the matters discussed therein, the consideration of $1.20 per share in cash to be paid to Novel Denim’s members (other than Apparel and Kee Chung Chao) is fair, from a financial point of view, to Novel Denim’s members receiving such payment.

      In arriving at its opinion, Benedetto, Gartland:

•	Reviewed a draft of the Merger Agreement;

•	Reviewed and analyzed certain publicly available financial and other data with respect to Novel Denim;

•	Reviewed certain internal financial statements and other financial and operating data prepared by the management of Novel Denim;

•	Reviewed prospective financial information prepared by the management of Novel Denim;

•	Conducted discussions with members of the senior management of Novel Denim with respect to the business prospects and financial outlook of Novel Denim;

•	Visited Novel Denim’s business offices and the NDP plant in Shenzhen, China;

•	Reviewed current and historical market prices and trading activity of the Ordinary Shares of Novel Denim;

•	Compared certain financial information for Novel Denim with similar information for certain other comparable companies, the securities of which are publicly traded on various stock exchanges;

•	Reviewed the financial terms, to the extent publicly available, of selected precedent transactions that were deemed generally comparable to Novel Denim and the Merger;

•	Performed discounted cash flow analyses based on the prospective financial information for Novel Denim, which were prepared by Novel Denim and furnished to Benedetto, Gartland; and

•	Conducted such other financial studies, analyses and investigations and considered such other information as Benedetto, Gartland deemed appropriate.

      The Benedetto, Gartland presentation was for the use and benefit of Novel Denim’s Special Committee in connection with its consideration of the Merger and was not intended to be and does not constitute a recommendation to any stockholder of Novel Denim as to how such stockholder should vote with respect to the Merger.

      Benedetto, Gartland relied upon and assumed the accuracy and completeness of the financial and other information publicly available or furnished to it by Novel Denim or otherwise reviewed. Benedetto, Gartland did not independently verify the accuracy or completeness of such information. Benedetto, Gartland did not make any independent evaluations or appraisals of any of Novel Denim’s properties, assets or liabilities. Novel Denim furnished Benedetto, Gartland with an appraisal of one of its facilities, but Benedetto, Gartland gave no weight to this appraisal, since it was approximately three years old, related to only one of Novel Denim’s facilities and did not attempt to value Novel Denim’s other assets or Novel Denim’s business. Neither Novel Denim nor the Special Committee authorized Benedetto, Gartland to solicit any indications of interest from any third party with respect to the purchase of all or a part of Novel Denim’s business. With respect to the prospective financial information prepared by Novel Denim and furnished to Benedetto, Gartland, Benedetto, Gartland assumed that they were reasonably prepared on a basis reflecting the best then currently available estimates and judgments of Novel Denim’s management as to future financial performance of Novel Denim, and Benedetto, Gartland expressed no opinion with respect to such prospective financial information, the assumptions on which they were based or the ability of Novel Denim to achieve the projections set forth in such prospective financial information. Due to the changing nature of Novel Denim’s asset base, including its discontinued operations in Mauritius as well as its plans to liquidate its remaining South African assets, Benedetto, Gartland concluded that the historical financial information that included the results of those operations were of limited relevance in the context of a “going concern” valuation. As a result, Benedetto, Gartland utilized in its analyses the prospective financial information prepared by Novel Denim and provided to Benedetto, Gartland that excluded the results of discontinued operations, gave effect to the disposition of assets held for disposition, and reflected certain pro forma adjustments for the Merger.

      Benedetto, Gartland expressed no view as to, and its opinion does not address, the underlying decision by Novel Denim to engage in the Merger or the relative merits of the Merger as compared to any alternative business strategies that might exist for Novel Denim. Benedetto, Gartland did not express any opinion as to the prices or price ranges at which the Common Stock has traded or may trade in the future. Although Benedetto, Gartland evaluated the fairness of consideration paid to the holders of Ordinary Shares (other than Apparel and Kee Chung Chao) in connection with the Merger from a financial point of view, Benedetto, Gartland was not asked to and did not recommend the specific consideration payable in the Merger. No other instructions or limitations were imposed by Novel Denim on Benedetto, Gartland with respect to the investigations made or procedures followed by it in rendering its opinion.

      THE FULL TEXT OF THE WRITTEN OPINION OF BENEDETTO, GARTLAND, DATED DECEMBER 10, 2004, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT AS APPENDIX A AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. THE OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE PAID TO THE HOLDERS OF ORDINARY SHARES (OTHER THAN APPAREL AND KEE CHUNG CHAO) IN CONNECTION WITH THE TRANSACTION, DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION OR ANY RELATED BUSINESS STRATEGY AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER WITH RESPECT TO ANY MATTER RELATING TO THE PROPOSED TRANSACTION OR ANY OTHER MATTER BEING VOTED UPON BY NOVEL DENIM’S STOCKHOLDERS. THE SUMMARY OF THE OPINION INCLUDED IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

      In preparing its opinion, Benedetto, Gartland performed a variety of financial and comparative analyses, including those described below. The summary herein of these analyses is not a complete description of these analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is difficult to summarize. Accordingly, Benedetto, Gartland believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Benedetto, Gartland considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion. Many of these factors are beyond the control of Novel Denim. No company, transaction or business used in the analyses as a comparison is identical to Novel Denim or the proposed Merger, nor is an evaluation of the analyses entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed.

      The estimates contained in these analyses and the valuation ranges resulting from any particular analysis do not necessarily reflect actual values or future results or values. Those values may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

      The opinion of Benedetto, Gartland and its analyses were only one of many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee with respect to the consideration or the proposed Merger.

      On November 22, 2004, Benedetto, Gartland prepared a preliminary valuation report and discussed it with the Special Committee. Benedetto, Gartland updated the analyses set forth in that report, based on certain information provided by management on December 1, 2004, in connection with Benedetto, Gartland’s final report underlying its opinion dated December 10, 2004.

      The following is a summary of the material financial analyses that Benedetto, Gartland performed in connection with rendering its opinion dated December 10, 2004. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND THESE FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA SET FORTH BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF THE FINANCIAL ANALYSES.

      The report of Benedetto, Gartland will be made available for inspection and copying at Novel Denim’s principal executive offices during regular business hours by any interested stockholder of Novel Denim or any representative of the stockholder designated by the stockholder in writing. Upon written request, Novel Denim will furnish a copy of the report to any interested stockholder of Novel Denim, or any representative designated by the stockholder in writing, at the expense of the requesting stockholder. The report has also been filed with the Securities and Exchange Commission as an exhibit to Novel Denim’s Schedule 13E-3. Benedetto, Gartland consented to the filing of its report with the Schedule 13E-3 and to the inclusion of its opinion in this proxy statement.

      Benedetto, Gartland elected to determine the fairness of the consideration to be paid to the holders of Ordinary Shares (other than Apparel and Kee Chung Chao) in connection with the Merger by performing a: Comparable Company Analysis, Comparable Transaction Analysis, Discounted Cash Flow Analysis and Book Value Analysis. Benedetto, Gartland also considered using other valuation methodologies, such as a premiums paid analysis and a leveraged buyout analysis. Benedetto, Gartland determined that these alternative valuation methodologies had little or no analytical value in the context of the proposed Merger because, among other things, the proposed Merger would not effect a change of control of Novel Denim, and Benedetto, Gartland was not asked to consider alternative investments or investment return expectations for stockholders.

Comparable Company Analysis

      Using the comparable company analysis, Benedetto, Gartland compared the trading multiples of Novel Denim with those of other publicly traded companies that Benedetto, Gartland deemed comparable to Novel Denim with respect to their industry sector and operating models. All of the comparable companies are participants in garment and fabric production and related activities.

      The comparable companies utilized were: Fountain Set (Holdings) Ltd., Nien Hsing Textile Co., Ltd., Arvind Mills Ltd., Raymond Ltd., Alok Industries, Ltd., Black Peony (Group) Company Ltd., HuaFang Company Ltd., Jiangsu Sanfangxiang Industrial Company Ltd., Bombay Dyeing and Manufacturing Co. and Victory City International Holdings Ltd.

      Based on publicly available information, Benedetto, Gartland reviewed financial information for each of these comparable companies that included, among other things: market value, enterprise value, revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, earnings before interest and taxes, or EBIT, earnings per share, or EPS, and selected financial ratios. EBITDA, revenue and EPS were reviewed on both a trailing and forecasted basis when available. Benedetto, Gartland compared the financial operating data and ratios to Novel Denim. For comparison purposes, financial measures of profitability (including EBITDA) for the comparable companies and Novel Denim were normalized to exclude unusual and extraordinary expenses and income, as well as differences in fiscal year ends.

      Using selected financial ratios (e.g., Enterprise Value/ EBITDA ratios) and its judgment, Benedetto, Gartland calculated a range of indicated stock prices as follows:

		Selected					Indicated Stock
		Multiple					Price
	Novel Denim					Less Debt,
	Financial Result	Low		High		Net of Cash	Low	High

Equity Value as multiple of:
Pro Forma FY 2005 EPS	$0.10	6.0	x	10.0	x		$0.62	$1.03
Total Enterprise Value as multiple of:
Pro Forma FY 2005 Revenue	$45.2 million	0.40	x	1.00	x	$11.7 million	$0.80	$4.18	(a)
Pro Forma FY 2005 EBITDA	$2.3 million	5.0	x	9.0	x	$11.7 million	NM	$1.10
Pro Forma FY 2006 Revenue	$50.9 million	0.35	x	0.75	x	$11.7 million	$0.76	$3.30	(a)
Pro Forma FY 2006 EBITDA	$3.1 million	4.0	x	7.0	x	$11.7 million	$0.08	$1.23
Relevant Range							$0.60	$1.10

(a)	Revenue multiples were deemed less relevant than metrics based on profitability in the context of a going concern valuation.

      The financial information for Novel Denim, which was utilized in Benedetto, Gartland’s comparable company analysis, was prepared by Novel Denim’s management during October 2004 and reflects certain supplementary information provided to Benedetto, Gartland in December 2004.

      Due to the nature of Novel Denim’s business and the fact that its comparable U.S.-based competitors are privately owned, all of these comparable companies are domiciled outside the United States, are not subject to the reporting requirements of the Securities and Exchange Commission and generally do not report their financial results in conformity with, or reconcile their financial statements to, United Sates generally accepted accounting principles. In preparing the comparable company analysis, Benedetto, Gartland relied on the accuracy of the information it was able to obtain about the comparable companies from a number of sources, including publicly available information and analyst research reports. Because the accounting policies followed by these companies and the presentation of their financial statements under the generally accepted accounting principles of their home jurisdictions may be different from those followed by Novel Denim, the financial results of these companies may not necessarily be directly comparable to Novel Denim’s.

      None of the comparable companies is identical or directly comparable to Novel Denim. Accordingly, Benedetto, Gartland considered the multiples for such companies, taken as a whole, to be more relevant than the multiples of any single company. Further, the selection of a valuation multiple based on publicly traded comparable companies is not strictly numerical, but involves judgment concerning differences in financial and operating characteristics of the comparable companies as contrasted to Novel Denim. In addition, some of the data utilized in the analyses are based on prospective financial information prepared by research analysts using publicly available information. Accordingly, these estimates may or may not prove to be accurate.

Comparable Transaction Analysis

      Using publicly available information, Benedetto, Gartland reviewed the purchase prices and implied transaction value multiples paid or proposed to be paid in the following five selected transactions involving companies who participate in garment and fabric production and related activities for which detailed financial information was available:

Acquiror	Target

Patriarch Partners	Galey & Lord, Inc.
Cerberus Capital Management	Guilford Mills, Inc.
WL Ross & Co.	Cone Mills Corporation
WL Ross & Co.	Burlington Industries, Inc.
Berkshire Hathaway, Inc.	Fruit of the Loom

      Based on the information disclosed with respect to the targets in each of these acquisitions, Benedetto, Gartland calculated and compared total price paid as a multiple of, when information was available, projected and historic EBITDA and revenue. Using multiple ranges selected by Benedetto, Gartland, Novel Denim’s indicated stock prices were as follows.

		Selected					Indicated Stock
		Multiple					Price
Total Enterprise Value as	Novel Denim					Less Debt, Net
multiple of:	Financial Result	Low		High		of Cash	Low	High

Pro Forma FY 2005 Revenue	$45.2 million	0.25	x	0.50	x	$11.7 million	NM	$1.36
Pro Forma FY 2005 EBITDA	$2.3 million	4.0	x	6.0	x	$11.7 million	NM	$0.25
Pro Forma FY 2006 Revenue	$50.9 million	0.30	x	0.40	x	$11.7 million	$0.45	$1.08
Pro Forma FY 2006 EBITDA	$3.1 million	3.0	x	4.0	x	$11.7 million	NM	$0.08
Relevant Range							$0.20	$0.70

      The financial information for Novel Denim, which was utilized in Benedetto, Gartland’s comparable transaction analysis, was prepared by Novel Denim’s management during October 2004 and reflects certain supplementary information provided to Benedetto, Gartland in December 2004.

      With respect to the comparable transaction analysis, Benedetto, Gartland noted that the market conditions, rationales for and circumstances surrounding each acquisition were unique. In particular, all of the transactions noted above involved companies in some form of financial distress (e.g., Chapter 11 bankruptcy proceedings), which can result in a lower valuation due to perceived weakness.

Discounted Cash Flow Analysis

      Benedetto, Gartland performed a discounted cash flow analysis, aggregating the present value of Novel Denim’s projected cash flows over a forecast period, with the present value of the terminal value at the end of such period. These cash flows represent the amount of cash generated and available for principal, interest and dividend payments after providing for the expenditures and capital required by business operations. The financial information provided below, which was utilized in Benedetto, Gartland’s discounted cash flow analysis, is based upon information prepared by Novel Denim’s management during October 2004 and reflects certain supplementary information provided to Benedetto, Gartland in December 2004 and certain adjustments made by Benedetto, Gartland.

	Unaudited Projected
	Financial Information for
	Fiscal Years Ending
	March 31,

	2005	2006	2007

	(Dollars in millions)
Net sales	$45.2	$50.9	$55.0
EBITDA	2.3	3.1	3.0
Less: Depreciation & Amortization	(1.4)	(1.2)	(1.2)

EBIT	0.9	1.9	1.8
Less: Taxes @ 15%	(0.1)	(0.3)	(0.3)

Tax-effected EBIT	0.7	1.6	1.5
Plus: Depreciation	1.4	1.2	1.2
Less: Changes in Working Capital	(3.0)	(0.6)	(1.6)
Less: Capital Expenditures	(1.4)	(1.0)	(1.0)

Free Cash Flow	$(2.2)	$1.2	$0.1

      The forecast period included the third and fourth quarter of Novel Denim’s 2005 fiscal year as well as the two fiscal years ending March 31, 2007. Based on the unaudited projected financial information above and projecting the weighted average cost of capital to Novel Denim at 13% to 16%, Benedetto, Gartland calculated a terminal value of Novel Denim’s business utilizing two methods: (i) exit multiples of 7.0 to 9.0 times EBITDA and (ii) capitalizing fiscal year ending March 31, 2007 free cash flow (excluding changes in working capital) at perpetual growth rates ranging from 4.5% to 6.5%. Based on those assumptions, Benedetto, Gartland estimated indicated share prices of (i) $0.30 to $0.80 utilizing the EBITDA exit multiple to calculate terminal values and (ii) $0.50 to $0.80 utilizing the capitalization of free cash flow (excluding working capital changes) to calculate terminal values.

Book Value

      Benedetto, Gartland also calculated Novel Denim’s pro forma projected book value per share at March 31, 2005 at $1.35 and $1.02 based on certain assumptions provided by management. The information utilized by Benedetto, Gartland to calculate projected pro forma book value per Ordinary Share was prepared by Novel Denim’s management during October 2004 and reflects certain supplementary information provided to Benedetto, Gartland in December 2004. The information gave effect to the liquidation of Novel Denim’s South African assets per management’s two projected scenarios, best and worst case (differentiated primarily by the recovery rates associated with certain working capital items), and includes certain adjustments for the merger contemplated by the Merger Agreement.

Conclusion

      Based on the full range of values calculated in each of the valuation methodologies utilized in preparing its presentation, Benedetto, Gartland determined a range of values that it deemed most relevant for each analysis. In determining the relevant range for each analysis, Benedetto, Gartland considered, among other things, the implied average of the values calculated, the relative differences between the values, and certain issues specific to Novel Denim in the context of each analysis, including, for example, the relative size and profitability of Novel Denim in relation to the comparable companies in the Comparable Companies Analysis.

      The following table summarizes the results of the valuation methodologies Benedetto, Gartland used in preparing its presentation.

	Indicated
	Stock Price

Methodology	Low	High

Comparable Company Analysis	$0.60	$1.10
Comparable Merger Analysis	0.20	0.70
Discounted Cash Flow Analysis — EBITDA Multiple Method	0.30	0.80
Discounted Cash Flow Analysis — Perpetual Growth Method	0.50	0.80
Proforma Projected Book Value at March 31, 2005	1.02	1.35

      The foregoing summary is not a comprehensive description of all analyses and examinations actually conducted by Benedetto, Gartland and selection of any one portion of its presentation, without considering all analyses and factors, would create an incomplete view of Benedetto, Gartland’s presentation to the Special Committee on December 10, 2004. In particular, a valuation is more than a numerical summation of the individual analyses performed and requires professional judgment, based on experience and expertise in considering a wide variety of analyses taken as a whole. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Benedetto, Gartland’s view of the actual value of Novel Denim.

      Benedetto, Gartland is an investment banking firm that, as part of its investment banking business, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, private placements, and for other purposes. Benedetto, Gartland does not perform tax, accounting, appraisal or legal services or render such advice. Pursuant to its engagement letter with Benedetto, Gartland, Novel Denim agreed to pay Benedetto, Gartland a fee for its services, including for rendering its fairness opinion to the Special Committee. Novel Denim has also agreed to indemnify Benedetto, Gartland against specified liabilities, including liabilities under the federal securities laws, related to, and arising out of or in connection with the engagement of Benedetto, Gartland by Novel Denim.

Source of Funds; Financing of the Transaction

      Based on estimates of record ownership of Ordinary Shares, the number of shares outstanding and other information as of December 31, 2004, we estimate that the total funds required to consummate the Transaction will be approximately $4.6 million, of which $3.6 million will be used to pay the consideration to members entitled to receive cash for their shares, none will be used to cash out options, and $1.0 million will be used to pay the costs of the Transaction, as follows:

Legal fees and expenses	$600,000
Accounting and appraisal fees	$50,000
Postage and printing	$75,000
Miscellaneous	$5,000
Special committee fees and expenses:
Legal fees and expenses	$100,000
Financial advisor and fairness opinion fees and expenses	$115,000
Special Committee fees and expenses	$60,000
Exchange agent	$5,000
Board fees and expenses	$10,000
Filing fees	$1,000
Total	$1,021,000

      We intend to fund these costs using available cash and amounts available under various working capital, overdraft and other short-term credit facilities that we maintain. These facilities bear interest at rates based on the respective Mauritius and South African base rates, and the Hong Kong dollar prime lending rates of Hongkong & Shanghai Banking Corporation Limited on other non-U.S. dollar currencies, and ranged from 0.81% to 12.0% in fiscal 2004. The weighted average interest rate for our short-term borrowings at and for the fiscal year ended March 31, 2004 was 3.81% and 3.65%, respectively. Pursuant to the Merger Agreement, Apparel has guaranteed to provide the Company, the surviving company or the exchange agent such funds as may be necessary to pay the cash consideration to be paid to holders of Ordinary Shares. Holdings has agreed to provide Apparel, if necessary, with up to $3,500,000 to meet this obligation.

Conduct of Novel Denim’s Business after the Transaction

      Novel Denim expects to conduct its business and operations after the effective date of the Transaction in substantially the same manner as they are currently being conducted, except as described in this proxy statement with respect to: (1) the expected changes in our credit facility and the related use of funds to finance the Transaction and related costs, (2) Novel Denim’s plans to deregister its Ordinary Shares under the 1934 Act and delist its Ordinary Shares from the NASDAQ SmallCap Market, and (3) Novel Denim’s plans to close and attempt to sell its South African textile operations as contemplated in the prospective financial information provided to the Special Committee. The Transaction is not anticipated to have a material effect upon the conduct of Novel Denim’s business.

      Except as otherwise described in this proxy statement, neither Novel Denim nor its controlling members have any present plans or proposals that relate to, or would result in, an extraordinary corporate transaction following completion of the merger involving the Company’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. It is expected, however, that following the merger, Novel Denim’s management will continuously evaluate and review the Company’s business and operations and may develop new plans and proposals that they consider appropriate to maximize the value of the Company. Novel Denim and its controlling members have expressly reserved the right to make any changes deemed appropriate in light of their evaluation and review or in light of future developments.

THE MERGER AGREEMENT

      On December 13, 2004, the Company entered into the Merger Agreement with NDHA, Apparel and Holdings. The following is a summary of the material terms of the Merger Agreement and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached as Appendix B hereto.

The Merger

      The Merger Agreement provides that, at the effective time of the merger, NDHA will merge with and into the Company. Upon completion of the merger, NDHA will cease to exist and the Company will continue as the surviving company.

Completion of the Merger

      The merger will be completed upon the filing of the Merger Agreement together with articles of merger with the Registrar of Corporate Affairs, in such form as required by and executed in accordance with the relevant provisions of the laws of the British Virgin Islands. The parties have agreed to make such filing as soon as practicable after the satisfaction or due waiver of the Merger Agreement’s closing conditions described below. The parties expect to make such filing shortly after the members approve and adopt the Merger Agreement at the                     , 2005 Special Meeting, assuming that all conditions to the merger have been satisfied or waived.

Amended and Restated Memorandum and Articles of Association and Directors and Officers of the Surviving Company

      At the effective time of the merger:

•	The Company’s Amended and Restated Articles of Association will become the Amended and Restated Articles of Association of the surviving company;

•	The Company’s Amended and Restated Memorandum of Association will become the Amended and Restated Memorandum of Association of the surviving company; and

•	The directors and executive officers of the Company will become the directors and executive officers of the surviving company.

Conversion of Ordinary Shares

      At the effective time of the merger:

•	The Ordinary Shares owned by Apparel and Kee Chung Chao will be converted into the right to receive ordinary shares of the surviving company; and

•	The Ordinary Shares owned by all other members will be converted into the right to receive $1.20 per share in cash, without interest.

Treatment of Outstanding Options

      At the effective time of the merger, each outstanding option to acquire Ordinary Shares would be converted into the right to in cash an amount equal to the product of (a) the number of Ordinary Shares previously subject to such option and (b) the excess, if any, of $1.20 over the exercise price per Ordinary Share previously subject to such option, without interest. As of December 13, 2004, options to purchase 554,160 Ordinary Shares were outstanding, of which approximately 1,000 shares have an exercise price less than or equal to $1.20 per share (none of which are vested as of such date).

Dissenting Shares

      Holders of Ordinary Shares immediately prior to the effective Time shall be entitled to receive payment of the fair value for their shares upon properly dissenting from the merger in accordance with the provisions of section 83 of the IBCA and upon the effective time of the merger, the dissenting member shall cease to have any rights with respect to the surviving company except for the right to receive payment of fair value for his shares and the right to initiate proceedings against the surviving company. See “Dissenters’ Rights; Escheat Laws” beginning on page 48.

Payment of Consideration and Surrender of Shares

      Prior to the effective time of the merger, the Company will enter into an agreement with an exchange agent pursuant to which the exchange agent will receive and disburse the merger consideration. Prior to the effective time of the merger, the Company will deposit with the exchange agent an aggregate amount of cash that is sufficient to enable the exchange agent to make the payments due members.

      As soon as practicable after the effective time of the merger, the exchange agent shall mail to each holder of record of an outstanding certificate or certificates which immediately prior to the effective time represented Ordinary Shares, or of Ordinary Shares represented by book-entry, a letter of transmittal for return to the exchange agent, and instructions for use in effecting the surrender of certificates or, in the case of book-entry shares, the surrender of such Ordinary Shares and receipt of the merger consideration for each of such holder’s Ordinary Shares. The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery to and receipt of such share certificate or certificates by the exchange agent or the proper surrender of such book-entry shares, to the exchange agent, as the case may be.

      In effecting the delivery of the cash consideration in respect of Ordinary Shares represented by certificates and book-entry shares entitled to cash consideration pursuant to the Merger Agreement, upon the surrender of each such share certificate or book-entry share and in consideration for such share certificate or book-entry share, the exchange agent shall pay the holder of such share certificate or book-entry share $1.20 multiplied by the number of such Ordinary Shares. Upon such payment by the exchange agent, such share certificate or book-entry share shall forthwith be cancelled and retired, and shall cease to exist.

      In effecting the conversion of the Ordinary Shares held by Apparel or Kee Chung Chao pursuant to the Merger Agreement, upon surrender of the share certificate or certificates in respect of such Ordinary Shares or, in the case of book-entry shares, the surrender of such Ordinary Shares, the exchange agent shall deliver to such holder, at the Company’s option, a certificate or evidence of shares in book-entry form evidencing that number of ordinary shares in the surviving company which such holder shall receive pursuant to the Merger Agreement. Upon such actions by the exchange agent, each such share certificate or book-entry share so surrendered shall forthwith be cancelled and retired, and shall cease to exist.

      In effecting the delivery of the consideration in respect of outstanding options pursuant to the Merger Agreement, the exchange agent shall pay holders of outstanding options entitled to cash consideration cash in an amount to which such person is entitled pursuant to the Merger Agreement. Upon such payment by the exchange agent, each such outstanding option shall be cancelled and shall cease to exist.

No Further Rights or Transfers

      At and after the effective time of the merger, each holder of record, other than Apparel and Kee Chung Chao, of Ordinary Shares that were issued and outstanding Ordinary Shares immediately prior to the effective time shall cease to have any rights as a member of the Company or the surviving company, except for the right to surrender his or her share certificate or certificates or, in the case of book-entry shares, to surrender such Ordinary Shares, in exchange for the cash consideration provided pursuant to the Merger Agreement and/or to perfect his or her appraisal rights pursuant to section 83 of the IBCA and the Merger Agreement, and no transfer of such Ordinary Shares shall be made on the share register of the surviving company. If, after the effective time, share certificates or book-entry shares formerly representing such Ordinary Shares are surrendered to the surviving company, they shall be cancelled and exchanged for $1.20 per share in cash, without interest.

      At and after the effective time of the merger, Apparel and Kee Chung Chao shall cease to have any rights as members of the Company, except for the right to surrender share certificate or certificates or, in the case of book-entry shares, to surrender such Ordinary Shares in exchange for shares in the surviving company pursuant to the Merger Agreement. If, after the effective time, share certificates or book-entry shares formerly representing Ordinary Shares held by Apparel or Kee Chung Chao are surrendered to the surviving company, they shall be cancelled and exchanged for shares in the surviving company pursuant to the Merger Agreement.

Representations and Warranties

      The Merger Agreement contains certain customary representations and warranties of the parties relating to, among other things, organization, authorization, no material adverse change and capitalization.

Covenants

      The Company agreed that, among other things, it shall conduct the respective operations of itself and its subsidiaries only in, and the Company and its subsidiaries shall not take any action except in, the ordinary and usual course of business and consistent with past practice.

      The parties agreed to use reasonable best efforts to take all actions reasonably necessary to consummate the Transaction.

      The Company and its affiliates agreed to provide customary indemnification to all current and past directors and officers of the Company. Holdings agreed to indemnify the directors and officers of the Company for six years from the effective time of the merger for any tax liabilities arising from the Company for up to

$7,500,000, minus any amounts paid by the surviving company or pursuant to insurance policies. The Company also agreed to provide for two years from the effective time of the merger directors’ and officers’ liability insurance policies containing terms and conditions that are not less favorable than those of the current directors’ and officers’ liability insurance policies (other than coverage amount), requiring aggregate annual premiums not in excess of $150,000 and providing for coverage of $3,500,000 with respect to matters occurring prior to the effective time of the merger provided, however, that in the event of an expiration, termination or cancellation of such policies, the surviving company shall be required to obtain as much coverage as is possible under substantially similar policies for an annual amount in aggregate annual premiums of $150,000. This obligation will be assumed by the successor to the surviving company or Holdings if the surviving company consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any person.

      Affiliates of the Company agreed to guarantee the payment of cash consideration to members.

Conditions to Completing the Merger

      The obligations of both parties to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	The Merger Agreement and the merger shall have been approved and adopted by the requisite vote of the members of the Company required by the Company’s Amended and Restated Articles of Association and the IBCA.

•	The Merger Agreement and the merger shall have been approved and adopted by the requisite vote (which may be effected by written consent in lieu of a meeting) of the sole member of NDHA required by NDHA’s Articles of Association and the IBCA.

•	There shall not be outstanding any order, statute, rule, regulation, executive order, stay, decree, judgment, or injunction which shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which restrains or prohibits the consummation of the merger.

      The obligations of NDHA to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	The Company shall have performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by it at or prior to the effective time of the merger.

•	The representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case when made and at and as of the effective time of the merger.

      The obligations of the Company to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	NDHA shall have performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by it at or prior to the effective time of the merger.

•	The representations and warranties of NDHA contained in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case when made and at and as of the effective time of the merger.

Termination

      The Merger Agreement may be terminated and the merger contemplated thereby may be abandoned at any time prior to the effective time of the merger, whether before or after approval of the merger by the members of the Company and NDHA by mutual consent of the Boards of Directors of NDHA and the Company or either NDHA or the Company if:

•	if the effective time of the merger shall not have occurred by May 31, 2005; or

•	if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement which order is not subject to appeal.

Guarantee

      Subject to the satisfaction or waiver of the conditions to the Merger, Apparel fully and unconditionally agreed to provide the Company such funds as may be necessary to pay the cash consideration to be paid to the holders of Ordinary Shares (other than Apparel and Kee Chung Chao). In connection with this guarantee, Holdings agreed to provide Apparel, its direct subsidiary, with up to U.S.$3,500,000 as needed by Apparel to meet its obligations under the Merger Agreement.

Amendment

      Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of NDHA and the Company at any time prior to the effective time of the merger with respect to any of the terms contained herein. Notwithstanding the foregoing, any amendment or modification of, or supplement to, the Merger Agreement that is adverse to the holders of the Ordinary Shares shall require the consent of the Special Committee.

Waiver

      Any failure of NDHA, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived in writing by the Company or NDHA, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure; provided, however, that the waiver of any obligation, covenant, agreement or condition herein, or the giving of any consent or the exercise of any material right hereunder, by the Company, NDHA or their respective Boards of Directors (other than in connection with any condition to the obligations of NDHA set forth in Sections 5.1(c) or 5.2) shall require the consent of the Special Committee.

VOTING AGREEMENT

      On December 13, 2004, concurrently and in connection with the Merger Agreement, the Company entered into the Voting Agreement with NDHA, Apparel and Kee Chung Chao. The following is a summary of the material terms of the Voting Agreement and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is attached as Appendix B hereto. Pursuant to the Voting Agreement and subject to certain conditions specified therein, Apparel and Kee Chung Chao, who collectively own approximately 63% of the outstanding Ordinary Shares, agreed to vote their Ordinary Shares of the Company (i) in favor of the approval and adoption of the Merger Agreement and the merger, and (ii) against any other action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or NDHA under the Merger Agreement or which would result in any of the conditions to the Company’s or NDHA’s obligations under the Merger Agreement not being fulfilled.

The Voting Agreement terminates upon termination of the Merger Agreement. By virtue of this Voting Agreement, approval of the transaction by the members is assured.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following discussion sets forth certain United States federal income tax consequences of the merger to U.S. holders (as defined below) of Ordinary Shares. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

      For purposes of this discussion, we use the term “U.S. holder” to mean:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

      If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Ordinary Shares, you should consult your tax advisors.

      This discussion assumes that you hold your Ordinary Shares as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a stockholder subject to the alternative minimum tax provisions of the Code;

•	a stockholder who received your Ordinary Shares through the exercise of employee stock options or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a person who is, for United States federal income tax purposes, considered to, either constructively or through attribution, own Ordinary Shares beneficially owned by Kee Chung Chao or Apparel;

•	a holder of options granted under any Novel Denim benefit plan; or

•	a Novel Denim stockholder who holds Ordinary Shares as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction.

Taxation of Capital Gains

      For United States federal income tax purposes, a U.S. holder will recognize taxable gain or loss on cash received in exchange for an Ordinary Share in an amount equal to the difference between the cash received for the Ordinary Share and the U.S. holder’s basis in the Ordinary Share. Subject to the discussion under “Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules” beginning on page 47, such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be treated as United States source gain or loss.

Passive Foreign Investment Company Rules

      We do not believe that we will be in the current taxable year, or have been in 1998 or any subsequent taxable year, a passive foreign investment company (“PFIC”), although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may have been a PFIC in prior taxable years or may become a PFIC in the current taxable year due to changes in valuation or composition of our income or assets. If Novel Denim is or was a PFIC for any taxable year during which a U.S. holder holds Ordinary Shares, such U.S. holder will generally be subject to special tax rules with respect to any gain realized from the merger. Under these special tax rules (i) the gain will be allocated ratably over the U.S. holder’s holding period for Ordinary Shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which Novel Denim was a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

      U.S. holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding Ordinary Shares if Novel Denim is or has been considered a PFIC in any taxable year.

Backup Withholding

      If you are a non-corporate holder of Ordinary Shares you may be subject to information reporting and backup withholding on any cash payments you receive. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form; or

•	are otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

      THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE AND EACH MEMBER MAY WISH TO CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO IT AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

MATERIAL BRITISH VIRGIN ISLANDS’ INCOME TAX CONSEQUENCES

      There will be no British Virgin Islands income tax consequences unless a holder of shares is a “person resident in the British Virgin Islands.” It should be noted that a person would not be a resident in the British Virgin Islands for tax purposes merely by holding shares in a British Virgin Islands registered company.

ANTICIPATED ACCOUNTING TREATMENT OF MERGER

      The merger will be accounted for under the purchase method of accounting, under which the total consideration paid in the merger will be allocated among the Company’s consolidated assets and liabilities based on the fair values of the assets acquired and liabilities assumed.

DISSENTERS’ RIGHTS; ESCHEAT LAWS

      Under the IBCA and Novel Denim’s Amended and Restated Memorandum and Articles of Association, members have the right to dissent with respect to the Merger Agreement and to receive the fair value of their Ordinary Shares, unless after the merger such members will continue to hold the same or similar shares in the surviving company.

      The dissenting member must however comply with the procedure set out in the IBCA in order to receive his entitlement. The procedure is as follows:

•	Objection to the merger (the “Objection”) must be in writing and must be submitted by a member to the Company before the Special Meeting, or at the Special Meeting but prior to the taking of the vote with respect to the merger. The Objection must include a statement that the member proposes to demand payment for his shares if the action to merge the Company is taken.

•	No Objection is required however where the dissenting member did not receive proper notice of the meeting.

•	The Company must within 20 days after the date on which the resolution approving the merger is passed, give written notice (the “Resolution Notice”) that the resolution has been successful passed to all members who had submitted an Objection and to all dissenting members who were not required to submit an Objection.

•	Within 20 days after having received the Resolution Notice, the dissenting member must give the Company notice of his election to dissent (the “Dissenter’s Notice”), such notice must contain the name and address of the dissenting member, the number and classes and series of shares in respect of which he dissents (a member must dissent with respect to all shares held by him) and a demand for payment of the fair value of his shares.

•	Within 7 days immediately after the period in which a member may submit a Dissenter’s Notice or within 7 days after the effective date of the merger, whichever is later, the Company must make a written offer to each dissenting member to purchase the shares of the dissenting member at a specified price that the Company determines to be the fair value of the shares.

•	If within 30 days of the making of the offer the Company and the dissenting member agree upon the fair value for the shares, the Company shall pay the fair value to the dissenting member upon the surrender of the share certificate(s) held by the dissenting member.

•	If the Company and the dissenting member are unable to agree upon the fair value of the shares, during the 30 day period referred to in the paragraph above, each of the Company and the dissenting member shall within 20 days immediately following the date on which the period of 30 days expires appoint an appraiser. Further, each appraiser shall appoint a third appraiser within such 20 day period and the three appraisers together will determine the fair value payable for the shares held by the dissenting member. The value as determined by the three appraisers will be binding on the Company and the dissenting member for all purposes.

•	Once the fair value is arrived at, the Company shall pay to the dissenting member the fair value of his shares, as determined by the appraisers upon receipt of the share certificate(s) held by the dissenting member.

•	It should be noted that after giving the Objection the dissenting member ceases to have any rights as a member except the right to be paid fair value for his shares or to bring a legal action against the Company on the ground that the merger is illegal.

      The unclaimed property and escheat laws of each state of residence of members provide that under circumstances defined in that state’s statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to Novel Denim, or who do not surrender their Ordinary Share certificate(s) or book-entry shares and request payment therefor, generally will have a period of years (depending on applicable state law) from the effective date of the Transaction in which to claim the cash payment payable to them. Following the expiration of that period, the escheat laws of states of residence of members, as shown by the records of Novel Denim, generally provide for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it or (ii) escheat of such property to the state. If Novel Denim does not have an address for the holder of record of the shares, then unclaimed cash-out payments, without interest, would be turned over to Novel Denim’s place of incorporation, the British Virgin Islands, in accordance with its escheat laws.

RECOMMENDATION OF THE BOARD

      The Board unanimously recommends that the members vote “FOR” the approval of the Merger Agreement. Unless a contrary choice is specified, proxies solicited by the Board will be voted “FOR” approval of the proposal. See “Special Factors — Recommendation of the Board; Fairness of the Transaction” beginning on page 30.

FINANCIAL INFORMATION

Selected Historical Financial Information

      The following summary of historical consolidated financial data was derived from Novel Denim’s audited consolidated financial statements as of and for each of the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000, and from Novel Denim’s unaudited interim consolidated financial statements as of and for the six months ended September 30, 2004 and 2003. The statement of operations data for the six months ended September 30, 2004, are not necessarily indicative of results to be expected for the full fiscal year. This financial information is only a summary and should be read in conjunction with, for each of the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000, the consolidated financial statements of Novel Denim and other financial information, including the notes thereto, contained in Novel Denim’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004, which information is incorporated by reference in this proxy statement and, for the six months ended September 30, 2004 and 2003, Novel Denim’s unaudited interim consolidated financial statements as of and for the six months ended September 30, 2004 and 2003 attached as Appendix D hereto. See “Other Information — Incorporation by Reference” and “— Where You Can Find More Information”, both on page 59.

	As of and for the Six
	Months Ended		As of and for the Fiscal Year Ended
	September 30,		March 31,

	2004(2)(3)	2003(2)(3)	2004(1)(3)	2003(1)(3)	2002(1)(3)	2001(1)(3)	2000(1)(3)

	(Unaudited) (In thousands, except per share data)
Balance Sheet Data:
Current assets	$49,678	$133,267	$68,945	$77,483	$99,482	$73,888	$55,716
Non-current assets	21,261	36,879	50,667	84,141	89,898	75,232	68,994
Current liabilities	41,055	95,654	85,400	79,307	73,330	49,845	33,225
Non-current liabilities	8,429	8,481	10,592	14,995	18,841	4,395	5,735
Members’ equity	21,455	66,011	23,620	67,322	97,209	94,880	85,750
Book value per Ordinary Share	$2.67	$8.22	$2.94	$7.64	$10.50	$10.18	$9.08
Income Statement Data:
Net sales	$35,463	$22,612	$150,703	$144,794	$158,585	$138,046	$105,101
Gross profit	2,442	3,769	14,165	13,834	26,384	30,581	20,645
Income from operations	(2,764)	(641)	(32,153)	(18,060)	6,106	15,245	9,035
Income (loss) from continuing operations	(3,389)	(1,145)	(36,401)	(22,974)	2,079	12,028	6,364
Income (loss) from discontinued operations	1,243	(82)	(7,312)	(3,205)	(1)	—	—
Net income (loss)	$(2,146)	$(1,227)	$(43,713)	$(26,179)	$2,078	$12,028	$6,364
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(0.43)	$(0.14)	$(4.54)	$(2.61)	$0.23	$1.30	$0.67
Income (loss) from discontinued operations	0.16	(0.01)	(0.91)	(0.36)	—	—	—
Net income (loss) per share	$(0.27)	$(0.15)	$(5.45)	$(2.97)	$0.23	$1.30	$0.67
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(0.43)	$(0.14)	$(4.54)	$(2.61)	$0.22	$1.29	$0.67
Income (loss) from discontinued operations	0.16	(0.01)	(0.91)	(0.36)	—	—	—
Net income (loss) per share	$(0.27)	$(0.15)	$(5.45)	$(2.97)	$0.22	$1.29	$0.67
Weighted average Ordinary share outstanding — basic:	8,028	8,028	8,028	8,808	9,110	9,221	9,438
Weighted average Ordinary share outstanding — diluted:	8,028	8,028	8,028	8,808	9,256	9,316	9,439

(1)	Fiscal year end numbers were taken from Novel Denim’s Annual Report on Form 20-F for the year ended March 31, 2004, filed on September 30, 2004, in which Novel Garments (SA) Ltd was treated as a discontinued operation.

(2)	Six-Month numbers were taken from Novel Denim’s Current Report on Form 6-K, filed on November 17, 2004, in which Novel Garments (SA) Ltd and the Mauritius operations, including Novel Textiles Limited and Novel Garments Limited, were treated as discontinued operations.

(3)	In order to present the summary for equal term comparison, historical consolidated financial data was derived from Novel Denim’s audited consolidated financial statements as of and for each of the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000, and restated to conform to the presentation as of September 30, 2004, in which Novel Garments (SA) Ltd and the Mauritius operations, including Novel Textiles Limited and Novel Garments Limited, were treated as discontinued operations. Such restatement resulted in the following unaudited numbers: (i) Net sales for the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000 were $52,483, $35,676, $17,651, $5,896 and $9,111, respectively; (ii) Net Income (loss) for the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000 were $(43,713), $(26,179), $2,078, $12,028 and $6,364, respectively; (iii) Diluted earnings (loss) per share from continuing operations for the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000 were $(1.97), $(0.99), $(0.24), $(0.51) and $(0.54), respectively; and (iv) Diluted earnings (loss) per share from discontinued operations for the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000 were $(3.48), $(1.98), $0.46, $1.80 and $1.21, respectively.

Certain Prospective Financial Information

      Novel Denim does not as a matter of course publicly disclose forecasts or internal prospective financial information as to future revenues, earnings or financial condition. However, in the course of its discussions with the Special Committee, as discussed under “Special Factors — Background of the Transaction” beginning on page 17, the Board of Directors of the Company provided the Special Committee with certain business and financial information which the Board of Directors of the Company believes was not publicly available. Such information included prospective financial information prepared by the Company for the fiscal years ended March 31, 2005, 2006 and 2007 which assumed two different scenarios: (i) the Company continues to operate its South African textile operations and (ii) the Company discontinues its South African textile operations through a winding-down of the facility, the sale of the Company’s assets in South Africa and the repayment of all liabilities related to such operations. The Company plans to wind down or attempt to sell its South African textile operations after the consummation of the transaction. With respect to the winding-down and closure of the Company’s South African textile operations, management presented two potential results: (i) a best case scenario in which the Company incurs an impairment charge of $5.3 million relating to the write-down of current assets, redundancy costs and other related costs and expenses and (ii) a worst case scenario in which the Company incurs an impairment charge of $7.9 million due to additional losses on the realization of current assets as well as additional redundancy costs.

      The information provided to the Special Committee included the following information:

	Fiscal Year Ending			Fiscal Year Ending			Fiscal Year Ending
	March 31, 2005(1,2,3,4)			March 31, 2006(3,5)			March 31, 2007(3,5)

		South African Textiles			South African Textiles			South African Textiles
	South	Discontinued		South	Discontinued		South	Discontinued
	Africa			Africa			Africa
	Continued	Best Case	Worst Case	Continued	Best Case	Worst Case	Continued	Best Case	Worst Case

	($ in millions)
Net Sales	$97.2	$97.2	$97.2	$72.2	$50.9	$50.9	$76.3	$55.0	$55.0
Gross profit	6.8	6.8	6.8	8.6	7.5	7.5	8.8	7.7	7.7
Other revenues	5.0	5.0	5.0	0.9	0.2	0.2	0.9	0.2	0.2
SG&A	(13.6)	(13.6)	(13.6)	(11.4)	(7.3)	(7.3)	(11.8)	(7.7)	(7.7)
Impairment charge	—	(5.3)	(7.9)	—	—	—	—	—	—
Operating Income	(1.8)	(7.1)	(9.7)	(2.0)	0.3	0.3	(2.1)	0.2	0.2
Interest expense	(1.5)	(1.5)	(1.5)	(1.2)	(0.6)	(0.6)	(1.2)	(0.6)	(0.6)
Provision for tax	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Net income	$(3.6)	$(8.8)	$(11.4)	$(3.4)	$(0.5)	$(0.5)	$(3.5)	$(0.6)	$(0.6)
Other Key Data
Depreciation	4.3	4.3	4.3	2.5	1.2	1.2	2.5	1.2	1.2
Capital Expenditures	0.7	0.7	0.7	1.0	1.0	1.0	1.0	1.0	1.0

(1)	The prospective financial information for fiscal 2005 include the Company’s operations based in China, South Africa and Mauritius. The Company’s Mauritius operations were discontinued at the beginning of the second quarter of fiscal 2005.

(2)	Assumes that the Company’s South African textile operations are discontinued at the end of fiscal 2005 for a net cost of $5.3 million (Best Case) or $7.9 million (Worst Case), respectively. The net costs are calculated to write down inventory and receivables to their estimated recoverable amounts and to provide for other costs associated with the winding down. The amounts reflect the Company’s experience during the wind down of the Company’s Mauritius operations.

(3)	The prospective financial information assumes constant U.S. dollar and South African rand exchange rates of 6.05 rand to the U.S. dollar.

(4)	The prospective financial information excludes the exchange gains or losses on the repayment of South African rand denominated borrowings currently recorded on the Company’s balance sheet based at the exchange rate of 6.42 South African rand to the U.S. dollar.

(5)	Assuming the Company discontinues its South African operations, the prospective financial information for fiscal years 2006 and 2007 for the China operations (which would be the Company’s only manufacturing operations) is based on the following key management assumptions: (i) net sales growth of approximately 9.8% in fiscal 2006 and 8.5% in fiscal 2007 due to an increase in the proportion of direct sales to customers compared with commission sales (growth has been higher as the Company significantly increased its direct sales and reduced commission sales between fiscal 2002 and 2004) and an increase of approximately 3.5% in the average direct sales price in fiscal 2006 (no increase in sale price is assumed for fiscal 2007); (ii) reduction in gross margin of approximately 1.0% in each of fiscal 2006 and 2007 due to lowering the proportion of commission sales in such years; and (iii) notwithstanding the increase in direct sales, SG&A expenses for fiscal 2006 will be maintained at the same level as in fiscal 2005, with an increase of 7.0% expected for fiscal 2007 as compared to fiscal 2006, due to an increase in selling expenses and staff expenses. Assuming the Company continues its South African operations, the prospective financial information for fiscal years 2006 and 2007 are based on the following key management assumptions (in addition to the above mentioned assumptions relating to the Company’s existing China operations): (i) net sales decrease in South Africa of 15.0% in fiscal 2006 primarily due to a 20.0% reduction in sales quantity, partially offset by an increase of approximately 3.0% in the average sale price (sales quantity and average sale price are assumed to be unchanged in fiscal 2007); (ii) gross margin is expected to be approximately 5.0% for fiscal 2006 and 2007 compared to a gross loss of 2.3% for fiscal 2005, principally due to lower cotton cost for such years (cotton cost for fiscal 2006 and 2007 will be approximately $0.55 per pound compared to an average cost of $0.65 per pound for fiscal 2005, representing a savings of approximately 15%); and (iii) SG&A expenses for fiscal 2006 and 2007 will be maintained at the same level as in fiscal 2005 before giving effect to a realized hedging exchange gain during the second quarter of fiscal 2005 in South Africa and certain corporate allocations.

      See cautionary statement regarding forward looking information under “Forward-Looking Statements” beginning on page 1.

      While such prospective financial information has been prepared in good faith by Novel Denim’s management, no assurance can be made regarding future events. Therefore, such prospective financial information cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such. The prospective financial information in this section was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission regarding forward looking statements, the guidelines established by the American Institute of Certified Public Accountants, or AICPA, for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles. Accordingly, this information does not include disclosure of all information required by the AICPA guidelines on prospective financial information. In the view of Novel Denim’s management, the information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Novel Denim. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on this information.

      Such information is the responsibility of Company’s management. PricewaterhouseCoopers has neither examined nor compiled the accompanying prospective financial information for the purpose of its inclusion herein, and accordingly, PricewaterhouseCoopers does not provide any form of assurance with respect thereto for the purpose of this offering document. The PricewaterhouseCoopers report included in the Form 20-F for the fiscal year ended March 31, 2004, which information is incorporated by reference in this proxy statement, relates to the Company’s historical financial statements. It does not extend to the prospective financial information and should not be read to do so.

      The prospective financial information in this section is necessarily based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and upon assumptions with respect to future business decisions that are subject to change. This prospective financial information also assumes the success of our business strategy. The success of this strategy is subject to uncertainties and contingencies beyond our control, and no assurance can be given that the strategy will be effective or that the anticipated benefits from the strategy will be realized in the periods for which forecasts have been prepared, or at all. Accordingly, there can be no assurance that the prospective results would be realized or that actual results would not differ materially from those presented in the prospective financial information. This prospective financial information is not included in this proxy statement in order to induce any member to vote in favor of adoption of the Merger Agreement or to elect not to seek appraisal for his or her Ordinary Shares.

      Novel Denim does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Novel Denim does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

Market Prices of the Ordinary Shares

      The Ordinary Shares are listed on the NASDAQ SmallCap Market under the symbol “NVLD.” The following table sets forth the range of high and low closing prices as reported on the NASDAQ SmallCap Market for the calendar periods set forth below. On November 24, 2004, the day Novel Denim announced its consideration of a going private transaction proposal with respect to all of the Ordinary Shares not held by Apparel or Kee Chung Chao, the last reported closing price of the Ordinary Shares on the NASDAQ SmallCap Market was $0.70 per share. On December 10, 2004, the business day before Novel Denim’s announcement that the Transaction had been approved, the closing price of the Ordinary Shares on the NASDAQ SmallCap Market was $0.96 per share. On January      , 2005 (the most recent practicable date prior to the printing of this proxy statement), the closing price of the Ordinary Shares was $[          ] per share.

	High	Low

Calendar 2004
First quarter	$2.650	$1.580
Second quarter	$2.650	$1.310
Third quarter	$1.340	$1.030
Fourth quarter (through December 20, 2004)	$1.070	$0.490
Calendar 2003
First quarter	$3.300	$2.300
Second quarter	$3.750	$2.200
Third quarter	$2.600	$1.650
Fourth quarter	$2.490	$1.540
Calendar 2002
First quarter	$12.000	$9.250
Second quarter	$10.000	$7.150
Third quarter	$7.390	$4.650
Fourth quarter	$4.600	$2.050

      There were approximately 28 members of record as of December 31, 2004.

Dividends

      Novel Denim has not declared any dividends on the Ordinary Shares since the Company’s initial public offering in 1997, and the Board of Directors does not currently intend to pay any cash dividends on the Ordinary Shares in the foreseeable future. Payment of cash dividends by Novel Denim is at the discretion of its Board of Directors and is dependent on its earnings, financial condition, capital requirements and other relevant factors.

MANAGEMENT OF NOVEL DENIM

      Set forth below is information about the directors and executive officers of Novel Denim

Directors and Senior Management

			Year in Which
			Current Director
Name	Age	Positions	Term Expires

Silas K.F. Chou	58	Director, Chairman of the Board	2004
K.C. Chao	55	Director, Chief Executive Officer and President	2005
Alain Rey	44	Director, Chief Financial Officer and Senior Vice President — Finance	2004
Lester M.Y. Ma	57	Director and Treasurer	2006
Mei-Ling Liu	57	Senior Vice President — Operations	N/A
Ronald K.Y. Chao	65	Director	2006
Susana Chou	62	Director	2005
Noel Jervis	59	Director	2004
Leavitt B. Ahrens, Jr.	60	Director	2006
Lawrence T.S. Lok	47	Secretary	N/A

      Silas K.F. Chou — Mr. Chou is a founder of the Company and has been the Company’s Chairman of the Board since 1996 and a Director since 1990. Since 2004, Mr. Chou has served as Managing Director of NEL, a position he also held from 1996 to 2002, and also currently serves as a Director. For more information regarding NEL, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. In addition, from 1992 until October 2002, Mr. Chou was Chairman of the Board of Directors of Tommy Hilfiger Corporation (“Tommy Hilfiger”), an apparel company listed on the New York Stock Exchange. Tommy Hilfiger has an address of 9/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong and a business telephone number of (852) 2216-0668. Mr. Chou is a Co-Chairman and director of A&G Group Limited (“A&G Group”), a luxury retail group with an address of 12/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong and a business telephone number of (852) 2371-8888 and Co-Chairman and a director of Michael Kors Corporation (“Michael Kors”), a branded apparel company with an address of 12/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong and a business telephone number of (852) 2371-8888. Mr. Chou is also a director of Apparel, Holdings and Westleigh. He is a national of Portugal.

      K.C. Chao — Mr. Chao is a founder of the Company and has been the Chief Executive Officer and President of Novel Denim since February 1996. Mr. Chao is responsible for the overall activities of the Company. He also has been a Director of the Company since 1990. Mr. Chao has also been a Director of NEL since 1996. For more information regarding NEL, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. He is a national of the Republic of Mauritius.

      Alain Rey — Mr. Rey has been the Chief Financial Officer since 1996 and was promoted to Senior Vice President — Finance in September 1998. He also has been a Director of the Company since 1997. Mr. Rey is an associate member of the Institute of Chartered Accountants in England and Wales. For more than five years prior to joining the Company in 1996, Mr. Rey held various senior managerial positions with textile companies in Mauritius. From 1986 to 1988, Mr. Rey was the head of the audit division for France and Monaco in the consumer services department of Citibank and prior to that performed audit, tax and consulting services for Coopers & Lybrand in London. He is a national of the Republic of Mauritius.

      Lester M.Y. Ma — Mr. Ma has been a Director of the Company since 1992 and the Treasurer of the Company since 1997. From 1992 to 2003 he served as a director of Tommy Hilfiger. For more information regarding Tommy Hilfiger, see “Management of Novel Denim — Directors and Senior Management — Silas

K.F. Chou” beginning on page 55. Mr. Ma has served as an Executive Director and Group Chief Accountant of NEL for more than five years. For more information regarding NEL, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. Mr. Ma is a director of Michael Kors. For more information regarding Michael Kors, see “Management of Novel Denim — Directors and Senior Management — Silas K.F. Chou” beginning on page 55. Mr. Ma is also a director of Apparel and Holdings. Mr. Ma is a British National (Overseas).

      Mei-Ling Liu — Ms. Liu was promoted to Senior Vice President — Operations of the Company in September 1998, having served as Vice President — Operations since 1993, prior to which she was the Production Manager at one of the Company’s subsidiaries. Prior to joining Novel Denim, Ms. Liu was first a technical manager and later general manager for ten years at a cotton mill in Shanghai where her responsibilities included product design. She is a national of the Republic of Mauritius.

      Ronald K.Y. Chao — Mr. Chao was a Director of the Company from 1989 to 1990 and from 1997 to present. From 1992 to 2003, he served as a director of Tommy Hilfiger. For more information regarding Tommy Hilfiger, see “Management of Novel Denim — Directors and Senior Management — Silas K.F. Chou” beginning on page 55. In 1996, Mr. Chao resigned as Managing Director of NEL, a position he held for more than five years prior thereto, and was appointed as Vice Chairman of NEL. For more information regarding NEL, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. Mr. Chao is a director of A&G Group and Michael Kors. For more information regarding A&G Group and Michael Kors, see “Management of Novel Denim — Directors and Senior Management — Silas K.F. Chou” beginning on page 55. Mr. Chao is also a director of Apparel, Holdings and Westleigh. Mr. Chao is a British National.

      Susana Chou — Ms. Chou has been a Director of the Company since 1997. In 1996 she was appointed as Vice Chairman of NEL and for more than five years prior thereto she was an Executive Director of NEL. For more information regarding NEL, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. Ms. Chou is a director of Michael Kors. For more information regarding Michael Kors, see “Management of Novel Denim — Directors and Senior Management — Silas K.F. Chou” beginning on page 55. Ms. Chou also serves as the President of H. Nolasco and Company Limited, a diversified trading company based in Macau, which has an address of Rua dos Pescadores, No. 294, Edificio Industrial Novel, 9 andar, Macau and which has a business telephone number of 853-511888. In addition to her business activities, Ms. Chou is President of the Legislative Assembly of Macau, which has an address of Edificio da Assembleia Legislativa, Praca da Assembleia Legislativa, Aterros da Baia da Praia Grande, Macau and which has a business telephone number of 853-7967802 and a member of China’s National Committee of the Chinese People’s Political Consultative Conference. She is a national of the People’s Republic of China.

      Noel Jervis — Mr. Jervis has been a Director of the Company since 1997. From 1993 to 1996, he served as the Chief Executive Officer of Courtaulds Textiles plc (“Courtaulds”), Europe’s second largest textile manufacturer. For more than 25 years prior thereto, Mr. Jervis held various senior finance positions at Courtaulds, followed by an appointment as Chairman of its International Fabrics Group from 1988 to 1993. From April 2003 through July 2004, Mr. Jervis served as Chairman of the Music Group Ltd., a manufacturer and distributor of internationally renowned branded musical instruments, which has an address of Rutland House, Rutland Gardens, London, UK and a business telephone number of (44) 207 225 3391. Currently, Mr. Jervis serves as Chairman of Interfloor Group Ltd, Europe’s largest manufacturer of carpet underlays, specialist rubber flooring and carpet fitting accessories, which has an address of Broadway, Haslingden, Rossendale, Lancashire, UK BB4 4LS and a business telephone number of (44) 170 621 3131, and Chairman of Sherwood Group plc, a U.K. based and quoted textiles and clothing company, with an address of Fields Farm Road, Long Eaton, Nottingham, UK NG10 1Gt and a business telephone number of (44) 115 946 1070. He is a British national.

      Leavitt B. Ahrens, Jr. — Mr. Ahrens has been a Director of the Company since 1997. Mr. Ahrens served as Senior Vice President, International at Rubbermaid Incorporated, a leading brand manufacturer and marketer of consumer and commercial products, which has an address of 1147 Akron Road, Wooster, OH 44691 and a business telephone number of 330-264-6464. Mr. Ahrens was responsible for Rubbermaid Incorporated’s global growth strategy from April 1996 to April 1999. Prior to joining Rubbermaid, Mr. Ahrens was with VF Corporation for over 10 years, where he most recently served as President-VF Asia-Pacific after serving as President-VF Europe: Jeanswear, where he managed the Lee®, Wrangler® and Maverick® brands. He is a national of the United States of America.

      Lawrence T.S. Lok — Mr. Lok has been the Secretary of Novel Denim since 1997. From 1994 until 2004, Mr. Lok was the Secretary of Tommy Hilfiger. For more information regarding Tommy Hilfiger, see “Management of Novel Denim — Directors and Senior Management — Silas K.F. Chou” beginning on page 55. Mr. Lok has also been the Secretary if NEL since 1994. For more information regarding NEL, see “The Participants — Novel Apparel (BVI) Limited” beginning on page 13. In addition, Mr. Lok also has been Deputy Financial Controller of NEL since 1998 and for more than five years prior thereto was Deputy Group Chief Accountant of NEL. He is a fellow of the Chartered Association of Certified Accountants. He is a national of the People’s Republic of China.

      Messrs. Silas K.F. Chou, K.C. Chao, Ronald K.Y. Chao and Ms. Susana Chou are siblings.

      Except as set forth above, there are no family relationships among any of the directors or principal officers. The business address and telephone number of each director and executive officer is c/o Novel Denim Holdings Limited, 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong, tel: 852-2785-5988.

Transactions with Affiliates

Sales Agencies

      In the Netherlands and France, Novel Denim employs the marketing and sales services of two agencies which are affiliates of the Chao family. The sales agencies receive a commission based on sales of Novel Denim products. The Company incurred $603,947 of sales commissions under these agreements during fiscal 2004. The agencies do not market any other denim manufacturer’s products.

Sales of Products and Services

      Novel Denim’s customers include Tommy Hilfiger, Pepe Jeans Europe B.V. (“Pepe Europe”) and certain other affiliates of NEL. The Chao family has an approximately 11% indirect ownership interest in Pepe Europe and until June 2003, a small indirect ownership interest in Tommy Hilfiger. In addition, Mr. Silas K.F. Chou, the Company’s Chairman of the Board, was also Co-Chairman of the Board of Tommy Hilfiger until October 2002. Messrs. Ronald Chao, Lester Ma and Lawrence Lok, directors and/or officers of the Company, were also directors and/or officers of Tommy Hilfiger until February 2003, Pepe Europe and/or NEL and its affiliates. See “Management of Novel Denim — Directors and Senior Management” beginning on page 55. Tommy Hilfiger and Pepe Europe purchased $13.0 million and less than $50,000, respectively, of products from the Company during fiscal 2004. Novel Denim intends to continue to sell products to Tommy Hilfiger and Pepe Europe. See “Special Factors — Interests of Novel Denim’s Directors and Executive Officers in the Transaction” beginning on page 33.

Services

      The Company receives certain services from NEL and its affiliates, including information systems, staff resources, office space and related overhead. The Company paid $150,777 in fiscal 2004 for such services. The cost of such services is apportioned based on usage.

Leases of Office Space and Land

      Novel Denim leases office space from an affiliate of NEL. The Company paid rent of $149,358 in fiscal 2004, under leases covering approximately 14,500 square feet. In addition, the Company leased 422,830 square feet of land, which includes a 380,000 square foot factory and laundry facility, in Mauritius from an NEL affiliate under a 50-year arrangement which began in 1989. Annual rental payments under this lease arrangement were not material and the lease was terminated in July 2004.

      Each of the transactions undertaken with related parties has been negotiated on an arms-length basis and the Company believes that the terms of such transactions are no less favorable to the Company than could be obtained from unaffiliated parties. The Audit Committee of the Board of Directors, which is comprised of two independent directors, reviews transactions between the Company and its affiliates to provide that such transactions are on terms which are no less favorable as a whole to the Company than could be obtained from unaffiliated parties and that such transactions are properly reported. See “Management of Novel Denim — Directors and Senior Management” beginning on page 55.

      See also “Special Factors — Interests of Novel Denim’s Directors and Executive Officers in the Transaction” beginning on page 33.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The table below sets forth the beneficial ownership of the Ordinary Shares as of January 6, 2005, by (i) each person known by Novel Denim to own beneficially more than five percent of the outstanding Ordinary Shares, (ii) each director, (iii) each of the executive officers of Novel Denim, and (iv) all directors and executive officers of Novel Denim as a group.

		Amount and Nature
		of Beneficial	Percent of
Name	Position	Ownership	Class(1)

Novel Apparel (BVI) Limited(2)	Institutional Investor	4,550,000	56.7%
FMR Corporation	Institutional Investor	943,800	11.8%
K.C. Chao(3)	Director, Chief Executive Officer and President	505,000	6.3%
K.P. Chao	Individual Investor	55,000	*
Noel Jervis(4)	Director	15,000	*
Leavitt B. Ahrens Jr.(4)	Director	12,500	*
Alain Rey(5)	Chief Financial Officer, Senior Vice President — Finance	70,000	*
Mei-Ling Lui(5)	Senior Vice President — Operations	150,000	1.9%
Lester Ma(5)(6)	Director and Treasurer	60,000	*
All directors and officers as a group (other than as set forth in relation to Apparel and K.C. Chao) (11 persons)(7)		409,300	5.1%

*	Less than 1%.

(1)	Based upon 8,027,809 Ordinary Shares, net of treasury shares. Does not reflect the dilution arising from the exercise of share options.

(2)	Holdings owns 80% of the Ordinary Shares of Apparel with K.C. Chao, the Company’s Chief Executive Officer and President, owning the remaining 20%. Holdings is wholly-owned by Westleigh Limited, which is indirectly wholly-owned by members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou).

(3)	Not including Ordinary Shares held by Apparel.

(4)	Includes options to purchase Ordinary Shares that are exercisable within 60 days of December 31, 2004. None of the options have a strike price at or below $1.20.

(5)	Only includes options to purchase Ordinary Shares that are exercisable within 60 days of December 31, 2004. None of the options have a strike price at or below $1.20.

(6)	Does not include 30,100 Ordinary Shares held by his spouse.

(7)	Includes options to purchase Ordinary Shares held by certain officers and directors, exercisable within 60 days of December 31, 2004, and does not include Ordinary Shares held by Apparel which may be deemed beneficially owned by certain officers and directors as described in note 2 above.

OTHER INFORMATION

Incorporation by Reference

      Novel Denim’s Annual Report on Form 20-F for the year ended March 31, 2004, filed September 30, 2004 and Novel Denim’s Current Reports on Form 6-K for the periods ended June 30, 2004 and September 30, 2004 filed on August 12, 2004 and November 17, 2004, respectively, all filed with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, are hereby incorporated by reference.

      The financial statements and accompanying footnotes contained in such documents are incorporated by reference in this proxy statement. The information incorporated by reference should be considered part of this proxy statement, except for any information superseded by information contained directly in this proxy statement.

Where You Can Find More Information

      The Transaction will result in a “going private” transaction subject to Rule 13e-3 of the 1934 Act. Novel Denim has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the 1934 Act with respect to the Transaction. The Schedule 13E-3 contains additional information about Novel Denim. Copies of the Schedule 13E-3 are available for inspection and copying at the principal executive offices of Novel Denim during regular business hours by any interested member of Novel Denim, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to Mr. K.C. Chao, Novel Denim’s President and Chief Executive Officer, at the following address: Novel Denim Holdings Limited, 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong.

      Novel Denim is currently subject to the information requirements of the 1934 Act and files periodic reports and other information with the Securities and Exchange Commission relating to its business, financial and other matters.

      Copies of such reports and other information, as well as the Schedule 13E-3, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. For further information concerning the SEC’s public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC’s Internet address at “http://www.sec.gov.” The Ordinary Shares are listed on the NASDAQ SmallCap Market under the symbol “NVLD”.

MULTIPLE MEMBERS SHARING THE SAME ADDRESS

      To reduce the expenses of delivering duplicate proxy materials, Novel Denim is taking advantage of the SEC’s “householding” rules that permit it to deliver only one set of proxy materials to members who share an address unless otherwise requested. Any record member who shares an address with another record member and has received only one set of proxy materials, may receive a separate copy of these materials without charge upon written request addressed to Corporate Secretary, Novel Denim Holdings Limited, 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. If a record member who shares an address with another record member and currently receives only one set of proxy materials and/or one annual report wishes in the future to receive separate copies, please notify the Corporate Secretary at the above address or by calling 212-953-1373 and asking for Investor Relations. If record members who share an address currently receive multiple copies of proxy materials and/or annual reports, they can request only one copy by notifying the Corporate Secretary or Investor Relations at the above address or telephone number.

OTHER MATTERS

      In accordance with British Virgin Islands’ law relating to meetings of members, no other business may be presented at the Special Meeting other than matters set forth herein which will be presented for consideration at the Special Meeting or which are incidental to the conduct of the Special Meeting.

By Order of the Board of Directors,

Kee Chung Chao
Director, Chief Executive Officer and President

                    , 2005

CONSENT OF BENEDETTO, GARTLAND & COMPANY, INC.

To: The Board of Directors of Novel Denim Holdings Limited

      We hereby consent to being named in the Proxy Statement dated January      , 2005, to references to our fairness opinion dated December 10, 2004 under certain portions of the Proxy Statement including “Summary Term Sheet — Special Factors” beginning on page 4, “Special Factors — Background of the Transaction” beginning on page 17, “Special Factors — Recommendation of the Board; Fairness of the Transaction” beginning on page 30 and to the inclusion of our fairness opinion as Appendix A to the Proxy Statement.

/s/ BENEDETTO, GARTLAND & COMPANY, INC.

New York, NY

January      , 2005

APPENDIX A

Benedetto, Gartland & Company, Inc. 1330 Avenue of the Americas New York, NY 10019 Telephone: 212.424.9700 Facsimile: 212.262.8708	Investment Bankers

December 10, 2004

Special Committee Novel Denim Holdings Limited 1/F, Novel Industrial Building 850-870 Lai Chi Kok Road Cheung Sha Wan, Kowloon, Hong Kong

Dear Special Committee Members:

      You have requested our opinion as to the fairness from a financial point of view to the holders of ordinary shares (other than Novel Apparel (BVI) Limited and Kee Chung Chao), par value $1.00 per share (“Company Ordinary Shares”), of Novel Denim Holdings Limited, a British Virgin Islands international business company (the “Company”), of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”), by and among the Company, NDH Acquisition Limited, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company (“NDHA”), Novel Apparel (BVI) Limited, a British Virgin Islands international business company and member of the Company, and Novel Holdings (BVI) Limited, a British Virgin Islands international business company and beneficial owner of 80% of the outstanding shares of Novel Apparel (BVI) Limited.

      Pursuant to the Agreement, NDHA will be merged (the “Merger”) with and into the Company and all of the Company Ordinary Shares not held by Novel Apparel (BVI) Limited and Kee Chung Chao, the President and Chief Executive Officer of the Company, will be converted into the right to receive from the Company after the Merger cash in an amount equal to $1.20 per share.

      Benedetto, Gartland & Company, Inc. (“BGC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, private placements and valuations for corporate and other purposes.

      We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, including for rendering this opinion. The opinion fee is not contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

      In the course of performing our review and analysis for rendering this opinion, we have: (i) reviewed a draft of the Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) visited certain facilities and the business offices of the Company; (v) reviewed current and historical market prices and trading activity of the common stock of the Company; (vi) compared certain financial information for the Company with similar information for certain other companies, the securities of which are publicly traded; (vii) reviewed the financial terms, to the extent publicly available, of selected precedent transactions that we deemed generally comparable to the Company and the Merger; (viii) performed discounted cash flow analyses based on the financial projections for the

Benedetto, Gartland & Company, Inc.

Company furnished to us; and (ix) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

      In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have relied on the representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. Financial projections are necessarily based upon numerous variables and assumptions that are inherently uncertain, including factors relating to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections reviewed by us. We have also assumed that the definitive Agreement to be entered into by the parties will be identical in all material respects to the draft Agreement we have examined and that the Merger will be consummated in accordance with the terms of the Agreement.

      We have not assumed any responsibility for making an independent appraisal or evaluation of any assets or liabilities or for making any independent verification of the information reviewed by us. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims. We have also assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement without any regulatory restrictions, conditions, amendments or modifications.

      Our opinion is subject to the assumptions and conditions set forth herein, speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or events of any kind or nature that may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and we do not have any obligation to update, revise or reaffirm this opinion.

      Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with their consideration of the Merger. This opinion may be included in its entirety, and only its entirety, in any public filing distributed to the Company’s shareholders in connection with the Merger. However, no version or excerpt may be used, and no public reference (except as provided for in the preceding sentence) to this opinion may be made without our prior written consent.

      Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy in which the Company might engage. We are not expressing any opinion herein as to the prices or price ranges at which the Company’s common stock has traded or may trade in the future. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on the proposed Merger or any other matter being voted upon by the Company’s stockholders.

Benedetto, Gartland & Company, Inc.

      Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $1.20 per share in cash to be paid in the Merger to the holders of the Company Ordinary Shares (other than Novel Apparel (BVI) Limited and Kee Chung Chao) is fair from a financial point of view to the holders of Company Ordinary Shares receiving such payment.

Very truly yours,

BENEDETTO, GARTLAND & COMPANY, INC.

By:
Michael Benedetto
Vice President

APPENDIX B

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of December 13, 2004 (the “Agreement”), by and among NOVEL DENIM HOLDINGS LIMITED, a British Virgin Islands international business company (the “Company”), NDH ACQUISITION LIMITED, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company (“NDHA”), NOVEL APPAREL (BVI) LIMITED, a British Virgin Islands international business company and member of the Company (“Apparel”), and NOVEL HOLDINGS (BVI) LIMITED, a British Virgin Islands international business company and beneficial owner of 80% of the outstanding shares of Apparel (“Holdings”).

      WHEREAS, the Board of Directors of the Company, based upon the unanimous recommendation of a special committee of independent directors of the Company (the “Special Committee”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger (as defined below), is fair to and in the best interests of the members of the Company and (ii) approved this Agreement and the transactions contemplated hereby; and

      WHEREAS, the Board of Directors of NDHA has approved this Agreement and the merger (the “Merger”) of NDHA with and into the Company in accordance with the International Business Companies Act (Cap 291) of the British Virgin Islands (the “IBCA”), upon the terms and subject to the conditions set forth herein.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, NDHA and the Company hereby agree as follows:

ARTICLE 1

THE MERGER

      SECTION 1.1     The Merger. At the Effective Time (as defined in Section 1.3 hereof), and subject to the terms and conditions of this Agreement and the IBCA, NDHA shall be merged with and into the Company, the separate existence of NDHA shall thereupon cease, and the Company shall be the surviving company in the Merger (the “Surviving Company”).

      SECTION 1.2     Surviving Company; Effects of the Merger. At the Effective Time, the Surviving Company shall continue its existence under the laws of the British Virgin Islands. The Merger shall have the effects set forth in the applicable provisions of the laws of section 78 of the IBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and NDHA shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and NDHA shall become the debts, liabilities and duties of the Surviving Company. The name of the Surviving Company shall continue to be “Novel Denim Holdings Limited.”

      SECTION 1.3     Effective Time. As soon as practicable after the satisfaction or due waiver of the conditions set forth in Article V, the parties hereto shall cause the Merger to be consummated by filing this Agreement together with articles of merger (the “Certificate of Merger”) with the Registrar of Companies, in such form as required by and executed in accordance with the relevant provisions of the laws of the British Virgin Islands (the date and time of the filing of the Certificate of Merger with the Registrar of Companies (or such later time as is specified in the Certificate of Merger) being the “Effective Time”).

      SECTION 1.4     Amended and Restated Articles of Association of the Surviving Company. At the Effective Time and without any further action on the part of the Company or NDHA, the Amended and Restated Articles of Association of the Company shall be the Amended and Restated Articles of Association of the Surviving Company.

      SECTION 1.5     Amended and Restated Memorandum of Association of the Surviving Company. At the Effective Time and without any further action on the part of the Company or NDHA, the Amended and Restated Memorandum of Association of the Company shall be the Amended and Restated Memorandum of Association of the Surviving Company.

      SECTION 1.6     Board of Directors and Officers of the Surviving Company. At the Effective Time, the number of persons constituting the whole Board of Directors of the Surviving Company shall be eight (8), and each person serving immediately prior to the Effective Time as a director of the NDHA shall be, and hereby is (effective immediately prior to the Effective Time) removed from office, and each person serving immediately prior to the Effective Time as a director of the Company shall become at the Effective Time a director of the Surviving Company, each of such directors to hold office, subject to the applicable provisions of the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company, until the next meeting of the members of the Surviving Company and until his successor shall be duly qualified or until his earlier death, resignation, removal, or disqualification. Each of the officers of the Company immediately prior to the Effective Time shall be and continue upon the Effective Time as an officer of the Surviving Company until his respective successor is duly elected or appointed and qualified or until his earlier death, resignation, removal or disqualification.

      SECTION 1.7     Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Each ordinary share of NDHA of par value U.S.$1.00 per share (each a “NDHA Share” or, collectively, the “NDHA Shares”) that is issued and outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor. The member of NDHA shall cease to have any rights with respect to such shares.

(b) Each ordinary share of the Company of par value U.S.$1.00 per share (each, a “Share” or, collectively, the “Shares”) held in the treasury of the Company immediately prior to the Effective Time, shall be cancelled and retired without any conversion thereof and no payment or distribution or other consideration shall be made or payable with respect thereto. Each such Share, upon such cancellation and retirement at the Effective Time, shall have the status of an authorized but unissued ordinary share of the Surviving Company (subject to the reduction of the number of authorized shares of the Company effected in the Merger).

(c) Each other Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be treated as follows:

(i) Each Share held by a person not listed in the table set forth on Schedule 1.7 (c)(ii), other than Dissenting Shares (as defined in Section 1.9) and shares owned by any subsidiary of the Company, (each of such Shares, an “Exchanged Share” or, collectively, the “Exchanged Shares”) shall be converted into the right to receive from the Company after the Merger cash in an amount equal to U.S.$1.20 (the “Cash Consideration”), and each such Exchanged Share shall no longer be outstanding, shall automatically be cancelled and retired and shall cease to exist, and each holder of any such Exchanged Shares shall cease to have any rights with respect thereto, except the right to receive the Cash Consideration applicable thereto, upon surrender of such Exchanged Shares in accordance with Section 1.10.

(ii) In respect of the Shares held by each person listed in the table set forth on Schedule 1.7(c)(ii) (each of such persons, a “Remaining Holder” or, collectively, the “Remaining Holders”), each Share held by the Remaining Holders shall be converted into the right to receive 0.001 ordinary shares of the Surviving Company of par value U.S.$1.00 per share (each of such Shares, a “Converted Share” or, collectively, the “Converted Shares”) as set forth on Schedule 1.7(c)(ii).

      The Converted Shares, together with the Cash Consideration and the Option Merger Consideration (as defined in Section 1.8), shall be referred to as the “Merger Consideration”.

      SECTION 1.8     Treatment of Outstanding Options. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, a committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide that, immediately prior to the Effective Time, each Outstanding Option (as defined herein) then outstanding, whether or not then exercisable, shall be cancelled, and the holder thereof shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Surviving Company in consideration for such cancellation an amount in cash equal to the product of (a) the number of Shares previously subject to such Outstanding Option and (b) the excess, if any, of U.S.$1.20 over the exercise price per Share previously subject to such Outstanding Option (the “Option Merger Consideration”). If such product is equal to or less than zero, such Outstanding Option shall be cancelled and the holder thereof shall receive no consideration in respect thereof.

      SECTION 1.9     Dissenting Shares. Notwithstanding any provision contained herein to the contrary, any member of either of NDHA or the Company immediately prior to the Effective Time shall be entitled to receive payment of the fair value for his shares upon properly dissenting from the Merger in accordance with the provisions of section 83 of the IBCA and upon the Effective Time, the dissenting member shall cease to have any rights with respect to the Surviving Company except for the right to receive payment of fair value for his shares and the right to initiate proceedings against the Surviving Company.

      SECTION 1.10     Payment for Shares. (a) Prior to the Effective Time, the Company shall (i) designate a bank or trust company to act as agent for the holders of Shares (other than Shares subject to Section 1.7(b)) in connection with the Merger (the “Exchange Agent”) to receive the Merger Consideration to which holders of such Shares may become entitled pursuant to Section 1.7(c) and (ii) enter into a written agreement with the Exchange Agent requiring the Exchange Agent to perform its obligations under this Agreement. Immediately prior to the Effective Time, the Company will make available to the Exchange Agent sufficient funds (the “Exchange Fund”) to make all payments pursuant to Section 1.10(b). Out of such funds, the Exchange Agent shall, pursuant to irrevocable instructions, make the payments referred to in Section 1.7(c). Such funds shall not be used for any other purpose. The Exchange Agent may invest some or all of such funds as the Company directs, provided that all such investments shall be in obligations of or guaranteed by the United States of America or in money market or other short-term investment funds having a rating of at least “A” from a nationally recognized statistical rating agency (collectively, “Permitted Investments”). Any net profit resulting from, or interest or income produced by, such investments, shall be payable to the Surviving Company. The Surviving Company shall replace any monies lost through any investment made pursuant to this paragraph (a) of this Section 1.10.

      (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of an outstanding certificate or certificates which immediately prior to the effective time represented Shares (the “Certificates”), or of Shares represented by book-entry (“Book Entry Shares”) a letter of transmittal (the “Letter of Transmittal”) for return to the Exchange Agent, and instructions for use in effecting the surrender of Certificates or, in the case of Book-Entry Shares, the surrender of such Shares and receipt of the Merger Consideration for each of such holder’s Shares. The Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery to and receipt of such Certificate or Certificates by the Exchange Agent or the proper surrender of such Book-Entry Shares, to the Exchange Agent, as the case may be.

      (c) In effecting the delivery of the Cash Consideration in respect of Exchanged Shares represented by Certificates and Book-Entry Shares entitled to the Cash Consideration pursuant to Section 1.7(c)(i), upon the surrender of each such Certificate or Book-Entry Share and in consideration for such Certificate or Book-Entry Share, the Exchange Agent shall pay the holder of such Certificate or Book-Entry Share the Cash Consideration multiplied by the number of such Exchanged Shares. Upon such payment by the Exchange Agent, such Certificate or Book-Entry Share shall forthwith be cancelled and retired, and shall cease to exist.

      (d) In effecting the conversion of the Shares held by a Remaining Holder pursuant to Section 1.7(c)(ii), upon surrender of the Certificate or Certificates in respect of such Shares or, in the case of

Book-Entry Shares, the surrender of such Shares, the Exchange Agent shall deliver to such Remaining Holder, at the Company’s option, a certificate or evidence of shares in book-entry form evidencing that number of Converted Shares which such Remaining Holder shall receive pursuant to Section 1.7(c)(ii). Upon such actions by the Exchange Agent, each such Certificate or Book-Entry Share so surrendered shall forthwith be cancelled and retired, and shall cease to exist.

      (e) In effecting the delivery of the Option Merger Consideration, in respect of each person entitled to such consideration in the Merger pursuant to Section 1.8, the Exchange Agent shall pay such person cash in an amount to which such person is entitled pursuant to Section 1.8. Upon such payment by the Exchange Agent, each such Outstanding Option shall be cancelled and shall cease to exist.

      (f) Any portion of the funds made available to the Exchange Agent which remains unclaimed twelve months after the Effective Time shall be paid to the Surviving Company upon demand. Any holders of Certificates or Book-Entry Shares who are not Remaining Holders and who have not theretofore complied with Section 1.10(b) hereof shall thereafter look only to the Surviving Company for payment of their claim for the Cash Consideration set forth in Section 1.7(c)(i) hereof, without any interest thereon, but shall have no greater rights against the Surviving Company than may be accorded to general creditors of the Surviving Company under the laws of the British Virgin Islands.

      SECTION 1.11     No Further Rights or Transfers. (a) At and after the Effective Time of the Merger, each holder of record of Exchanged Shares and Dissenting Shares that were issued and outstanding Shares immediately prior to the Effective Time shall cease to have any rights as a member of the Company or the Surviving Company, except for the right to surrender his or her Certificate or Certificates or, in the case of Book-Entry Shares, to surrender such Shares, in exchange for the Cash Consideration provided pursuant to Sections 1.7 and 1.10 hereof and/or to perfect his or her right to an appraisal of and receive payment thereupon for his or her Dissenting Shares pursuant to section 83 of the IBCA and Section 1.9 hereof if such holder has validly exercised and perfected and not withdrawn or lost such appraisal rights, and no transfer of Exchanged Shares or Dissenting Shares that were issued and outstanding prior to the Effective Time shall be made on the share register of the Surviving Company. If, after the Effective Time, Certificates or Book-Entry Shares formerly representing Exchanged Shares are surrendered to the Surviving Company, they shall be cancelled and exchanged for the Cash Consideration set forth in Section 1.7(c)(i) hereof. No interest or dividends shall be paid or accrued on the Cash Consideration. No dividends or other distributions with respect to Exchanged Shares or Dissenting Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Exchanged Shares or Dissenting Shares represented thereby. If the Cash Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate or Book-Entry Share formerly representing Exchanged Shares surrendered therefor is registered, it shall be a condition to such right to receive such Cash Consideration that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Exchanged Shares shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Cash Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

      (b) At and after the Effective Time of the Merger, each Remaining Holder shall cease to have any rights as a member of the Company, except for the right to surrender his or her Certificate or Certificates or, in the case of Book-Entry Shares, to surrender such Shares in exchange for the Converted Shares provided pursuant to Sections 1.7 and 1.10 hereof. If, after the Effective Time, Certificates or Book-Entry Shares formerly representing Shares held by a Remaining Holder are surrendered to the Surviving Company, they shall be cancelled and exchanged for Converted Shares pursuant to Section 1.7(c)(ii) hereof. If Converted Shares are to be delivered to any person other than the person in whose name the Certificate or Book-Entry Share formerly representing Shares surrendered therefor is registered, it shall be a condition to such right to receive such Converted Shares that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Shares shall pay to the Exchange Agent any transfer or other taxes required by reason of the grant of the Converted Shares to a person other than the registered holder of the Certificate or Book-Entry Share surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

      SECTION 1.12     No Liability. None of NDHA, the Company or the Exchange Agent shall be liable to any person in respect of any Converted Shares (or dividends or distributions with respect thereto), any cash from the Exchange Fund or any other Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates or Book-Entry Shares shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Converted Shares (or any dividends or distributions with respect thereto), any cash from the Exchange Fund or any other Merger Consideration would otherwise escheat to or become the property of any governmental entity), any such shares, cash, dividends, distributions or other considerations in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to NDHA that:

      SECTION 2.1     Organization. Each of the Company and each material subsidiary of the Company (each, a “Subsidiary”) is a company duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its formation, with all requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted. The Company and each of the Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company or the Subsidiaries. As used herein, the term “Material Adverse Effect” means, with respect to any person or entity, any change or effect that would be materially adverse to the business, assets (whether tangible or intangible), financial condition or results of operations of the person or entity taken as a whole or the ability of such person or entity to consummate the transaction contemplated hereby.

      SECTION 2.2     Authorization. The Company has the necessary power and authority to enter into this Agreement. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company’s Board of Directors, and no other proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the members of the Company). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by NDHA and the enforceability of this Agreement against each of them, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization, receivership, or other similar laws relating to, or affecting enforcement of, creditors’ rights generally, and general principles of equity (regardless of whether considered and applied in a proceeding in equity or at law).

      SECTION 2.3     Capitalization of the Company. (a) The Company’s entire authorized share capital consists of 28,000,000 shares, of which 5,000,000 shares are classified as preference shares, par value U.S.$1.00 per share, and 23,000,000 shares are classified as ordinary shares par value U.S.$1.00 per share. As of the date hereof, there are no preference shares issued and outstanding, 8,027,809 ordinary shares are issued and outstanding (not including 1,409,691 ordinary shares held as treasury shares) and 252,140 ordinary shares are reserved for issuance in connection with the Company’s stock option plans (of which options to purchase 554,160 ordinary shares are outstanding (the “Outstanding Options”)). Except as set forth above, there are outstanding (i) no shares or other voting securities of the Company, (ii) no securities of the Company or any of the Subsidiaries convertible into or exchangeable for shares or other voting securities of the Company, (iii) no options, warrants or other rights to acquire from the Company or any of the Subsidiaries (including any rights issued or issuable under a members rights plan or similar arrangement), and no obligations of the Company or any of the Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Company, (iv) no equity equivalents, interests in the ownership or earnings of the Company or any of the Subsidiaries or other similar rights (the shares, options, warrants, rights, obligations, equity equivalents, and other securities listed in clauses (i) through (iv) referred to collectively as the “Company’s Securities”), and (v) no outstanding obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any of the Company’s Securities or to make any investment (by loan, capital contribution or otherwise) in any other entity.

      (b) All of the outstanding shares of, or other ownership interests in, each of the Subsidiaries, is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). For purposes of this Agreement, “Lien” means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. There are no securities of the Company or any of the Subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or any of the Subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any shares or other ownership interests in, or any other securities of, any of the Subsidiaries. There are no outstanding contractual obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of shares or other ownership interests in any Subsidiary.

      (c) All issued and outstanding shares of the Company and each of the Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable, free of any preemptive rights. The Outstanding Options have been duly authorized and validly issued and are in full force and effect.

      SECTION 2.4     Certain Fees. With the exception of a fee payable to Benedetto, Gartland & Company, Inc. (“Benedetto, Gartland”), which has acted as financial advisor to the Special Committee in connection with the Merger, pursuant to a letter agreement which has been delivered to the Company, neither the Company nor any Subsidiary has employed any broker or finder or incurred any liability for any financial advisory, brokerage or finders’ fees or commissions in connection with the transactions contemplated hereby.

      SECTION 2.5     Consents and Approvals; No Violations. (a) Except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), and the British Virgin Islands and state securities and “blue sky” laws and (ii) the filing and recordation of the Certificate of Merger as required by the IBCA, no filing or registration with, no notice to and no permit from, and no authorization, consent or approval of any public or governmental body or authority or third party is necessary on behalf of, the Company for the consummation by the Company of the transactions contemplated by this Agreement (other than approval of this Agreement by the members of the Company), except where the failure to make such filing, registration or notice or to obtain such permit, authorization, consent or approval would not, in the aggregate, have a Material Adverse Effect.

      (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Amended and Restated Memorandum of Association and Articles of Association of the Company, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii) and (iii) violations, breaches, defaults or such rights which in the aggregate would not have a Material Adverse Effect.

      SECTION 2.6     No Material Adverse Change. Since September 30, 2004, there have been no events, circumstances, conditions, changes or occurrences that individually, or in the aggregate, have had, or could reasonable be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

      SECTION 2.7     Financial Statements. The audited consolidated balance sheet of the Company for each of the three fiscal years ended as of March 31, 2004, and the related audited consolidated statements of income, of changes in shareholders’ equity and of cash flows of the Company, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s accountants and the unaudited consolidated balance sheet of the Company as of September 30, 2004, and the related unaudited consolidated statements of income, of changes in shareholders’ equity and of cash flows of the Company, together with all related notes and schedules thereto (i) were prepared in accordance with the books of account and other financial records of the Company and the Subsidiaries, (ii) present fairly, in all material respects, the consolidated financial condition and results of operations of the Company and the Subsidiaries as of the dates thereof or for the periods covered thereby, (iii) have been prepared in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with the past practices of the Company and the Subsidiaries and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation, in all material respects, of the consolidated financial condition of the Company and the Subsidiaries and the results of the operations of the Company and the Subsidiaries as of the dates thereof or for the periods covered thereby.

      SECTION 2.8     Opinion of Financial Advisor. The Special Committee has received the opinion of Benedetto, Gartland, the Special Committee’s financial advisor, to the effect that the Cash Consideration to be paid in the Merger to the holders of record of Exchanged Shares is fair to such members from a financial point of view.

      SECTION 2.9     Board Recommendation. On the unanimous recommendation of the Special Committee, the Board of Directors of the Company has concluded that the Merger is fair to, and in the best interest of, the Company and the holders of record of the Shares and has approved and adopted this Agreement.

      SECTION 2.10     Availability of Funds. At the Effective Time, the Company will have all funds necessary to pay the Cash Consideration with respect to all Exchanged Shares.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF NDHA

      NDHA hereby represents and warrants to the Company that:

      SECTION 3.1     Organization. NDHA is an international business company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, except where the failure to be so incorporated, existing and in good standing would not have a Material Adverse Effect on NDHA.

      SECTION 3.2     Authorization. (a) NDHA has the necessary power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by NDHA, the performance by NDHA of its obligations hereunder and the consummation by NDHA of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of NDHA, and no other proceeding on the part of NDHA is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the Company as the sole member of NDHA which approval the Company hereby agrees it shall provide). This Agreement has been duly and validly executed and delivered by NDHA and, assuming the due authorization, execution and delivery hereof by the Company, is a legal, valid and binding obligation of NDHA, enforceable against NDHA in accordance with its terms.

      SECTION 3.3     Capitalization of NDHA. (a) NDHA’s entire authorized share capital consists of one (1) ordinary share par value U.S.$1.00 per share, which is issued and outstanding. Except as set forth above, there are outstanding (i) no shares or other voting securities of NDHA, (ii) no securities of NDHA convertible into or exchangeable for shares or other voting securities of NDHA, (iii) no options, warrants or other rights to acquire from NDHA (including any rights issued or issuable under a members rights plan or similar arrangement), and no obligations of NDHA to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of NDHA, (iv) no equity equivalents, interests in the ownership or earnings of NDHA or other similar rights (the shares, options, warrants, rights, obligations, equity equivalents, and other securities listed in clauses (i) through (iv) referred to collectively as the “NDHA’s Securities”), and (v) no outstanding obligations of NDHA to repurchase, redeem or otherwise acquire any of the NDHA’s Securities or to make any investment (by loan, capital contribution or otherwise) in any other entity.

      (b) All issued and outstanding shares of NDHA have been duly authorized and validly issued and are fully paid and nonassessable, free of any preemptive rights.

      SECTION 3.4     No Prior Activities of NDHA. NDHA has not incurred, directly or indirectly, any liabilities or obligations, except those incurred in connection with its formation and capitalization or with the negotiation of this Agreement and the consummation of the transactions contemplated hereby. NDHA has not engaged, directly or indirectly, in any business or activity of any type or kind, or entered into any agreement or arrangement with any person or entity, or is subject to or bound by any material liability, obligation or undertaking, that is not contemplated by or in connection with its formation and capitalization or this Agreement and the transactions contemplated hereby.

      SECTION 3.5     No Violations. Neither the execution and delivery of this Agreement by NDHA nor the consummation by NDHA of the transactions contemplated hereby nor compliance by NDHA with any of the provisions hereof will conflict with or result in any breach of any provision of the Memorandum of Association and Articles of Association of NDHA.

ARTICLE 4

COVENANTS

      SECTION 4.1     Conduct of Business of the Company. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries will each conduct their respective operations only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary and usual course of business and consistent with past practice, and each of the Company and the Subsidiaries will use its reasonable best efforts in the ordinary course of business consistent with past practice to preserve intact its business organization, assets, prospects and advantageous business relationships, to keep available the services of its officers and employees and to maintain satisfactory relationships with customers, suppliers, contractors, distributors, licensors, licensees and others having business relationships with it. Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement, the Company shall not (i) declare or pay any dividends, (ii) make any distributions or payments to any of its security holders, (iii) redeem any of its securities, (iv) make any payments with respect to any of its indebtedness, or (v) make any contributions to any of its subsidiaries.

      SECTION 4.2     Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and shall use its reasonable best efforts to obtain all waivers, permits, consents and approvals and to effect all registrations, filings and notices with or to third parties or governmental or public bodies or authorities which are necessary or reasonably appropriate in connection with the transactions contemplated by this Agreement, including, without limitation, filings to the extent required under the Exchange Act. In addition, NDHA and the Company shall timely file with the Securities and Exchange Commission (the “Commission”) a Schedule 13E-3 (the “Schedule 13E-3”) with respect to the Merger and disseminate to members such information as is required by Rule 13e-3 under the Exchange Act and as is generally required in a proxy statement under Regulation 14A under the Exchange Act (the “Proxy

Statement”). None of the information supplied by NDHA, on the one hand, or the Company on the other hand, for inclusion in the Schedule 13E-3 or Proxy Statement, in any information disseminated to members or in any amendments or supplements thereto, will, at the respective times such Schedules 13E-3, Proxy Statement or amendments are filed with the Commission or such information is mailed to members, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they were made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with all applicable provisions of the Exchange Act. NDHA and the Company shall promptly correct any information in the Schedule 13E-3 or Proxy Statement that shall have become false or misleading and take all steps necessary to cause the Schedule 13E-3 and Proxy Statement as so corrected to be filed with the Commission, as and to the extent required by applicable law. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers or directors of each of the parties hereto shall take such action.

      SECTION 4.3     Indemnification. (a) The Surviving Company shall, from and after the Effective Time, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director, employee, fiduciary or agent of the Company or any of the Subsidiaries or a member of the Special Committee (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including, without limitation, reasonable attorneys’ and other professionals’ fees), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative, or otherwise) based in whole or in part on or arising in whole or in part out of or pertaining to the fact that such person is or was a director, officer, employee, fiduciary or agent of the Company or any of the Subsidiaries or a member of the Special Committee or is or was serving at the request of the Company or any Subsidiary as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, whether pertaining to any matter existing or occurring prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time, provided that the Indemnified Party acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnified Party had no reasonable cause to believe that such party’s conduct was unlawful (“Indemnified Liabilities”), including, without limitation, all losses, claims, damages, costs, expenses (including, without limitation, reasonable attorneys’ and other professionals’ fees), liabilities, judgments, or amounts paid in settlement based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or any of the transactions contemplated hereby, in each case to the full extent a company is permitted under the laws of the British Virgin Islands to indemnify its own directors and officers.

      (b) Holdings shall, from and after the Effective Time, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of the Subsidiaries or a member of the Special Committee against all Indemnified Liabilities arising prior to the sixth anniversary of the Effective Time solely in connection with tax liabilities and obligations of the Company (“Indemnified Tax Liabilities”); provided that the liability of Holdings pursuant to this Section 4.3(b) shall not exceed an amount equal to (i) U.S.$7,500,000 minus (ii) any amounts paid in respect of Indemnified Tax Liabilities (A) by the Company or (B) under any insurance plan maintained by the Company, Holdings or any of their successors and affiliates.

      (c) The Surviving Company or Holdings, as applicable, will pay expenses (including, without limitation, reasonable attorneys’ and other professionals’ fees) as such expenses are incurred and in advance of the final disposition of any such action, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking to repay required by the laws of the British Virgin Islands. Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation (whether arising before, at, or after the Effective Time), (i) the Surviving Company or Holdings, as applicable, shall have the right to assume the defense thereof and the Surviving Company or Holdings, as applicable, shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Company or Holdings, as applicable, elects not to assume such defense or if there are issues that raise conflicts of interest between the Surviving Company or Holdings, as applicable, and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Company or Holdings, as applicable, shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Company or Holdings, as applicable, shall be obligated pursuant to this Section 4.3 to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless there are, under applicable standards of professional conduct (as reasonably determined by counsel to the Indemnified Parties), separate and distinct interests or legal positions of any two or more Indemnified Parties, in which event such additional counsel as may be reasonably required by reason of such separate or distinct interests or legal positions may be retained by the Indemnified Parties, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Company or Holdings, as applicable, shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided, further, that the Surviving Company or Holdings, as applicable, shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 4.3, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Company or Holdings, as applicable, (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 4.3 except to the extent such failure materially prejudices such party), and shall deliver to the Surviving Company or Holdings, as applicable, any undertaking to repay required by the laws of the British Virgin Islands.

      (d) In the event that the Surviving Company or Holdings, as applicable, or any of their respective successors and assigns consolidates with or merges or converts into any other person, entity, or association and shall not be the continuing or surviving corporation, entity, or association of such consolidation or merger or conversion or transfers and conveys all or substantially all of its property and assets to any person, then, and in each case, proper provisions shall be made so that the successors and assigns of the Surviving Company or Holdings, as applicable, assume the obligations set forth in this Section 4.3.

      (e) The provisions of this Section 4.3 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, and may not be amended, altered or repealed without the written consent of any affected Indemnified Party.

      SECTION 4.4     Directors’ and Officers’ Insurance. (a) For a period of six years from the Effective Time, the Amended and Restated Articles of Association of the Surviving Company shall contain provisions no less favorable with respect to indemnification than are set forth in Sections 107 through 112 of the Amended and Restated Articles of Association of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of its subsidiaries, unless such modification shall be required by law and then only to the minimum extent required by law.

      (b) The Surviving Company shall maintain in effect for two years from the Effective Time directors’ and officers’ liability insurance policies containing terms and conditions that are not less favorable than those of the current directors’ and officers’ liability insurance policies (other than coverage amount), requiring aggregate annual premiums not in excess of U.S.150,000 and providing for coverage of U.S.$3,500,000 with respect to matters occurring prior to the Effective Time; provided, however, that in the event of an expiration, termination or cancellation of such policies, the Surviving Company shall be required to obtain as much coverage as is possible under substantially similar policies for an annual amount in aggregate annual premiums of U.S.150,000.

      (c) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 4.4; provided, that if no such successors or assigns assumes the obligations set forth in this Section 4.4, Holdings shall assume such obligations.

ARTICLE 5

CONDITIONS TO THE MERGER

      SECTION 5.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to consummate the Merger shall be subject to the following conditions, which may not be waived:

(a) This Agreement and the Merger shall have been approved and adopted by the requisite vote of the members of the Company required by the Company’s Amended and Restated Articles of Association and the IBCA.

(b) This Agreement and the Merger shall have been approved and adopted by the requisite vote (which may be effected by written consent in lieu of a meeting) of the sole member of NDHA required by NDHA’s Articles of Association and the IBCA.

(c) There shall not be outstanding any order, statute, rule, regulation, executive order, stay, decree, judgment, or injunction which shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which restrains or prohibits the consummation of the Merger.

      SECTION 5.2     Conditions to the Obligation of NDHA to Effect the Merger. The obligations of NDHA to effect the Merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, any one or more of which may be waived by NDHA:

(a) The Company shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it at or prior to the Effective Time.

(b) The representations and warranties of the Company contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case when made and at and as of the Effective Time.

      SECTION 5.3     Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, any one or more of which may be waived by the Company:

(a) NDHA shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it at or prior to the Effective Time.

(b) The representations and warranties of NDHA contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case when made and at and as of the Effective Time.

ARTICLE 6

TERMINATION AND ABANDONMENT

      SECTION 6.1     Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the members of the Company and NDHA:

(a) By mutual consent of the Boards of Directors of NDHA and the Company.

(b) By either NDHA or the Company:

(i) if the Effective Time shall not have occurred by May 31, 2005; or

(ii) if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement which order is not subject to appeal.

      SECTION 6.2     Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the Merger by the Company or NDHA or both pursuant to Section 6.1 hereof, written notice thereof shall forthwith be given to the other and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein no party hereto shall have any liability or further obligation to any other party to this Agreement except that the provisions of this Section 6.2 and Section 7.5 hereof shall remain in full force and effect.

ARTICLE 7

MISCELLANEOUS PROVISIONS

      SECTION 7.1     Survival of Representations, Warranties, Covenants and Agreements. The respective representations and warranties of the parties hereto shall not survive the Effective Time.

      SECTION 7.2     Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of NDHA and the Company at any time prior to the Effective Time with respect to any of the terms contained herein. Notwithstanding the foregoing, any amendment or modification of, or supplement to, this Agreement that is adverse to the holders of the Shares shall require the consent of the Special Committee.

      SECTION 7.3     Waiver of Compliance; Consents. Any failure of NDHA, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition (except for as provided in Section 5.1) herein may be waived in writing by the Company or NDHA, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure; provided, however, that the waiver of any obligation, covenant, agreement or condition herein, or the giving of any consent or the exercise of any material right hereunder, by the Company, NDHA or their respective Boards of Directors (other than in connection with any condition to the obligations of NDHA set forth in Section 5.1(c) or 5.2, to which this proviso will not apply) shall require the consent of the Special Committee. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 7.3.

      SECTION 7.4     Validity of Provisions; Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

      SECTION 7.5     Fees and Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

      SECTION 7.6     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as provided in Sections 4.3 and 4.4, nothing in this Agreement, express or implied, is intended to confer upon any other person or entity other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      SECTION 7.7     Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further reasonable action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each company which is a party to this Agreement shall take all such reasonable necessary action and the officers and directors of the Surviving Company, upon and after the Effective Time, are and shall be fully authorized to do and take and cause to be done and taken any and all such action.

      SECTION 7.8     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by messenger, by a nationally recognized overnight delivery company or by registered or certified mail (return receipt requested) or by facsimile transmission to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to NDHA, Holdings or Apparel:

               c/o Novel Denim Holdings Limited

               1/ F, Novel Industrial Building
               850-870 Lai Chi Kok Road
               Cheung Sha Wan, Kowloon, Hong Kong

               Attention: Augistine Tse

               with a copy to:

               Simpson Thacher & Bartlett LLP

               425 Lexington Avenue
               New York, New York 10017

               Attention: Mario Ponce, Esq.

               Facsimile: (212) 455-2502

(b)	if to Company:

               Novel Denim Holdings Limited

               1/ F, Novel Industrial Building
               850-870 Lai Chi Kok Road
               Cheung Sha Wan, Kowloon, Hong Kong

               Attention: Augistine Tse

               with a copy to:

               Simpson Thacher & Bartlett LLP

               425 Lexington Avenue
               New York, New York 10017

               Attention: Mario Ponce, Esq.

               Facsimile: (212) 455-2502

(c)	if to the Special Committee:

               Shearman & Sterling LLP

               Broadgate West, 9 Appold Street
               London, EC2A 2AP
               England

               Attention: George A. Casey, Esq.

               Facsimile: 44 (0) 207 655 5479

      SECTION 7.9     Guarantee. Subject to the satisfaction or waiver of the conditions to the Merger set forth in Article V, Apparel hereby fully and unconditionally agrees to provide to the Company, the Surviving Company or the Exchange Agent such funds as may be necessary to pay the Cash Consideration to the holders of Exchanged Shares. In connection with this guarantee, Holdings agrees to provide Apparel, its direct subsidiary, with up to U.S.$3,500,000 as needed by Apparel to meet its obligations under this Section 7.9.

      SECTION 7.10     Governing Law; Jurisdiction. Regardless of the place of execution of this Agreement, the domicile or residence of any party hereto, the location of the principal executive office of any party hereto, or any other fact or circumstance, this Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands (without regard to conflicts of laws principles). EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE BRITISH VIRGIN ISLANDS IN ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS PARAGRAPH AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SUCH COURTS OR IN THE BRITISH VIRGIN ISLANDS OTHER THAN FOR SUCH PURPOSE. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING.

      SECTION 7.11     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

      SECTION 7.12     Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 7.13     Entire Agreement. This Agreement, including any exhibits hereto and the documents and instruments referred to herein, and except as contemplated hereby, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings between the parties with respect to such subject matter. There are no agreements, restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its duly authorized officers, all as of the day and year first above written.

SIGNED and DELIVERED for and on behalf of the NOVEL DENIM HOLDINGS LIMITED by a duly authorized director before me KEE CHUNG CHAO Name	/s/ KEE CHUNG CHAO Director

1/F Novel Industrial Building 850-870 Lai Chi Kok Road Cheung Sha Wan, Kowloon, Hong Kong Address Notary Public

SIGNED and DELIVERED for and on behalf of the NDH ACQUISITION LIMITED by a duly authorized director before me KEE CHUNG CHAO Name	/s/ KEE CHUNG CHAO Director

1/F Novel Industrial Building 850-870 Lai Chi Kok Road Cheung Sha Wan, Kowloon, Hong Kong Address Notary Public

For purposes of Sections 4.3, 4.4(c), 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.10, 7.11, 7.12 and 7.13 only:

The Seal of Novel Holdings (BVI) Limited was hereunto affixed in in the presence of: /s/ RONALD KEE YOUNG CHAO Director /s/ MANG YIN MA Director

For purposes of Sections 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.10, 7.11, 7.12 and 7.13 only:

The Seal of Novel Apparel (BVI) Limited was hereunto affixed in in the presence of: /s/ RONALD KEE YOUNG CHAO Director /s/ MANG YIN MA Director

Schedule 1.7(c)(ii)

Converted Shares

Name	Company Shares	Converted Shares

Novel Apparel (BVI) Limited	4,550,000	4,550
Kee Chung Chao	505,000	505

APPENDIX C

VOTING AGREEMENT

      VOTING AGREEMENT, dated as of December 13, 2004 (this “Agreement”) among Novel Denim Holdings Limited, a British Virgin Islands international business company (the “Company”), NDH Acquisition Limited, a British Virgin Islands international business company (“NDHA”) and the members of the Company whose names appear on the signature pages of this Agreement (each a “Member” and collectively the “Members”).

      WHEREAS, as of the date hereof, each Member owns of record and beneficially and has the sole power to vote, the number of ordinary shares, par value $1.00 per share, of the Company as set forth opposite such Member’s name on Exhibit A hereto (all such shares and any shares of which ownership of record or the power to vote is hereafter acquired by the Members prior to the termination of this Agreement being referred to herein as the “Shares”); and

      WHEREAS, the Company and NDHA (together with the other parties thereto), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), which provides, upon the terms and subject to the conditions thereof, for the merger of NDHA with and into the Company (the “Merger”);

      NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

      1. Voting of Shares. (a) Each Member, by this Agreement, with respect to the Shares set out in Exhibit A hereto, does hereby agree that, at any meeting of the members of the Company to approve and adopt the Merger Agreement and the Merger, however called, and in any action by written consent of the members of the Company, such Member shall vote all of such Member’s Shares (i) in favor of the approval and adoption of the Merger Agreement and the Merger, and (ii) against any other action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or NDHA under the Merger Agreement or which would result in any of the conditions to the Company’s or NDHA’s obligations under the Merger Agreement not being fulfilled.

      (b) The obligations of the Members under this Agreement shall terminate upon the termination of the Merger Agreement.

      2. Governing Law. Regardless of the place of execution of this Agreement, the domicile or residence of any party hereto, the location of the principal executive office of any party hereto, or any other fact or circumstance, this Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands (without regard to conflicts of laws principles). EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE BRITISH VIRGIN ISLANDS IN ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS PARAGRAPH AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SUCH COURTS OR IN THE BRITISH VIRGIN ISLANDS OTHER THAN FOR SUCH PURPOSE. THE PARTIES HERETO

HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ K.C. CHAO

Name: Kee Chung Chao

NOVEL APPAREL (BVI) LIMITED

By:	/s/ MANG YIN MA

Name: Mang Yin Ma
Title: Director

Agreed and accepted:

NOVEL DENIM HOLDINGS LIMITED

By:	/s/ K.C. CHAO

Name: Kee Chung Chao
Date: December 13, 2004

NDH ACQUISITION LIMITED

By:	/s/ K.C. CHAO

Name: Kee Chung Chao
Date: December 13, 2004

EXHIBIT A

Number of Shares Owned
Name of Member	Beneficially and of Record

Novel Apparel (BVI) Limited	4,550,000
Kee Chung Chao	505,000

APPENDIX D

Novel Denim Holdings Limited

Consolidated Statements of Income (unaudited)
(In thousands, except per share amounts)

	For the Three Months		For the Six Months
	Ended September 30,		Ended September 30,

	2004	2003	2004	2003

		Reclassified		Reclassified
Net sales	$16,782	$11,734	$35,463	$22,612
Cost of goods sold	16,109	9,556	33,021	18,843

Gross profit	673	2,178	2,442	3,769
Other revenues	235	361	513	1,931
Selling, general and administrative expenses	2,544	3,406	5,719	6,341

Operating loss	(1,636)	(867)	(2,764)	(641)
Interest expense, net	304	373	640	737

Loss before taxation	(1,940)	(1,240)	(3,404)	(1,378)
Tax	(79)	(304)	(15)	(233)

Net loss from continuing operations	(1,861)	(936)	(3,389)	(1,145)
Net income/(loss) from discontinuing operations	1,264	(611)	1,243	(82)

Net loss	$(597)	$(1,547)	$(2,146)	$(1,227)

Earnings/(loss) per Ordinary Share
Basic and diluted
Continuing operations	$(0.24)	$(0.11)	$(0.43)	$(0.14)
Discontinuing operations	0.16	(0.08)	0.16	(0.01)

Net loss	$(0.08)	$(0.19)	$(0.27)	$(0.15)

Weighted average Ordinary Shares outstanding
Basic and diluted	8,028	8,028	8,028	8,028

See accompanying notes to these unaudited Interim Consolidated Financial Statements.

Novel Denim Holdings Limited

Consolidated Balance Sheets (unaudited)
(In thousands)

	As of	As of
	September 30,	March 31,
	2004	2004

		Reclassified
ASSETS
Cash and cash equivalents	$8,365	$3,333
Accounts receivable	11,888	10,096
Inventories	14,501	15,473
Other current assets	1,673	2,028
Assets of discontinued operations	13,251	65,919

Total current assets	49,678	96,849
Deferred tax assets	378	402
Fixed assets, net	20,883	22,361

Total assets	$70,939	$119,612

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and bank overdrafts	$20,014	$33,474
Current portion of long-term borrowings	4,500	5,625
Other accrued liabilities	14,004	13,892
Liabilities of discontinued operations	2,537	34,773

Total current liabilities	41,055	87,764
Other liabilities	7,195	6,994
Deferred tax liabilities	1,234	1,234

Total liabilities	49,484	95,992
Shareholders’ equity	21,455	23,620

Total liabilities and shareholders’ equity	$70,939	$119,612

See accompanying notes to these unaudited Interim Consolidated Financial Statements.

Novel Denim Holdings Limited

Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	For the Six Months
	Ended September 30,

	2004	2003

Operating activities
Net cash used in operating activities from continuing operations	$(1,352)	$(3,537)
Net cash provided by/(used in) operating activities from discontinued operations	22,966	(42)

Net cash provided by/(used in) operating activities	21,614	(3,579)

Investing activities
Net cash used in investing activities from continuing operations	(81)	(1,383)
Net cash provided by investing activities from discontinued operations	22,883	473

Net cash provided by/(used in) investing activities	22,802	(910)

Financing activities
Net cash (used in)/provided by financing activities from continuing operations	(15,209)	6,084
Net cash used in financing activities from discontinued operations	(24,175)	(861)

Net cash (used in)/provided by financing activities	(39,384)	5,223

Increase in cash and cash equivalents	5,032	734
Cash and cash equivalents at beginning of period	3,333	4,195

Cash and cash equivalents at end of period	$8,365	$4,929

See accompanying notes to these unaudited Interim Consolidated Financial Statements.

Novel Denim Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
(In thousands)

		Additional				Other	Total
	Ordinary	Paid-In	Treasury	Legal	Retained	Comprehensive	Shareholders’
	Shares	Capital	Stock	Reserve	Earnings	Income	Equity

Balance as of March 31, 2003	$9,438	$15,560	$(5,936)	$196	$48,056	$8	$67,322
Net loss	—	—	—	—	(43,713)	—	(43,713)
Legal reserve transfer	—	—	—	161	(161)	—	—
Derivatives qualifying as hedges	—	—	—	—	—	11	11

Balance as of March 31, 2004	9,438	15,560	(5,936)	357	4,182	19	23,620
Net loss	—	—	—	—	(2,146)	—	(2,146)
Derivatives qualifying as hedges	—	—	—	—	—	(19)	(19)

Balance as of Sept. 30, 2004	$9,438	$15,560	$(5,936)	$357	$2,036	—	$21,455

See accompanying notes to these unaudited Interim Consolidated Financial Statements.

Novel Denim Holdings Limited

Notes to Interim Consolidated Financial Statements (unaudited)

      1. The accompanying Interim Consolidated Financial Statements of Novel Denim Holdings Limited (hereinafter “Novel Denim” or the “Company”; references include all subsidiaries unless the context otherwise requires) for the six-month period ended September 30, 2004 and 2003 have been prepared on the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, which management believes are necessary for a fair presentation of the financial information set forth therein. The results as presented in the unaudited Consolidated Statement of Income for the six-month period ended September 30, 2004, are not necessarily indicative of the results for the fiscal year 2005.

      2. The interim figures were taken from Novel Denim’s current report on Form-6K, filed on November 17, 2004, in which Novel Garments (SA) (Pty) Limited (“NGSAL”) and the Mauritius operations, including Novel Textiles Limited (“NTL”) and Novel Garments Limited (“NGML”), were treated as discontinued operations.

      3. As of March 31, 2004, only Novel Garments (SA) Limited was treated as discontinued operation. In order to present the balance sheet figures for comparison purpose, historical consolidated financial data was derived from Novel Denim’s audited Consolidated Financial Statements as of March 31, 2004 and reclassified to conform to the presentation as of September 30, 2004, in which Novel Garments (SA) Limited and the Mauritius operations, including Novel Textiles Limited and Novel Garments Limited, were treated as discontinued operations.

      4. The Interim Consolidated Financial Statements of the Company include the accounts of Novel Denim and all of its subsidiary companies and have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated on consolidation.

      5. Certain reclassifications have been made to prior periods’ consolidated financial statements to conform to classifications used in the current periods.

      6. Inventories consist of the following:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
Raw materials	$3,264	$5,238
Work in progress	5,308	4,679
Finished goods	5,929	5,556

	$14,501	$15,473

      7. Property, plant and equipment, net of impairment, consist of the following:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
Land and buildings	$18,243	$18,243
Plant and machinery	48,299	48,025
Other assets	4,033	4,683
Construction in progress	958	774

	71,533	71,725
Less: Accumulated depreciation and impairment	(50,650)	(49,364)

	$20,883	$22,361

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

      8. Income taxes

      The applicable tax rate represents the rates of taxation prevailing in the territories in which the Company operates. There was no change in tax rates in the jurisdiction in which Novel Denim operates since March 31, 2004.

      The provision for income taxes consists of:

	For the Three		For the Six
	Months Ended		Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands)		(In thousands)
Current tax provision	$(55)	$48	$(39)	$119
Deferred tax provision	(24)	(352)	24	(352)

Total provision	$(79)	$(304)	$(15)	$(233)

      The discontinued operations, NGSAL and Mauritius operations, had no taxable income during the 6 months period ended September 30, 2003 and September 30, 2004.

      9. Short-term borrowings

      The Company maintains working capital, overdraft and other credit facilities with various commercial bank groups in South Africa, Hong Kong and China. Such facilities bear interest at rates based on the South Africa base rate, the Hong Kong dollar prime lending rates of Hongkong & Shanghai Banking Corporation Limited on other non-U.S. dollar borrowings. Information relating to the Company’s short-term credit facilities is summarized as follows:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
Total credit facilities available	$24,305	$43,680
Balance at end of the period/ year	20,014	33,474
Maximum amount outstanding during the period/ year	37,543	39,611
Average borrowings during the period/ year	31,231	35,187

      Interest expense on short-term credit facilities amounted to $406,000 and $937,000 for the period/ year ended September 30, and March 31, 2004, respectively. The Company’s credit facilities are subject to periodic review by the lenders and are payable on demand.

      10. Long-term debt

      Long-term borrowing is arranged by Novel Denim with a commercial bank group. Information relating to the Company’s long-term debt facilities is summarized as follows:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
Total credit facilities available	$4,500	$5,625
Balance at end of the period/ year	4,500	5,625
Maximum amount outstanding during the period/ year	5,625	7,875
Average borrowings during the period/ year	5,223	6,923

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

      Interest expense on long-term debt amounted to $57,000 and $139,000 for the period/ year ended September 30, and March 31, 2004, respectively.

      The balance of $4,500,000 is repayable by Novel Denim within 12 months from September 30, 2004.

      11. Closure of Garment Operation in South Africa

      On January 26, 2004, Novel Denim announced its intention to scale down its South African garment operation, which was operated by Novel Garments (SA) (Pty) Limited, following the increase in production costs as a result of appreciating local currencies versus the U.S. Dollar and weaker than expected production efficiencies. On February 9, 2004, Novel Denim announced that it had stopped garment production in South Africa. Since then, it has been in ongoing negotiation with an interested buyer for disposition of the plant and machinery and the fair value of which was estimated with reference to the expected realizable value. At March 31, 2004, the Company recorded an impairment loss of $2,559,000 based upon an offer from a third party. As a result, an impairment loss of $2,559,000 was recorded in the year ended March 31, 2004. A redundancy cost of $390,000 was provided for the year ended March 31, 2004, based on the minimum amount required by local regulations. Such costs were paid in May 2004.

      NGSAL was fully closed down at March 31, 2004 and had no outstanding orders. The Company planned to dispose its equity interest in NGSAL to a third party and expected to complete the transaction within one year after the year end date. Hence NGSAL was treated as a discontinued operation in accordance with SFAS No. 144 in the financial statements for the year ended March 31, 2004. The Company successfully disposed of its equity interest in NGSAL in November 2004 at $1,325,000.

      Income, revenue and expenses in the consolidated income statements in relation to NGSAL are summarized as follows:

	Six months	Six months	Twelve months
	September	September	March
	2004	2003	2004

	(In thousands)
Total revenues	$825	$1,912	$4,263
Total operating costs and expenses	(167)	(3,962)	(8,490)
Impairment losses	—	—	(2,559)
Other expenses	—	—	(390)

Operating income/(loss)	658	(2,050)	(7,176)
Interest expense, net	—	(134)	(136)

Net income/(loss) from discontinued operation	$658	$(2,184)	$(7,312)

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

      The components of assets and liabilities in relation to NGSAL in the consolidated balance sheets are as follows:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
Assets of discontinued operation
Property, plant and equipment	$5,057	$5,057
Less: Accumulated depreciation and impairment	(3,732)	(3,732)

Net property, plant and equipment	1,325	1,325
Cash and cash equivalents	289	412
Accounts receivable, net	—	8
Other current assets	56	102

Total	$1,670	$1,847

Liabilities of discontinued operation
Accrued salaries and wages and other accrued liabilities	$8	$666

Total	$8	$666

12.	Winding down of Mauritius Operations

      On May 28, 2004, Novel Denim announced its plan to sell its Mauritius denim textile assets in Novel Textiles Limited and one of its four Mauritius garments facilities in Novel Garments (Mauritius) Limited for approximately $21.0 million in cash to a private Mauritius company further to its intention to sell the textile operations and divest the garment operations in Mauritius. This disposition of denim textile assets of NTL and garments facilities of NGML was completed by the end of July 2004.

      On July 2, 2004, it also entered into an agreement with another private Mauritius company to sell certain of its plant and machinery located in NTL.

(a) Impairment of long-lived assets

      A review of the long-lived assets located in Mauritius has been carried out to ensure that the carrying amount of the assets does not exceed their fair value.

      At March 31, 2004, the Company estimated that the fair value of buildings and plant and machinery located in NTL was $11,628,000 and $5,659,000, respectively. Accordingly, the Company recorded an impairment loss of $4,085,000 and $5,450,000 for these buildings and plant and machinery for the year ended March 31, 2004, respectively. The Company estimated the fair value of plant and machinery located in NGML as $3,097,000 and recorded an impairment loss of $1,010,000 for this plant and machinery for the year ended March 31, 2004. The fair value of the abovementioned assets were determined on the basis of sales agreements entered into with different third parties.

      The Company is in ongoing negotiation with interested buyers for disposition of the remaining NGML assets, mainly plant and machinery. Fair value of these assets was determined by the Company with reference to the expected realizable values based on prices obtained for similar assets previously sold.

      Impairment losses recorded by the Company in respect of the NTL assets were $289,000 and $9,535,000 for the period/ year ended September 30, 2004 and March 31, 2004, respectively. The winding-down of NTL operations and disposition of assets is expected to complete prior to March 31, 2005. Impairment losses

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

recorded by the Company in respect of the NGML assets were $384,000 and $1,010,000 for the period/ year ended September 30, 2004 and March 31, 2004, respectively.

(b) Write down of inventories

      A review was carried out in respect of inventories located in Mauritius and write downs were made based on the full physical inventory count and the Company’s estimate of the inventories’ net realizable value after the inclusion of future freight, transportation, packing and related costs, to ensure that the carrying amount of inventories does not exceed their net realizable value.

      As a result, inventory write downs of $4,061,000 and $1,237,000 were recorded in cost of goods sold for the year ended March 31, 2004 for NTL and NGML respectively.

(c) Redundancy costs

      A redundancy cost of $3,218,000 included in other expenses was provided for the year ended March 31, 2004, based on the minimum amount required by local regulations for winding down of Mauritius operations. Such costs were paid in the first half of fiscal 2005.

     (d) NTL and NGML were fully closed down as of July 31, 2004 and had no outstanding orders. The Company was in progress to dispose the production plants in NTL and NGML to third parties and expects to complete the transactions within one year after July 31, 2004. Hence NTL, NGML and related trading companies in the group (“Mauritius operations”) are treated as discontinued operations in accordance with SFAS No. 144 in these financial statements.

      Income, revenue and expenses in the consolidated income statements in relation to the Mauritius operations are summarized as follows:

	Six months	Six months
	September	September	Twelve months
	2004	2003	March 2004

	(In thousands)
Total revenues	$30,019	$48,314	$98,650
Total operating costs and expenses	(28,664)	(45,476)	(103,082)
Impairment losses	(673)	—	(10,545)
Other expenses	239	—	(4,188)

Operating income/(loss)	921	2,838	(19,165)
Interest expense, net	(336)	(736)	(1,445)

Net income/(loss) from discontinued operation	$585	$2,102	$(20,610)

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

      The components of assets and liabilities in relation to the Mauritius operations in the consolidated balance sheets are as follows:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
Assets of discontinued operation
Property, plant and equipment	$15,531	$98,136
Less: Accumulated depreciation and impairment	(10,874)	(70,232)

Net property, plant and equipment	4,657	27,904
Cash and cash equivalents	2,213	351
Accounts receivable, net	3,810	15,211
Inventories	234	19,636
Other current assets	667	970

Total	$11,581	$64,072

Liabilities of discontinued operation
Short-term borrowings and bank overdrafts	$456	$24,684
Accrued salaries and wages and other accrued liabilities	2,073	9,423

Total	$2,529	$34,107

      13. Impairment of textile operations in South Africa

      The Company will review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The South African textiles business made losses in fiscal 2004, which together with forecast losses for fiscal 2005, indicated that a possible impairment existed. In addition, worse than expected results for the first quarter of fiscal 2005 has led the Company to perform a strategic review of the South African textiles operation.

      The strategic review performed by the Company completed in August 2004 indicated that, under current economic factors, the Company will continue to make losses with associated cash outflows and that the estimated proceeds of a possible sale would provide a better estimate of the fair value of the South African textile assets than by discounting expected future cash flows at appropriate risk based discount rates. The Company continues to use the textile assets. The Company has received an offer from a third party for the plant and equipment of the South African textile operations, which the Company believes is the best indicator of the fair value of the plant and equipment after taking into account its knowledge of the market for second hand textiles machinery. An impairment charge of $11,748,000 was made against the land and building and plant and equipment of the South African textile operations to write down the value to the estimated fair value and was recorded in the year ended March 31, 2004.

      14. Segment Information

      In prior years, the Company has two business segments, the manufacture and sale of garments and the manufacture and sale of fabric. As of September 30, 2004, the Company has completely stopped its manufacture and sale of garments. The garments operation, which was operated by NGML in Mauritius and relevant trading companies in the group, ceased by the end of July 2004; hence the Company has a single business segment, which is the fabrics operation, as of September 30, 2004.

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

      The following sets out identifiable assets between segments:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
Fabric	$53,905	$52,229
Corporate and other	17,034	67,383

	$70,939	$119,612

      Included in corporate and other identifiable assets are certain cash and cash equivalents, and certain related party balances.

      The following sets out long-lived assets by country:

	As of	As of
	September 30,	March 31,
	2004	2004

	(In thousands)
South Africa	$7,305	$7,902
China	13,382	14,013
Others	196	446

	$20,883	$22,361

      The following sets out export sales by destination:

	For the three		For the six
	months ended		months ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands)		(In thousands)
Europe	$2,032	$585	$3,907	$949
Africa	5,400	2,192	10,444	4,195
United States of America	147	72	159	551
PRC and Hong Kong	6,250	6,076	13,415	11,955
Others	2,953	2,809	7,538	4,962

	$16,782	$11,734	$35,463	$22,612

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

      15. Commitments and Contingencies

     (a) Operating leases

      The Company enters into non-cancellable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under operating lease commitments:

As of
September 30,
2004

(In thousands)
Year ending September 30,
2005	$64
2006	3

$67

     (b) Capital leases

      Future minimum obligations for assets held under capital lease arrangements are as follows:

As of
September 30,
2004

(In thousands)
Year ending September 30,
2005	$2,029
2006	5,336
2007	1,289
2008	1,289

9,943
Less: interest costs	(2,124)

$7,819

     (c) Letters of credit

      As of September 30, 2004, the Company has unexpired bank letters of credit related to commitments for the purchase of inventories, spare parts and machinery in the amount of $1,239,000.

     (d) Purchase commitments

      In the normal course of business, the Company enters into contractual arrangements for future purchases of raw cotton to ensure availability and timely delivery. As of September 30, 2004, the Company had outstanding purchase commitments for inventory of $1,252,000. The amount the Company was required to pay in respect of these commitments was less than the forward price as at September 30, 2004.

      The Company also enters into contractual arrangements for the purchase of plant and machinery and factory premises construction. As of September 30, 2004, the Company had no such outstanding commitments.

Novel Denim Holdings Limited
Notes to Interim Consolidated Financial Statements (unaudited) — (Continued)

      15. Commitments and Contingencies (continued)

     (e) Discontinuance of South African textile operations

      The Company is in the process of evaluating cost reduction alternatives in its South African operations. Should the Company discontinue its South African operations, the cost for the closure is estimated to be in the range of $5.3 million to $7.9 million, which includes writing down of current assets and provision for redundancy cost and other related costs and expenses.

APPENDIX E

[FRONT OF FORM]

NOVEL DENIM HOLDINGS LIMITED

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong

Proxy Solicitation for ordinary shares on Behalf of the Board of Directors of Novel Denim for the Meeting of Members on                     , 2005

      The undersigned hereby appoints                     and                     and each or either of them, as proxies, with full power of substitution and resubstitution, to vote all shares of the ordinary shares of Novel Denim Holdings Limited which the undersigned is entitled to vote at the Meeting of Members to be held on                     , 2005, and at any adjournment thereof, upon the items described in the Notice of Meeting of Members and Proxy Statement mailed to Members on or about                     , 2005 and upon any other business that may properly come before the Meeting of Members or any adjournment thereof. The undersigned hereby acknowledges prior receipt of the Notice of Meeting of Members and of the Proxy Statement.

      The ordinary shares represented by this proxy will be voted as directed, or if directions are not indicated, will be voted FOR the proposal described in the proxy statement accompanying this proxy card. This proxy is revocable any time prior to its use. The Board of Directors recommends a vote FOR the proposal.

(continued and to be signed on other side)

[REVERSE SIDE OF FORM]

1.	The adoption of the Agreement and Plan of Merger dated as of December 13, 2004 by and among Company, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Novel Holdings (BVI) Limited (the “Merger Agreement”) is approved, and all actions taken by any director or officer of the Company in connection with the Merger Agreement are ratified and approved in all respects.

☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN

Signature	Date

Signature	Date

Please complete, date and sign this proxy and return it promptly in the enclosed envelope, whether or not you plan to attend the Special Meeting on                     , 2005. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

NOTE: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

E-1